    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 1998.

                                                      REGISTRATION NO. 333-52247
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 3 TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                 PATHNET, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          4813                  52-1941838
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL    (IRS EMPLOYER
              OF                 CLASSIFICATION CODE NUMBER)     IDENTIFICATION
INCORPORATION OR ORGANIZATION)                                      NUMBER)

                             1015 31ST STREET, N.W.
                              WASHINGTON, DC 20007
                                 (202) 625-7284

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             MICHAEL A. LUBIN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             1015 31ST STREET, N.W.
                              WASHINGTON, DC 20007
                                 (202) 625-7284

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

        PAUL D. GINSBERG, ESQ.                    ROBERT EVANS III, ESQ.
   PAUL, WEISS, RIFKIND, WHARTON &                 SHEARMAN & STERLING
               GARRISON                            599 LEXINGTON AVENUE
     1285 AVENUE OF THE AMERICAS                 NEW YORK, NEW YORK 10022
       NEW YORK, NEW YORK 10019                       (212) 848-4000
            (212) 373-3000

                            ------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
            TITLE OF EACH CLASS OF                 AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING   REGISTRATION
         SECURITIES TO BE REGISTERED              REGISTERED (1)       PER SHARE(2)        PRICE (1)(2)           FEE
Common Stock, par value $.01 per share           5,390,625 shares         $17.00           $91,640,625        $27,034 (3)

(1) Includes shares issuable upon exercise of over-allotment option granted to the Underwriters.

(2) Estimated pursuant to Rule 457 solely for purposes of calculating the registration fee.

(3) Previously paid.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains a Prospectus relating to an offering in the United States and Canada ("U.S. Offering") of an aggregate of 3,750,000 shares of common stock of Pathnet, Inc., par value $.01 per share (the "Common Stock"), together with separate Prospectus pages relating to a concurrent offering outside of the United States and Canada ("International Offering") of an aggregate of 937,500 shares of Common Stock. The complete Prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such Prospectus is the front cover page for the Prospectus for the International Offering. All other pages of the Prospectus for the U.S. Offering are identical and are to be used for both the U.S. Offering and the International Offering. The complete Prospectus for each of the U.S. Offering and International Offering in the exact forms in which they are to be used after effectiveness of this Registration Statement will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED         , 1998

                                4,687,500 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               -----------------

ALL OF THE SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, OFFERED HEREBY ARE
  BEING SOLD BY PATHNET, INC. OF THE 4,687,500 SHARES OF COMMON STOCK BEING
   OFFERED, 3,750,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 937,500 SHARES ARE BEING OFFERED
      INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL
       UNDERWRITERS. SEE "UNDERWRITERS." PRIOR TO THE OFFERING, THERE HAS
       BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS
         CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER
        SHARE WILL BE BETWEEN $15.00 AND $17.00. SEE "UNDERWRITERS" FOR
          A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE
                         INITIAL PUBLIC OFFERING PRICE.

                            ------------------------

  APPLICATION HAS BEEN MADE FOR QUOTATION OF THE SHARES ON THE NASDAQ NATIONAL
                        MARKET UNDER THE SYMBOL "PTNT."

                            ------------------------


          SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                              -------------------

                               PRICE $   A SHARE
                              -------------------

                                                                                 UNDERWRITING
                                                             PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                                              PUBLIC            COMMISSIONS(1)          COMPANY(2)
                                                       --------------------  --------------------  --------------------
PER SHARE............................................           $                     $                     $
TOTAL(3).............................................           $                     $                     $

---------

    (1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

    (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $850,000.

    (3) THE COMPANY HAS GRANTED THE U.S. UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 703,125 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE U.S. UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS
       AND PROCEEDS TO COMPANY WILL BE $      , $      AND $      ,
       RESPECTIVELY. SEE "UNDERWRITERS."

                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SHEARMAN & STERLING, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT
DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT             , 1998, AT THE
OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREOF IN IMMEDIATELY AVAILABLE FUNDS.

                              -------------------

MORGAN STANLEY DEAN WITTER

            BEAR, STEARNS & CO. INC.

                        LEHMAN BROTHERS

                                     J. P. MORGAN & CO.

            , 1998

  [ARTWORK: MAP SHOWING THE COMPANY'S TARGETED NETWORK AND A PHOTOGRAPH OF THE
                      COMPANY'S NETWORK OPERATIONS CENTER]

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

    For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of the Common Stock and the distribution of this Prospectus.

    In this Prospectus, references to "dollar" and "$" are to United States dollars.
                            ------------------------

    Until             , 1998 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
                            ------------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                      -----
Prospectus Summary...............................           4
Risk Factors.....................................           8
Use of Proceeds..................................          22
Dividend Policy..................................          22
Dilution.........................................          23
Capitalization...................................          24
Selected Consolidated Financial Data.............          26
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations......................          27
Business.........................................          36
Management.......................................          54
Certain Relationships and Related Transactions...          64
Security Ownership of Certain Beneficial Owners
  and Management.................................          67

                                                      PAGE
                                                      -----
Description of Capital Stock.....................          69
Description of Certain Indebtedness..............          73
Shares Eligible for Future Sale..................          74
Underwriters.....................................          76
Certain United States Federal Tax Consequences to
  Non-United States Holders of Common Stock......          79
Legal Matters....................................          82
Experts..........................................          82
Available Information............................          82
Forward-Looking Statements.......................          83
Index to Financial Statements....................         F-1
Glossary.........................................         A-1


                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE OTHER FINANCIAL DATA CONTAINED ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH HEREIN UNDER THE CAPTION "RISK FACTORS" AND ARE URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. PLEASE REFER TO THE GLOSSARY FOR DEFINITIONS OF CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY AND ELSEWHERE IN THE PROSPECTUS WITHOUT DEFINITION. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) GIVES EFFECT TO A 2.9-FOR-ONE SPLIT OF THE COMPANY'S COMMON STOCK (THE "STOCK SPLIT"), (II) ASSUMES THE CONVERSION OF ALL OUTSTANDING SHARES OF THE COMPANY'S PREFERRED STOCK INTO 15,864,716 SHARES OF COMMON STOCK (THE "PREFERRED STOCK CONVERSION") WHICH WILL BE EFFECTED AFTER GIVING EFFECT TO THE STOCK SPLIT AND UPON COMPLETION OF THE OFFERING, AND (III) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. UNLESS OTHERWISE NOTED, STATEMENTS IN THIS PROSPECTUS CONCERNING ROUTE MILES HAVE BEEN DERIVED FROM INFORMATION PUBLICLY AVAILABLE FROM THE FEDERAL COMMUNICATIONS COMMISSION (THE "FCC"). UNLESS OTHERWISE SPECIFIED OR THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO THE "UNITED STATES" MEAN THE 48 CONTINENTAL STATES OF THE UNITED STATES OF AMERICA AND REFERENCES TO THE "COMPANY" OR "PATHNET" MEAN PATHNET, INC. AND ITS SUBSIDIARIES, COLLECTIVELY.

                                  THE COMPANY

    Pathnet intends to become a leading provider of high quality, low cost, long haul telecommunications capacity to second and third tier markets throughout the United States primarily by upgrading existing wireless infrastructure to develop a state-of-the-art, digital network. The Company is positioning itself primarily as a 'carrier's carrier,' providing a high capacity, dedicated network to interexchange carriers ("IXCs"), local exchange carriers ("LECs"), Internet service providers ("ISPs"), the Regional Bell Operating Companies ("RBOCs"), other 'carrier's carriers,' cellular operators and resellers (collectively, "Telecom Service Providers"). The Company's digital network is based on a Synchronous Optical Network Technology ("SONET") architecture which enables transmission of voice, data and video at very high speed. The network is being deployed by upgrading, integrating and leveraging existing telecommunications assets, sites and rights of way, including those utilized by railroads, utilities, state and local governments and pipelines ("Incumbents"). By integrating the existing networks of Incumbents, the Company expects to obtain the equivalent of a nationwide spectrum license at minimal licensing cost.

    The Company's goal is to deploy a network covering 21,000 route miles by the middle of 2000 and eventually to deploy a network encompassing more than 100,000 route miles. Based on market research prepared for the Company by a leading telecommunications research firm, the estimated addressable market for the Company's services is expected to grow from approximately $6 billion in 1998 to approximately $17 billion by 2008. The Company believes its strategy of developing a high quality, low cost, digital network primarily in smaller markets will enable the Company to take advantage of (i) the limited capacity currently available or expected to be constructed in smaller markets, (ii) higher prices generally available in those markets and (iii) technological and cost advantages of the Company's deployment strategy. The Company is a development stage enterprise that is currently designing, constructing, testing and commissioning its digital network, which will initially serve markets in 34 states. The Company has completed over 800 route miles of its network located in Iowa, Minnesota, Montana, North Dakota and South Dakota, is currently constructing approximately 5,000 additional route miles and is providing commercial service on a portion of its network. The Company's operations have resulted in cumulative net losses of $8.8 million from inception in 1995 through March 31, 1998. The Company expects that the capital expenditures needed to deploy the first 21,000 route miles of its network through the middle of 2000 will be approximately $290 million.

    The Company's core strategy for deploying its network is to form strategic relationships with Incumbents and other owners of telecommunications assets that enable the Company to leverage these existing assets, thereby reducing the Company's capital costs and time to market. The Company has identified Incumbents currently holding or operating private networks in the United States that in the aggregate cover approximately 465,000 route miles. Through its sales staff and other engineering, financial and legal professionals, the Company has held meetings with over 300 of these Incumbents. As of June 2, 1998, 49 of these entities, which together control approximately 95,000 route miles, have authorized the Company in writing to prepare preliminary engineering evaluations of their networks for the purpose of entering into long-term strategic relationships with the Company. Of these 49 entities, seven entities, which collectively control approximately 15,000 route miles, have entered into eight binding agreements relating to the initial design and construction of approximately 9,000 route miles of network. Seven of these binding agreements are long-term fixed point microwave services agreements ("FPM Agreements") with affiliates of Enron, Idaho Power Company, Northeast Missouri Electric Power Cooperative, Northern Indiana Public Service Company ("NIPSCO"), Texaco and two affiliates of KN Energy. The eighth agreement is a binding term sheet with American Tower Corporation ("ATC"), which controls certain telecommunications assets, including certain assets divested by CSX Railroad, ARCO Pipeline and MCI Communications Corporation ("MCI"). In addition, the Company is currently pursuing long-term strategic relationships with 25 out of the 49 entities which control approximately 66,000 additional route miles of network. These potential relationships are in varying stages of evaluation, system design and business and contract negotiations. In addition to deploying its wireless network to serve second and third tier markets by forming long-term relationships with Incumbents, the Company may pursue opportunities to acquire or deploy complementary telecommunications assets or technologies and to serve other markets. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance."


    Pathnet was founded in August 1995, and its initial investors include a group of financial sponsors led by Spectrum Equity Investors ("Spectrum") and New Enterprise Associates ("NEA"). The Company's current investors also include Dennis R. Patrick, former Chairman of the FCC. The Company's Chairman, David Schaeffer, has more than 20 years of business and entrepreneurial experience, including building and operating wireless networks. Richard A. Jalkut, the Company's President and Chief Executive Officer, has over 30 years of telecommunications experience, including as President of NYNEX Telecommunications, an operating subsidiary of NYNEX Corporation with more than $12.0 billion in annual revenues and 60,000 employees. Kevin J. Bennis, formerly President of Frontier Communications, is Executive Vice President of the Company serving as President of the Company's Communications Services Division. Prior to working at Frontier Communications, Mr. Bennis served in various positions for 21 years at MCI, including as Senior Vice President of Marketing. Michael L. Brooks, the Company's Vice President of Network Development, directed the initial construction of the 3,500-mile digital microwave network at Qwest Microwave Communications, a predecessor of Qwest Communications International Inc. ("Qwest"), as its Vice President of Engineering.


BUSINESS STRATEGY


    Key components of the Company's business and operating strategies are as follows:



    - Focus on smaller, capacity constrained markets.



    - Position the Company as a 'carrier's carrier.'



    - Establish strategic relationships with Incumbents and other owners of telecommunications assets.



    - Build direct sales force and provide superior customer service.



    For a discussion of the Company's competitive advantages and business strategy, see "Business-- Competitive Advantages" and "--Business Strategy."


FINANCING PLAN

    To date, the Company has funded its expenditures primarily with equity investments made by the Company's stockholders and the proceeds from the Company's debt financings. The development of the Company's business plan will require substantial additional capital to fund capital expenditures, working capital and operating losses. The Company's principal capital expenditures include costs related to the installation of digital transmission equipment and, to a lesser extent, site preparation work. The Company expects that a majority of its capital expenditures will relate to deploying incremental capacity to meet specific customer demand. The Company currently forecasts that it will require approximately $315 million to fund the Company's operating losses, working capital and capital expenditures through the middle of 2000, at which time the Company expects to have completed a 21,000 route mile network. Proceeds from the Offering and cash on hand are expected to provide the Company with adequate resources to meet these projected capital requirements. The Company intends to use any additional available funds to accelerate its development plans. The Company's financing plan consists of the following components:

    - DEBT OFFERING. On April 8, 1998, the Company completed the issuance and sale of the 350,000 units (collectively, the "Units"), consisting of Senior Notes due 2008 (the "Notes") and warrants to purchase shares of Common Stock (the "Warrants"), resulting in net proceeds to the Company of $339.5 million (the "Debt Offering"), of which the Company used $81.1 million to purchase securities (the "Pledged Securities") to provide for payment in full of interest due on the Notes through April 15, 2000.

    - PRIVATE EQUITY INVESTMENT. Concurrently with the Debt Offering, the Company completed the issuance and sale of 1,879,699 shares of Series C Preferred Stock at an aggregate price of $20.0 million (the "1998 Private Equity Investment"), bringing the total investment by the Company's private equity investors to $36.0 million. In connection with the Offering, all of the Company's outstanding preferred stock will be converted into an aggregate of 15,864,716 shares of Common Stock. The Debt Offering, the 1998 Private Equity Investment and the Preferred Stock Conversion are collectively referred to herein as the "Transactions."

    - INITIAL PUBLIC OFFERING. Gross proceeds of the Offering to the Company are estimated to be approximately $75.0 million.

    In addition, the Company is currently exploring several equipment financing and other financing alternatives. Although the Company has received commitments (subject to definitive documentation) from prospective lenders in connection with two such proposed financing facilities, as of the date of this Prospectus, the Company has not decided to enter into any particular proposed facility.

    The actual amount of the Company's future capital requirements will depend upon many factors, including the costs of the development of its network in each of its markets, the speed of the development of the Company's network, the extent of competition and pricing of telecommunications services in its markets, other strategic opportunities pursued by the Company and the acceptance of the Company's services. See "Risk Factors--Significant Capital Requirements; Uncertainty of Additional Financing."


RECENT DEVELOPMENT



    The Company expects to report the following operating results for the three and six month periods ended June 30, 1998, respectively: revenue of approximately $475,000 and $575,000; net operating loss of approximately $4.6 million and $7.3 million; net loss of approximately $10.5 million and $13.2 million; and basic and diluted loss per common share of approximately $3.62 and $4.55. In addition, the Company expects to report total stockholders' deficit at June 30, 1998 of approximately $14.9 million.


                              -------------------

    The Company was formed under the laws of the State of Delaware and commenced operations in August 1995. The Company's principal executive office is located at 1015 31st Street, N.W., Washington, D.C. 20007, and its telephone number is
(202) 625-7284.

                                  THE OFFERING

Common Stock offered:
  U.S. Offering..............................  3,750,000 shares
  International Offering.....................  937,500 shares
    Total....................................  4,687,500 shares
Common Stock to be outstanding after the
  Offering(1)................................  23,454,574 shares
Use of proceeds..............................  The Company intends to use the net proceeds from the Offering for capital expenditures,
                                               working capital and other general corporate
                                               purposes, including the funding of operating
                                               losses. The precise allocation of funds among
                                               these uses will depend on a variety of
                                               factors. See "Use of Proceeds" and "Risk
                                               Factors--Broad Management Discretion in Use
                                               of Proceeds."
Nasdaq National Market symbol................  "PTNT"

---------


(1) Includes 15,864,716 shares of Common Stock to be issued in connection with the Preferred Stock Conversion. Does not include (i) 1,116,500 shares of Common Stock issuable upon exercise of the Warrants and (ii) 2,541,381 shares of Common Stock issuable upon the exercise of outstanding options under the Company's existing stock option plans.


                                  RISK FACTORS

    Prospective purchasers of Common Stock should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK INVOLVES A SIGNIFICANT DEGREE OF RISK. IN DETERMINING WHETHER TO MAKE AN INVESTMENT IN THE COMMON STOCK, PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS AND, IN PARTICULAR, THE FOLLOWING FACTORS.

LIMITED HISTORY OF OPERATIONS; OPERATING LOSSES AND NEGATIVE CASH FLOW

    The Company was formed in August 1995 to begin development of its digital network. The Company has completed over 800 route miles of its network, which are commercially available, and through June 2, 1998 has entered into seven FPM Agreements and one binding term sheet. In addition, as of the date of this Prospectus the Company has entered into only two customer capacity contracts. There can be no assurance that the Company will enter into any additional contracts with Incumbents or customers. Based on its experience, Pathnet expects that it may take between six and 18 months from the initial contact with an Incumbent to complete a long-term contract and 12 months thereafter to complete a commercially available system. Prospective investors therefore have extremely limited historical financial information about the Company upon which to base an evaluation of the Company's performance and an investment in the Common Stock. As a result of development and operating expenses, the Company has incurred significant operating and net losses to date. The Company's operations have resulted in cumulative net losses of $8.8 million and cumulative net losses before interest income (expense), income tax benefit, depreciation and amortization of $8.7 million from inception in 1995 through March 31, 1998.

    The Company expects to incur significant operating losses, to generate negative cash flows from operating activities and to invest substantial funds to construct its digital network during the next several years. There can be no assurance that the Company will achieve or sustain profitability or generate sufficient positive cash flow to meet its debt service obligations, capital expenditure requirements or working capital requirements. If the Company cannot achieve operating profitability or positive cash flows from operating activities, it will not be able to meet its debt service obligations, capital expenditure requirements or working capital requirements, which would have a material adverse effect on the financial condition and results of operations of the Company. See "--Significant Capital Requirements; Uncertainty of Additional Financing," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements included elsewhere in this Prospectus.

SIGNIFICANT CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FINANCING

    Deployment of the Company's network and expansion of the Company's operations and services will require significant capital expenditures, primarily for continued development and construction of its network and implementation of the Company's sales and marketing strategy. The Company anticipates that it will require approximately $100 million and $215 million for the twelve month periods ending June 30, 1999 and 2000, respectively, to fund capital expenditures, working capital and operating losses. By the middle of 2000, the Company expects to have approximately 21,000 route miles of network operational. The Company will need to seek additional financing to fund capital expenditures and working capital to expand its network further to its eventual target of approximately 100,000 route miles. The Company estimates that this will require substantial additional external financing but presently has no negotiated commitments for any such additional financing. The Company may also require additional capital for activities complementary to its currently planned businesses, or in the event it decides to pursue network development through acquisitions, joint ventures or strategic alliances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

    The actual amount of the Company's future capital requirements will depend upon many factors, including the costs of network deployment in each of its markets, the speed of the development of the Company's network, the extent of competition and pricing of telecommunications services in its markets, other strategic opportunities pursued by the Company and the acceptance of the Company's services.

Accordingly, there can be no assurance that the actual amount of the Company's financing needs will not exceed, perhaps significantly, the current estimates.

    There can be no assurance that the Company will be successful in raising additional capital on terms that it will consider acceptable, that the terms of such indebtedness or other capital will not impair the Company's ability to develop its business or that all available capital will be sufficient to service its indebtedness. Sources of additional capital may include equipment financing facilities and public and private equity and debt financings. If the Company decides to raise additional capital through the issuance of equity, the ownership interests represented by the Common Stock will be diluted. In addition, the Indenture relating to the Notes (the "Indenture") contains, and other debt instruments governing future indebtedness may contain, covenants that limit the operational and financial flexibility of the Company. Failure to raise sufficient funds may require the Company to modify, delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company's business, financial condition and results of operations, including the Company's ability to make principal and interest payments on its indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT; RESTRICTIVE COVENANTS

    The Company is highly leveraged. As of March 31, 1998, on a pro forma basis after giving effect to the Transactions and the Offering, the Company would have had $350 million of indebtedness outstanding (approximately 75% of total invested capital). The Company will likely incur substantial additional indebtedness (including secured indebtedness) following the Offering, for the development of its network and other capital and operating requirements. The level of the Company's indebtedness could adversely affect the Company in a number of ways. For example, (i) the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (ii) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to, changes in its business; (iii) the Company will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; (iv) the Company's degree of indebtedness may make it more vulnerable to a downturn in its business or the economy generally; (v) the terms of the existing and future indebtedness restrict, or may restrict, the payment of dividends by the Company; and (vi) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes.

    The Indenture and certain of the Company's FPM Agreements contain, or will contain, restrictions on the Company and its subsidiaries that will affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company and its subsidiaries to create liens, make investments, pay dividends and make certain other restricted payments, issue stock of subsidiaries, consolidate, merge, sell assets and incur additional indebtedness. There can be no assurance that such covenants and restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of the Company. See "Description of Certain Indebtedness" and "Business--Agreements with Incumbents and Other Owners of Telecommunications Assets--Fixed Point Microwave Services Agreements."

    In addition, any future indebtedness incurred by the Company or its subsidiaries is likely to impose similar restrictions. Failure by the Company or its subsidiaries to comply with these restrictions could lead to a default under the terms of the Company's indebtedness notwithstanding the ability of the Company to meet its debt service obligations. In the event of such a default, the holders of the Company's indebtedness could elect to declare all such indebtedness due and payable, together with accrued and unpaid interest. In such event, a significant portion of the Company's indebtedness may become immediately due and payable, and there can be no assurance that the Company would be able to make such payments or to borrow sufficient funds from alternative sources to make any such payments. Even if additional financing could be obtained, there can be no assurance that it would be on terms that would be acceptable to the Company.

    The successful implementation of the Company's strategy, including expanding its digital network and obtaining and retaining a sufficient number of customers, and significant and sustained growth in the Company's cash flow will be necessary for the Company to meet its debt service requirements. The Company does not currently, and there can be no assurance that the Company will be able to, generate sufficient cash flows to meet its debt service obligations. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if the Company otherwise fails to comply with the various covenants under the terms of its existing or future indebtedness, it could trigger a default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company. The ability of the Company to meet its obligations will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business, regulatory and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

RISKS OF COMPLETING THE COMPANY'S NETWORK; MARKET ACCEPTANCE

    The Company's ability to achieve its strategic objectives will depend in large part upon the successful, timely and cost effective completion of its network, as well as on selling a substantial amount of its capacity. The successful completion of the Company's network may be affected by a variety of factors, uncertainties and contingencies, many of which are beyond the Company's control. Although the Company believes that its cost estimates and build-out schedules are reasonable, less than 1,000 route miles under contract have been completed as of June 2, 1998. There can be no assurance that the Company's network will be completed as planned at the cost and within the time frame currently estimated, if at all. In addition, as of the date of this Prospectus, the Company had only two contracts relating to the sale of capacity to a Telecom Service Provider and there can be no assurance that the Company will attract additional purchasers of capacity.

    The successful and timely construction of the Company's network will depend upon, among other things, the Company's ability to (i) obtain substantial amounts of additional capital and financing at reasonable cost and on satisfactory terms and conditions, (ii) manage effectively and efficiently the construction of its network, (iii) enter into agreements with Incumbents and other owners of telecommunications assets that will enable the Company to leverage the assets of Incumbents and of other owners of telecommunications assets, (iv) access markets and enter into customer contracts to sell capacity on its network, (v) integrate successfully such networks and associated rights acquired in connection with the development of the Company's network including cost-effective interconnections and (vi) obtain necessary FCC licenses and other approvals. Successful construction of the Company's network also will depend upon the timely performance by third party contractors of their obligations. There can be no assurance that the Company will achieve any or all of these objectives. Any failure by the Company to accomplish these objectives may have a material adverse affect on the Company's business, financial condition and results of operations. See "--Significant Capital Requirements; Uncertainties of Additional Financing" and "-- Dependence on Relationship with Incumbents; Rights of Incumbents to Certain Assets."

    The development of the Company's network and the expansion of the Company's business may involve acquisitions of other telecommunications businesses and assets and implementation of other technologies (such as fiber optic cable) either in lieu of or as a supplement to the excess capacity created by upgrading Incumbents' networks. In addition, the Company may enter into relationships with Telecom Service Providers or other entities to manage existing assets or to deploy alternative telecommunications technologies. Furthermore, the Company may seek to serve markets which are not second or third tier and which may present differing market risks (including as to pricing and competition). If pursued, these opportunities could require additional financing, impose additional risks (such as increased or different competition, additional regulatory burdens and network economics different from those described elsewhere herein) and could divert the resources and management time of the Company. There can be no assurance that any such opportunity, if pursued, could be successfully integrated into the Company's operations or that any such opportunity would perform as expected. Furthermore, as the Company builds out its network, there can be no assurance that the Company will enter into agreements with the best suited Incumbents or such other owners of telecommunications assets, as the case may be, or that the Company will continue to pursue its core strategy of leveraging the assets of Incumbents as opposed to other telecommunications assets, technologies or other markets. Moreover, there can be no assurance that the resulting network will match or be responsive to the demand for telecommunications capacity or will maximize the possible revenue to be earned by the Company. There can be no assurance the Company will be able to develop and expand its business and enter new markets as currently planned. Failure of the Company to implement its expansion and growth strategy successfully could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON RELATIONSHIP WITH INCUMBENTS; RIGHTS OF INCUMBENTS TO CERTAIN
  ASSETS

    Although the Company has entered into seven FPM Agreements with six Incumbents and one binding term sheet with an independent tower company and is currently pursuing FPM Agreements with 25 additional Incumbents, there can be no assurance that existing long-term relationships will be maintained or that additional long-term relationships will result on terms acceptable to the Company, on terms substantially similar to those described herein or at all. If the Company is not successful in negotiating such agreements, its ability to deploy its network would be adversely affected.

    The Company does not typically expect to own the underlying sites and facilities upon which its network is deployed. Instead, the Company expects to enter into long-term relationships with Incumbents whereby each such Incumbent agrees to grant to the Company a leasehold interest in or a similar right to use such Incumbent's facilities and infrastructure as is required for the Company to deploy its network. In some cases, system assets may be held by subsidiaries in which both the Company and the Incumbent own an interest. In the case of Idaho Power, the Incumbent owns a majority interest in a subsidiary formed in April 1998 to hold the Initial System. As a result, the Company will depend on the facilities and infrastructure of its Incumbents for the operation of its business. Long-term relationships with Incumbents may expire or terminate if the Company does not satisfy certain performance targets with respect to sales of excess capacity or fails to commission an Initial System within specified time periods. In such cases, certain equipment relating to the Initial System will be transferred to the Incumbent. Any such expiration of a relationship with an Incumbent, and the resulting loss of use of the corresponding Initial System and opportunity to utilize such segment of its network, could result in the Company not being able to recoup its initial capital expenditure with respect to such segment and could have a material adverse effect on the business and financial condition of the Company. In addition, such a loss under certain circumstances could result in an event of default under the Company's existing or future indebtedness. There can be no assurance that the Company will continue to have access to such Incumbent's sites and facilities after the expiration of such agreements or in the event that an Incumbent elects to terminate its agreement with the Company. If such an agreement were terminated or expires and the Company were forced to remove or abandon a significant portion of its network, such termination or expiration, as the case may be, could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Agreements with Incumbents and Other Owners of Telecommunications Assets."

    The Company expects to rely significantly on its Incumbents for the maintenance and provisioning of circuits on its network. The Company has entered into maintenance agreements with three Incumbents and expects to enter into agreements with additional Incumbents pursuant to which, among other things, the Company will pay the Incumbent a monthly maintenance fee and a provisioning services fee in exchange for such Incumbent providing maintenance and provisioning services for that portion of the Company's network that primarily resides along such Incumbent's system. Failure by the Company to enter successfully into similar agreements with other Incumbents or the cancellation or non-renewal of any of such existing agreements could have a material adverse effect on the Company's business. To the extent the Company is unable to establish similar arrangements in new markets with additional Incumbents or establish replacement arrangements on systems where a maintenance agreement with a particular Incumbent is canceled or not renewed, the Company may be required to maintain its network and provision circuits on its network through establishment of its own maintenance and provisioning workforce or by outsourcing maintenance and provisioning to a third party. The Company's operating costs under these conditions may increase. See "Business--Agreements with Incumbents and Other Owners of Telecommunications Assets--Network Maintenance and Provisioning of Circuits."

MANAGEMENT OF GROWTH

    The Company's business plan may, if successfully implemented, result in rapid expansion of its operations. Rapid expansion of the Company's operations may place a significant strain on the Company's management, financial and other resources. The Company's ability to manage future growth, should it occur, will depend upon its ability to monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and expand significantly the Company's internal management, technical, information and accounting systems and to attract and retain additional qualified personnel. See "--Dependence on Key Personnel." Furthermore, as the Company's business develops and expands, the Company will need additional facilities for its growing workforce. There can be no assurance that the Company will successfully implement and maintain such operational and financial systems or successfully obtain, integrate and utilize the employees and management, operational and financial resources necessary to manage a developing and expanding business in an evolving and increasingly competitive industry which is subject to regulatory change. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company's business could have a material adverse effect on the business, financial condition and results of operations of the Company.

    The expansion and development of the Company's business will depend upon, among other things, the Company's ability to implement successfully its sales and marketing strategy, evaluate markets, design network path routes, secure financing, install facilities, obtain any required government authorizations, implement interconnection to, and co-location with, facilities owned by Incumbents, purchasers of capacity and other owners of telecommunications assets. The Company's ability to implement its growth strategy successfully will require the Company to enhance its operational, management, financial and information systems and controls and to hire and retain qualified sales, marketing, administrative, operating and technical personnel. There can be no assurance that the Company will be able to do so, and any failure to accomplish these objectives could result in lower than expected levels of customer service, which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

    The success of the Company will depend to a significant extent upon the abilities and continued efforts of its senior management, particularly members of its senior management team, including David Schaeffer, Chairman, Richard A. Jalkut, President and Chief Executive Officer, Kevin J. Bennis, Executive Vice President serving as President of the Company's Communications Services Division and Michael L. Brooks, Vice President of Network Development. Other than its Employment Agreement with Richard A. Jalkut, the Company does not have any employment agreements with, nor does the Company maintain "key man" insurance on, these employees. The loss of the services of any such individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The success of the Company will also depend, in part, upon the Company's ability to identify, hire and retain additional key management personnel, including the senior management, who are also being sought by other businesses. Competition for qualified personnel in the telecommunications industry is intense. The inability to identify, hire and retain such personnel could have a material adverse effect on the Company's results of operations. See "--Management of Growth" and "Management--Directors and Executive Officers."

COMPETITION; PRICING PRESSURES

    The telecommunications industry is highly competitive. In particular, price competition in the 'carrier's carrier' market has generally been intense and is expected to increase. The Company competes and expects to compete with numerous competitors who have substantially greater financial and technical resources, long-standing relationships with their customers and potential to subsidize competitive services from less competitive service revenues and from federal universal service subsidies. Such competitors may be operators of existing or newly deployed wireline or wireless telecommunications networks. The Company will also face intense competition due to an increased supply of telecommunications capacity, the effects of deregulation and the development of new technologies, including technologies that will increase the capacity of existing networks.

    The Company anticipates that prices for its 'carrier's carrier' services will continue to decline over the next several years. The Company is aware that certain long distance carriers are expanding their capacity and believes that other long distance carriers, as well as potential new entrants to the industry, are constructing new microwave, fiber optic and other long distance transmission networks in the United States. If industry capacity expansion results in capacity that exceeds overall demand along the Company's routes, severe additional pricing pressure could develop. As a result, within a few years, the Company could face dramatic and substantial price reductions. Such pricing pressure could have a material adverse effect on the business, financial condition and results of operations of the Company.


    While the Company generally will not compete with Telecom Service Providers for end-user customers, the Company may compete, on certain routes, as a 'carrier's carrier' with long distance carriers such as AT&T Corporation ("AT&T"), MCI, Sprint Corporation ("Sprint"), WorldCom, Inc. ("WorldCom") and operators of fiber optic systems, such as IXC Communications, Inc., The Williams Companies, Inc. ("Williams"), Qwest and Level 3 Communications, Inc. ("Level 3"), who would otherwise be the Company's customers in second and third tier markets. The Company will also face competition increasingly in the long haul market from local exchange carriers, regional network providers, resellers and satellite carriers and may eventually compete with public utilities and cable companies. In particular, certain incumbent local exchange carriers ("ILECs") and competitive local exchange carriers ("CLECs") are allowed to provide inter-LATA long distance services. Furthermore, RBOCs will be allowed to provide inter-LATA long distance services within their regions after meeting certain regulatory requirements intended to foster opportunities for local telephone competition. Certain RBOCs have requested regulatory approval to provide inter-LATA data services within their regions. The RBOCs already have extensive fiber optic cable, switching, and other network facilities in their respective regions that can be used for their long distance services after a waiting period. In addition, other new competitors may build additional fiber capacity in the geographic areas served and to be served by the Company.


    The Company may also face competitors seeking to deploy a digital wireless network in the same manner as the Company by leveraging the assets of Incumbents or other owners of telecommunications assets or from Incumbents leveraging their own assets. Although the Company believes its strategy will provide it with a cost advantage, there can be no assurance that technological developments will not result in competitors achieving even greater cost efficiency and therefore a competitive advantage. See "--Risk of Rapid Technological Changes."

    A continuing trend toward business combinations and strategic alliances in the telecommunications industry may create stronger competitors to the Company, as the resulting firms and alliances are likely to have significant technological, marketing and financing resources greater than those available to the Company. See "Business--Competition."

RELIANCE ON EQUIPMENT SUPPLIERS

    The Company currently purchases most of its telecommunications equipment pursuant to an agreement with NEC America, Inc. and its affiliates ("NEC") from whom the Company has agreed to purchase $200 million of equipment by March 31, 2003 and has entered into an equipment purchase agreement with Andrew Equipment Corporation ("Andrew"). Any reduction or interruption in supply from either supplier or any increase in prices for such equipment could have a disruptive effect on the Company. Currently NEC and Northern Telecom Ltd. ("Nortel") are the only manufacturers of SONET radios that are compatible with the Company's proposed system design and reliability standards, although Harris Corporation and Alcatel Alsthom Compagnie Generale d'Electricite SA ("Alcatel") are in the process of developing and testing similar and compatible products. Further, the Company does not manufacture, nor does it have the capability to manufacture, any of the telecommunications equipment used on its network. As a result, the failure of the Company to procure sufficient equipment at reasonable prices and in a timely manner could adversely affect the Company's successful deployment of its network and results of operations. See "Business--Equipment Supply Agreements."

TECHNICAL LIMITATIONS OF THE NETWORK

    The Company will not be able to offer route diversity until such time as it has completed a substantial portion of its mature network. In addition, the Company's network requires a direct line of sight between two antennae (each such interval comprising a "path") which is subject to distance limitations, freespace fade, multipath fade and rain attenuation. In order to meet industry standards for reliability, the maximum length of a single path similar to those being designed by the Company is generally limited to 40 miles and, as a result, intermediate sites in the form of back-to-back terminals or repeaters are required to permit digital wireless transmission beyond this limit based on the climate and topographic conditions of each path. In the absence of a direct line of sight, additional sites may be required to circumvent obstacles, such as tall buildings in urban areas or mountains in rural areas. Topographic conditions of a path and climate can cause reflections of signals from the ground which can affect the transmission quality of digital wireless services. In addition, in areas of heavy rainfall, the intensity of rainfall and the size of the raindrops can affect the transmission quality of digital wireless services. Paths in these areas are engineered for shorter distances to maintain transmission quality and use space diversity, frequency diversity, adaptive power control and forward error correction to minimize transmission errors. The use of additional sites and shorter paths to overcome obstructions, multipath fade or rain attenuation will increase the Company's capital costs. While these increased costs may not be significant in all cases, such costs may render digital wireless services uneconomical in certain circumstances.

    Due to line of sight limitations, the Company currently installs its antennae on towers, the rooftops of buildings or other tall structures. Line of sight and distance limitations generally do not present problems because Incumbents have already selected, developed and constructed unobstructed transmission sites. In certain instances, however, the additional frequencies required for the excess capacity to be installed by the Company may not be available from Incumbents' existing sites. In these instances, the Company generally expects to use other developed sites already owned or leased by such Incumbent. In some instances, however, the Company has encountered, and may in the future encounter, line of sight, frequency blockage and distance limitations that cannot be solved economically. While the effect on the financial condition and results of operations of the Company resulting from such cases has been minimal to date, there can be no assurance that such limitations will not be encountered more frequently as the Company expands its network. Such limitations may have a material adverse effect on the Company's future development costs and results of operations. In addition, the current lack of compression applications for wireless technology limits the Company's ability to increase capacity without significant capital expenditures for additional equipment.

    In order to obtain the necessary access to install its radios, antennae and other equipment required for interconnection to the PSTN or to points of presence ("POP") of the Company's capacity purchasers, the

Company must acquire the necessary rights and enter into the arrangements to deploy and operate such interconnection equipment. There can be no assurance that the Company will succeed in obtaining the rights necessary to deploy its interconnection equipment in its market areas on acceptable terms, if at all, or that delays in obtaining such rights will not have a material adverse effect on the Company's development or results of operations.

DEPENDENCE ON INFORMATION AND PROCESSING SYSTEMS

    Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor network performance, provision customer orders for telecommunications capacity, bill customers accurately, provide high-quality customer service and achieve operating efficiencies. As the Company grows, any inability to operate its billing and information and processing systems, or to upgrade internal systems and procedures as necessary, could have a material adverse impact on the Company's ability to reach its objectives, or on its business, financial condition and results of operations.

RISK OF RAPID TECHNOLOGICAL CHANGES

    The telecommunications industry is subject to rapid and significant changes in technology. Although the Company believes that, for the foreseeable future, these changes will neither materially affect the continued use of its network equipment, nor materially hinder its ability to acquire necessary technologies, the effect of technological changes on the business of the Company, such as changes relating to emerging wireline (including fiber optic) and wireless (including broadband) transmission technologies, cannot be predicted. There can be no assurance that (i) the Company's network will not be economically or technically outmoded by technology or services now existing or developed and implemented in the future, (ii) the Company will have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings or (iii) the cost of the equipment used on its network will decline as rapidly as that of competitive alternatives. The occurrence of any of the foregoing events may have a material adverse effect on the operations of the Company and the ability of the Company to make principal and interest payments on its outstanding indebtedness.

REGULATION

    The Company's arrangements with Incumbents contemplate that the Company's digital network will provide largely "common carrier fixed point-to-point microwave" telecommunications services under Part 101 of the FCC's Rules ("Part 101"), which services are subject to regulation by federal, state and local governmental agencies. Changes in existing federal, state or local laws and regulations, including those relating to the provision of Part 101 telecommunications services, any failure or significant delay in obtaining necessary licenses, permits or renewals, or any expansion of the Company's business that subjects the Company to additional regulatory requirements could have a material adverse effect on the Company's business, financial condition, and results of operations.

    LICENSING BY THE COMPANY AND INCUMBENTS. Many Incumbents whose existing systems operate in the 2 GHz band of the frequency spectrum will be required to relocate their systems and operations to the 6 GHz band or other alternate spectrum. In most instances the Company will enter into a strategic relationship with an Incumbent and, as part of the upgrade of such Incumbent's system, the Company will license the upgraded network in the 6 GHz band, which will depend on its obtaining newly issued Part 101 licenses for the use of existing facilities and infrastructure of such relocated Incumbents.

    The Company intends to establish any such arrangement so as to ensure that there is no DE FACTO transfer of control of a FCC license from an Incumbent, which has obtained authorization from the FCC to operate a Part 101 telecommunications system at the newly occupied 6 GHz location (a "Licensed Incumbent"), to the Company, because such a transfer without FCC consent would violate the FCC's rules. Because any review by the FCC of such an arrangement would be fact specific and would involve the review of conduct that has not yet occurred, there can be no assurance that, if such an arrangement between the Company and a Licensed Incumbent were challenged, the FCC would not deem such an arrangement to constitute an unauthorized transfer of control. Such a finding could result in a restructuring of the arrangement with a Licensed Incumbent or the loss of the FCC license.

    MUTUAL EXCLUSIVITY. Pursuant to its arrangements with Incumbents, the Company will, in most cases, apply to the FCC for new Part 101 licenses to operate in the 6 GHz band. As each such Part 101 license is granted by the FCC with respect to the frequencies to be used between two specific points as designated by specific latitude and longitude coordinates, and as Incumbents already own the infrastructure and sites that comprise each such licensed point along the network, the Company expects to be the first and only entity to apply for these licenses at or near the specific locations and in the frequencies to be designated by the Company, and hence to have licensing priority under the FCC's procedures. There can be no assurance, however, that other entities will not seek licenses to operate in the same portion of the frequency spectrum as the Company in locations geographically close to those designated by the Company.

    In the event that a mutually exclusive situation were to arise, the FCC may hold a comparative hearing to decide which applicant will be awarded the relevant licenses, in which case there can be no assurance that the Company would be able to obtain the desired license. In the event that numerous mutually exclusive applications were to be filed, the FCC may decide to impose a filing freeze with respect to additional applications, and would, in the interim, decide on the most appropriate manner in which to resolve the mutual exclusivity. In this vein, the FCC may decide to seek from Congress enabling legislation that would permit the FCC to hold an auction in order to determine which of the competing applicants would obtain the sought-after licenses, in which case the Company could be required to pay potentially large sums in order to obtain the necessary license, and there would be no assurance that the Company would be able to obtain any auctioned licenses. The FCC might also decide to impose fees on the use of the desired spectrum, in which case the Company would be required to pay potentially large sums in order to obtain and use its FCC licenses.

    FREQUENCY COORDINATION. Prior to applying to the FCC for authorization to use portions of the 6 GHz band, the Company must coordinate its use of the frequency with any existing licensees, permittees, and applicants in the same area whose facilities could be subject to interference as a result of the Company's proposed use of the spectrum. There can be no assurance in any particular case that the Company will not encounter other entities and proposed uses of the desired spectrum that would interfere with the Company's planned use, and that the Company will be able to coordinate successfully such usage with such entities. See "--Technical Limitations of the Network." If the Company were unable to coordinate effectively with other users of or applicants for the spectrum at a substantial number of proposed sites, there can be no assurance that the Company would be able to obtain and retain the licenses necessary for the successful operation of the Company's network.

    FCC LICENSE REQUIREMENTS. As part of the requirements of obtaining a Part 101 license, the FCC requires the Company to demonstrate the site owner's compliance with the reporting, notification and technical requirements of the Federal Aviation Administration ("FAA") with respect to the construction, installation, location, lighting and painting of transmitter towers and antennae, such as those to be used by the Company in the operation of its network. Specifically, the FCC requires compliance with the FAA's notification requirement, and where such notification is required, a "no hazard" determination from the FAA before granting a license with respect to a particular facility. Any failure by the Company to comply with the FAA's notification procedures, any finding of a hazard by the FAA with respect to a proposed new or substantially modified facility, or any delay on the part of the FAA in making such a finding, may have an adverse effect on the Company's ability to obtain in a timely manner all necessary FCC licenses in accordance with its business plan.

    In addition to FAA requirements, in order to obtain the Part 101 licenses necessary for the operation of its network, the Company, and in some cases Licensed Incumbents, must file applications with the FCC for such licenses and demonstrate compliance with routine technical and legal qualification to be an FCC licensee. The Company must also obtain FCC authorization before transferring control of any of its licenses or making certain modifications to a licensed facility. Such requirements for obtaining such Part 101 licenses and for transferring such licenses include items such as certifying to the FCC that frequency coordination has been completed, disclosing the identity and relationship of all entities directly or indirectly owning or controlling the applicant, and demonstrating the applicant's legal, technical and other qualifications to be an FCC licensee. Nevertheless, there can be no assurance that the Company or any Licensed Incumbent will obtain all of the licenses or approvals necessary for the operation of the Company's business, the transfer of any license, or the modification of any facility, or that the FCC will not impose burdensome conditions or limitations on any such license or approval.

    CONSTRUCTION OF FACILITIES AND CHANNEL LOADING REQUIREMENTS. Under the FCC's rules, the Company is required to have each licensed Part 101 facility constructed and "in operation" (I.E., capable of providing service), and to complete each authorized modification to an existing facility, within 18 months of the grant of the necessary license or approval. Failure to meet the FCC's timetable for construction or operation or to obtain an extension of said timetable will automatically cancel the underlying license or approval, to the detriment of the Company's ability to execute its business plan. A license or authorization will also lapse if, after construction and operation, the facility is removed or altered to render it non-operational for a period of 30 days or more. Similarly, the FCC's rules provide that, in the absence of the Company obtaining a waiver of such rule, any authorized Part 101 station that fails to transmit operational traffic during any 12 consecutive months after construction is complete is considered permanently discontinued under the FCC's rules, and its underlying license is forfeited. In addition, the FCC requires that a certain portion of the available channels on Part 101 digital systems be loaded with traffic within 30 months of licensing. There can be no assurance that the Company's Part 101 licenses will not lapse because of failure to meet the FCC's construction or channel loading benchmarks or to obtain an extension of such deadlines, or because of the Company's failure to comply with the FCC's requirements with respect to operational traffic.

    FCC LICENSE RENEWAL. The Part 101 licenses obtained by the Company or a Licensed Incumbent have been and will be issued for a term of 10 years, after which such licenses will have to be renewed by the filing of applications with the FCC. Although such renewals are typically granted routinely, there can be no assurance that necessary license renewals will be granted by the FCC.

    PROVISION OF COMMON AND PRIVATE CARRIER SERVICES. The Company's and Licensed Incumbents' Part 101 licenses allow the Company to sell excess capacity on its network to the customers targeted under the Company's business plan. Although the Part 101 licenses that the Company and Licensed Incumbents hold are designated for "common carriers," under the FCC's rules, a Part 101 licensee may provide both common carriage and private carriage over Part 101 facilities. The Company is currently offering, and expects to offer in the future, its services on a private carrier basis. The Company's private carrier services are essentially unregulated, while any common carrier offerings would be subject to additional regulations and reporting requirements including payment of additional fees and compliance with additional rules and regulations including that any such services must be offered pursuant to filed tariffs and non-discriminatory terms, rates and practices. There can be no assurance that the FCC will not find that some or all of the private carrier services offered by the Company are in fact common carrier services, and thus subject to such additional regulations and reporting requirements including the non-discrimination and tariff filing requirements imposed on common carriers, in which case the Company may be required to pay additional fees or adjust, modify or cease provision of certain of its services in order to comply with any such regulations, including offering such services on the same terms and conditions to all of those seeking such services, and pursuant to rates made public in tariff filings at the FCC.

    FOREIGN OWNERSHIP. As the licensee of facilities designated for common carriage, the Company is subject to Section 310(b)(4) of the Communications Act of 1934, as amended (the "Communications

Act"), which by its terms restricts the holding company of an FCC common carrier licensee (the Company is such a holding company, because it expects to hold all FCC licenses indirectly, through subsidiaries) to a maximum of 25% foreign ownership and/or voting control. The FCC has determined that it will allow a higher level (up to 100%) on a blanket basis with respect to all common carrier licensees, but only for foreign ownership by citizens of, or companies organized under the laws of, World Trade Organization ("WTO") member countries. The FCC continues to apply the 25% foreign ownership limitation with respect to citizens or corporations of non-WTO nations.

    Although the Company is presently, and upon completion of the Offering will be within the 25% foreign ownership limitation, there can be no assurance that, as a result of future financings, the Company will not exceed this limitation, in which case the Company would have to analyze its foreign ownership with respect to the WTO status of the nations with which the Company's foreign owners are associated. In addition, if any Incumbent elects to be a Licensed Incumbent on the portion of the Company's network relating to its system, such Licensed Incumbent would also be subject to such foreign ownership restrictions. If such analysis showed that the Company or any Licensed Incumbent had more than 25% foreign ownership from non-WTO member nations, the Company or such Licensed Incumbent, as the case may be, would have to seek a further ruling from the FCC and/or reduce its non-WTO foreign ownership. In the event that a Licensed Incumbent were to choose to hold the relevant Part 101 license itself, and not through a holding company, that Licensed Incumbent would be subject to Section 310(b)(3) of the Communications Act, which limits direct foreign ownership of FCC licenses to 20%. The FCC does not have discretion to waive this limitation, and there can be no assurance than such a Licensed Incumbent would not exceed the 20% limitation, in which case the Licensed Incumbent would be required to reduce its foreign ownership in order to obtain or retain its Part 101 license.

    STATE AND LOCAL REGULATION. Although the Company expects to provide most of its services on an interstate basis, in those instances where the Company provides service on an intrastate basis, the Company may be required to obtain a certification to operate from state utility commissions in certain of the states where such intrastate services are provided, and may be required to file tariffs covering such intrastate services. In addition, the Company may be required to obtain authorizations from or notify such states with respect to certain transfers or issuances of capital stock of the Company. The Company does not expect any such state or local requirements to be burdensome; however, there can be no assurance that the Company will obtain all of the necessary state and local approvals and consents or that the failure to obtain such approvals and consents will not have a material adverse affect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that Incumbents will be able to obtain all necessary authorizations or permits from state or local authorities, or that state or local authorities will not impose burdensome taxes, requirements or conditions on the Incumbent or the Company.

RADIO FREQUENCY EMISSION CONCERNS

    The use of wireless equipment may pose health risks to humans due to radio frequency ("RF") emissions from the radios and antennae. Any allegations of health risks, if proven, could result in liability on the part of the Company. The FCC recently adopted new guidelines and methods for evaluating the environmental effects of RF emissions from FCC regulated transmitters, including wireless antennae which are more stringent than those previously in effect. The FCC also incorporated into its rules provisions of the Communications Act which preempt state or local government regulation of wireless service facilities based on environmental effects, to the extent such facilities comply with the FCC's rules concerning such RF emissions. The Company cannot predict whether more stringent laws or regulations will be enacted in the future. Compliance with more stringent laws or regulations regarding RF emissions could in the future require material expenditures by the Company which could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS

    The Company's existing equity investors, including Spectrum, NEA, Onset Enterprise Associates II, L.P., Toronto Dominion Capital (U.S.A.) Inc. and Grotech Partners IV, L.P. (collectively, the "Original Investors"), David Schaeffer, Chairman of the Company, and Richard A. Jalkut, Chief Executive Officer of the Company, beneficially own approximately 84% of the Common Stock on a pro forma basis after giving effect to the Transactions and the Offering. As a result, the Original Investors and Messrs. Schaeffer and Jalkut have the ability to control the election of the members of the Company's Board of Directors and the outcome of all corporate actions requiring stockholder approval. The Original Investors, as stockholders of the Company and through their ability to control the election of directors, may authorize actions that could have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in the receipt of a premium over the market price for the shares held by such stockholder. See "Description of Capital Stock" and "Security Ownership of Certain Beneficial Owners and Management."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS

    A substantial portion of the net proceeds to be received by the Company in connection with the Offering will be allocated to capital expenditures, working capital and general corporate purposes. The Company is not yet able to estimate with any precision the allocation of the majority of the proceeds from the Offering among the uses of proceeds identified in this Prospectus. The timing and amount of expenditures will vary depending upon numerous factors. The Company's Board of Directors and management will have broad discretion to allocate proceeds of the Offering to uses that they believe are appropriate. There can be no assurance that the proceeds of the Offering can or will be invested to yield an acceptable return. See "Use of Proceeds."

INVESTMENT COMPANY ACT CONSIDERATIONS

    After the Offering, the Company will have substantial cash, cash equivalents and short-term investments. The Company intends to invest the proceeds of the Offering and other financings so as to preserve capital by investing primarily in short-term instruments consistent with prudent cash management and not primarily for the purpose of achieving investment returns. Investment in securities primarily for the purpose of achieving investment returns could result in the Company being treated as an "investment company" under the Investment Company Act of 1940 (the "1940 Act"). The 1940 Act requires the registration of, and imposes various substantive restrictions on, investment companies that are, or hold themselves out as being, engaged primarily, or propose to engage primarily in, the business of investing, reinvesting or trading in securities, or that fail certain statistical tests regarding the composition of assets and sources of income and are not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading securities.

    The Company believes that it is primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities and, therefore, is not an investment company within the meaning of the 1940 Act. If the Company were required to register as an investment company under the 1940 Act, it would become subject to substantial regulation with respect to its capital structure, management, operations, transactions with affiliated persons (as defined in the 1940 Act) and other matters. Application of the provisions of the 1940 Act to the Company would have a material adverse effect on the Company's business, financial condition and results of operations.

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, no public market for the Common Stock has existed. The initial public offering price will be determined by negotiation between the Company and representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after the Offering. See

"Underwriters" for the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market. No assurance can be given that an active trading market for the Common Stock will develop or, if developed, continue after the Offering. The market price of the Common Stock after the Offering may be subject to significant fluctuations from time to time in response to numerous factors, including variations in the reported periodic financial results of the Company, changing conditions in the economy in general or in the Company's industry in particular and unfavorable publicity affecting the Company or its industry. In addition, stock markets generally, and the stock prices of competitors in the Company's industry in particular, may experience significant price and volume volatility from time to time which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

IMMEDIATE AND SUBSTANTIAL DILUTION

    Purchasers of Common Stock in the Offering will experience an immediate and substantial dilution of $11.71 in the net tangible book value per share of their investment based on an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus). In the event the Company issues additional Common Stock in the future for any purpose, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of their shares of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE


    The Company can make no prediction as to the effect, if any, that future sales of Common Stock or the availability of shares for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could have an adverse effect on the market price of the Common Stock. As of March 31, 1998 after giving effect to the Transactions and the Offering, 23,454,574 shares of Common Stock will be outstanding, 2,541,381 shares will be issuable upon exercise of outstanding stock options (1,840,049 of which will be immediately exercisable) and 1,116,500 shares will be issuable upon exercise of the Warrants. The 4,687,500 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by an "affiliate" of the Company (as that term is defined under the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. Substantially all of the remaining 18,767,074 outstanding shares of Common Stock held by the Company's current stockholders, all of the Warrants and all of the 1,116,500 shares issuable upon exercise of the Warrants will be "restricted securities" (within the meaning of Rule 144) and, therefore, will not be eligible for sale to the public unless they are sold in transactions registered under the Securities Act or pursuant to an exemption from Securities Act registration, including pursuant to Rule 144. Pursuant to a registration rights agreement (the "Warrant Registration Rights Agreement"), upon completion of the Offering, a majority of the holders of the Warrants or other equity securities issued or issuable with respect to the Warrants may require the Company to effect one registration of such securities under the Securities Act for the public sale of such securities, subject to certain limitations. This demand registration right is subject to the "lock-up" or "black-out" period imposed upon the Company in connection with any underwriting or purchase agreement relating to an underwritten Rule 144A or registered public offering of Common Stock. In connection with this Offering, the Company will be subject to a 180-day "lock-up" period. See "Underwriters." As a result, the holders of the Warrants will not be able to exercise their demand registration right for a period of 180 days following the closing of this Offering. The shares issuable upon exercise of the Warrants, however, will be eligible for sale in private transactions exempt from the registration requirements of the Securities Act. See "Shares Eligible for Future Sale."

ABSENCE OF DIVIDENDS ON COMMON STOCK

    The Company has not paid and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, for use in the Company's growth and ongoing operations. In addition, the terms of the Indenture and the Company's future credit facilities restrict, or may restrict, the ability of the Company to pay dividends on the Common Stock. See "Dividend Policy" and "Description of Certain Indebtedness."

ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), as well as provisions of the Delaware General Corporation Law (the "DGCL"), may have the effect of delaying, deferring or preventing a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices. For example, under the Certificate of Incorporation, the Board of Directors (or a committee thereof) is authorized to issue one or more series of preferred stock having such designations, rights and preferences as may be determined by the Board of Directors. Also, the Certificate of Incorporation and the Bylaws provide for a classified Board of Directors, and the Bylaws provide advance notice procedures for stockholders to submit proposals for consideration at stockholders' meetings or to nominate persons for election as directors. See "--Control by Existing Stockholders" and "Description of Capital Stock."

    In addition, the Indenture includes provisions regarding a change of control of the Company. Under the Indenture, a change of control would be triggered, if, for among other reasons, any person other than certain permitted holders becomes the beneficial owner, directly or indirectly, of more than 50% of the total outstanding voting stock of the Company, thereby requiring the Company to offer to purchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon. See "Description of Certain Indebtedness."

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offering are estimated to be $68.9 million, based on an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus), after deducting the underwriting discounts and other estimated expenses payable by the Company. The Company intends to use the net proceeds from the Offering for capital expenditures (including radio electronics, transmission equipment, other telecommunications assets and installation costs), working capital, the funding of operating losses and other general corporate purposes. The Company expects that through the middle of 2000 approximately 75% of its capital requirements will be for telecommunications and transmission equipment and that the majority of the remaining capital requirements of the Company will be for installation and other site construction related costs. The net proceeds from the Offering, the Debt Offering and the 1998 Private Equity Investment are expected to provide the Company with adequate resources to meet these projected capital requirements through the middle of 2000, at which time the Company expects to have completed 21,000 route miles of its network. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company currently intends to allocate substantial proceeds to each of the foregoing uses; however, the precise allocation of funds among these uses will depend on future technological, regulatory and other developments in or affecting the Company's business, the competitive climate in which it operates and the emergence of future opportunities. See "Risk Factors--Broad Management Discretion in Use of Proceeds."

                                DIVIDEND POLICY

    Since its inception, the Company has not declared or paid any dividends on its Common Stock and does not expect to pay cash dividends on its Common Stock. The Company anticipates substantial net losses and negative cash flow for the foreseeable future. It is anticipated that earnings, if any, which might be generated from operations of the Company will be used to finance the growth of the Company and that cash dividends will not be paid to holders of the Common Stock. Any future decision regarding the payment of dividends, however, will be at the discretion of the Company's Board of Directors, subject to applicable law. In addition, the terms of the Indenture and other credit facilities governing future indebtedness of the Company restrict, or may restrict, the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Certain Indebtedness" and Note 9 to the financial statements included elsewhere in this Prospectus.

                                    DILUTION

    As of March 31, 1998, the pro forma net tangible book value of the Company's Common Stock after giving effect to the Transactions was approximately $31.6 million, or approximately $1.69 per share outstanding. As of March 31, 1998, the pro forma net tangible book value of the Company's Common Stock after giving effect to the Transactions and the Offering and the application of the net proceeds from the Offering (after deducting underwriting discounts and estimated offering expenses payable by the Company) was approximately $100.5 million, or approximately $4.29 per share, assuming an inital public offering price of $16.00 per share (the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus). This represents an immediate increase in net tangible book value of $2.60 per share to stockholders holding shares prior to the Offering and an immediate dilution in net tangible book value of $11.71 per share to new investors in the Offering. The net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its liabilities divided by the number of shares of Common Stock outstanding.

    The following table illustrates this dilution in pro forma net tangible book value per share to new investors at March 31, 1998:

Assumed initial public offering price(1)...............             $   16.00
Pro forma net tangible book value per share at March
  31, 1998 after giving effect to the Transactions.....  $    1.69
Increase in net tangible book value per share
  attributable to new investors in the Offering........  $    2.60
Pro forma as adjusted net tangible book value per share
  at March 31, 1998 after giving effect to the
  Transactions and the Offering........................             $    4.29
                                                                    ---------
Dilution per share to new investors....................             $   11.71
                                                                    ---------
                                                                    ---------

---------

(1) Before deducting underwriting discounts and estimated offering expenses payable by the Company.

    The following table sets forth, at March 31, 1998 and after giving effect to the Transactions and the Offering, the difference between the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid by the existing holders of Common Stock (including securities convertible into Common Stock) and to be paid by purchasers of Common Stock in the Offering, assuming that shares in the Offering are sold at $16.00 per share (the midpoint of the range of set forth on the cover page of this Prospectus), before deducting underwriting discounts and estimated offering expenses payable by the Company.

                                                   SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                               ------------------------  -------------------------   PRICE PER
                                                  NUMBER       PERCENT       AMOUNT       PERCENT      SHARE
                                               -------------  ---------  --------------  ---------  ------------

Existing stockholders........................     18,767,074      80.01% $   36,043,500      32.46%  $     1.92

New investors................................      4,687,500      19.99      75,000,000      67.54        16.00
                                               -------------  ---------  --------------  ---------

    Total....................................     23,454,574      100.0% $  111,043,500      100.0%
                                               -------------  ---------  --------------  ---------
                                               -------------  ---------  --------------  ---------

                                 CAPITALIZATION

    The following table sets forth the cash, Pledged Securities and capitalization of the Company, as of March 31, 1998, (i) on an actual basis;
(ii) on a pro forma basis as adjusted to give effect to the Debt Offering and the 1998 Private Equity Investment; (iii) on a pro forma basis as further adjusted to give effect to the Offering assuming an initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus), in each case as if the same occurred on March 31, 1998, and the Preferred Stock Conversion. The actual capitalization data as of March 31, 1998 are derived from the Company's unaudited financial statements included elsewhere in this Prospectus. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                              AS OF MARCH 31, 1998
                                                      ------------------------------------
                                                                   PRO FORMA    PRO FORMA
                                                                      AS       AS FURTHER
                                                        ACTUAL    ADJUSTED(1)  ADJUSTED(2)
                                                      ----------  -----------  -----------
Cash and cash equivalents (excluding restricted
  cash)(3)..........................................  $4,856,610  $282,447,857 $351,447,705
                                                      ----------  -----------  -----------
                                                      ----------  -----------  -----------
Pledged Securities(4)...............................  $       --  $81,128,751  $81,128,751
                                                      ----------  -----------  -----------
                                                      ----------  -----------  -----------
Total debt:
  Senior Notes(5)...................................  $       --  $345,905,000 $345,905,000
                                                      ----------  -----------  -----------
Preferred stock:
  Series A convertible preferred stock, par value
    $0.01 per share, 1,000,000 shares authorized;
    1,000,000 shares issued and outstanding, actual
    and pro forma as adjusted; none issued or
    outstanding, pro forma as further adjusted......   1,000,000    1,000,000           --
  Series B convertible preferred stock, par value
    $0.01 per share, 1,651,046 shares authorized;
    1,651,046 shares issued and outstanding, actual
    and pro forma as adjusted; none issued or
    outstanding, pro forma as further adjusted......   5,008,367    5,008,367           --
  Series C convertible preferred stock, par value
    $0.01 per share, 2,819,549 shares authorized;
    939,850 shares issued and outstanding actual;
    2,819,549 shares issued and outstanding, pro
    forma as adjusted; none issued or outstanding,
    pro forma as further adjusted...................   9,961,274   29,961,272           --
  Preferred stock, par value $0.01 per share, no
    shares authorized, issued or outstanding, actual
    and pro forma as adjusted; 10,000,000 shares
    authorized and none issued or outstanding, pro
    forma as further adjusted.......................          --           --           --
                                                      ----------  -----------  -----------
      Total preferred stock.........................  15,969,641   35,969,639           --
                                                      ----------  -----------  -----------
  Stockholders' equity (deficit):
  Common Stock, par value $0.01 per share,
    10,200,000 shares authorized; 2,902,358 shares
    issued and outstanding actual and pro forma as
    adjusted; 60,000,000 shares authorized and
    23,454,574 shares issued and outstanding, pro
    forma as further adjusted(6)....................      29,024       29,024      234,546
  Additional paid in capital........................     382,047    4,477,047  109,141,012
  Deficit accumulated during development stage......  (8,851,702)  (8,851,702)  (8,851,702)
                                                      ----------  -----------  -----------
      Total stockholders' equity (deficit)..........  (8,440,631)  (4,345,631) 100,523,856
                                                      ----------  -----------  -----------
        Total capitalization........................  $7,429,010  $377,529,008 $446,428,856
                                                      ----------  -----------  -----------
                                                      ----------  -----------  -----------

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

------------------------------
(1) Gives pro forma effect to the Debt Offering and the 1998 Private Equity Investment as if each occurred on March 31, 1998.

(2) Gives pro forma effect to the transactions described in footnote (1) above, the Offering and the Preferred Stock Conversion.

(3) Cash and cash equivalents excludes approximately $289,000 of restricted cash held in escrow to secure the Company's obligations under its FPM Agreement with Texaco Pipeline, Inc. Cash and cash equivalents on a pro forma basis as further adjusted includes the net cash proceeds of the Offering.

(4) The Company used $81.1 million of the net proceeds from the Debt Offering to purchase the Pledged Securities. The Pledged Securities secure the Notes and are sufficient to provide for payment in full of interest due on the Notes through April 15, 2000. See "Description of Certain Indebtedness."

(5) Of the $350.0 million gross proceeds of the Debt Offering, $345.9 million and $4.1 million were allocated to the Notes and the Warrants, respectively. No assurance can be given that the value allocated to the Warrants will be indicative of the prices at which the Warrants may actually trade.


(6) Common Stock excludes (i) 2,541,381 shares of Common Stock issuable upon exercise of outstanding options and (ii) 1,116,500 shares of Common Stock issuable upon exercise of the Warrants. See "Management--1995 Stock Option Plan," "--1997 Stock Incentive Plan" and "Description of Certain Indebtedness."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following balance sheet data of the Company as of December 31, 1996 and 1997 and statement of operations data for the periods from inception to December 31, 1995, the twelve months ended December 31, 1996 and 1997 and the period from August 25, 1995 (date of inception) to December 31, 1997, have been derived from the Company's financial statements and the notes thereto, included elsewhere in this Prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report included herein. Such summary statement of operations and balance sheet data should be read in conjunction with such audited financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following balance sheet data of the Company as of December 31, 1995 have been derived from the Company's audited financial statements which are not included in this Prospectus, which have been audited by PricewaterhouseCoopers LLP. The following balance sheet data as of March 31, 1997 and 1998 and statement of operations data for the three months ended March 31, 1997 and 1998 and the period from August 25, 1995 (date of inception) to March 31, 1998 have been derived from unaudited consolidated financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements of the Company have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of financial position and results of operations at these dates and for these periods, which adjustments are only of a normal recurring nature. The results of the three months ended March 31, 1998, as reported, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

                                PERIOD FROM                                PERIOD FROM                                PERIOD FROM
                              AUGUST 25, 1995                            AUGUST 25, 1995                            AUGUST 25, 1995
                                 (DATE OF             YEAR ENDED            (DATE OF         THREE MONTHS ENDED        (DATE OF
                               INCEPTION) TO         DECEMBER 31,         INCEPTION) TO          MARCH 31,           INCEPTION) TO
                               DECEMBER 31,    ------------------------   DECEMBER 31,    ------------------------     MARCH 31,
                                   1995           1996         1997           1997           1997         1998           1998
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
STATEMENT OF OPERATIONS
  DATA:
Revenue.....................    $        --    $     1,000  $   162,500   $     163,500   $    10,000  $   100,000   $     263,500
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
Expenses:
  Cost of revenue...........             --             --           --              --            --      714,740         714,740
  General and
    administrative..........        290,318        913,646    3,537,926       4,741,890       486,630    1,922,217       6,664,107
  Research and
    development.............         19,038        226,021           --         245,059            --           --         245,059
  Legal and consulting......        120,083        202,651      755,817       1,078,551        71,324      225,813       1,304,364
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
  Total expenses............        429,439      1,342,318    4,293,743       6,065,500       557,954    2,862,770       8,928,270
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
Net operating loss..........       (429,439)    (1,341,318)  (4,131,243)     (5,902,000)     (547,954)  (2,762,770)     (8,664,770)
Interest expense(1).........             --       (415,357)          --        (415,357)           --           --        (415,357)
Interest and other income,
  net.......................          2,613         13,040      153,843         169,496        17,107       77,929         247,425
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
  Net loss..................    $  (426,826)   $(1,743,635) $(3,977,400)  $  (6,147,861)  $  (530,847) $(2,684,841)  $  (8,832,702)
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
Basic and diluted loss per
  common share..............    $     (0.15)   $     (0.60) $     (1.37)  $       (2.12)  $     (0.18) $     (0.93)  $       (3.05)
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
                              ---------------  -----------  -----------  ---------------  -----------  -----------  ---------------
Weighted average number of
  common shares
  outstanding...............      2,900,000      2,900,000    2,900,000       2,900,000     2,900,000    2,901,022       2,900,097
BALANCE SHEET DATA (AT
  PERIOD END):
Cash and cash equivalents...    $    82,973    $ 2,318,037  $ 7,831,384                   $ 1,688,533  $ 4,856,610
Property and equipment,
  net.......................          8,551         46,180    7,207,094                        77,453    9,964,580
Total assets................         91,524      2,365,912   16,097,688                     1,767,681   15,266,642
Total liabilities...........         17,350        145,016    5,892,918                        77,633    7,737,632
Convertible preferred
  stock.....................        500,000      4,008,367   15,969,641                     4,008,367   15,969,641
Stockholders' equity
  (deficit).................    $  (425,826)   $(1,787,471) $(5,764,871)                  $(1,690,048) $(8,440,631)

------------------------

(1) Relates to a beneficial conversion feature of a bridge loan. See Note 5 to the financial statements included elsewhere in this Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE OTHER FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. CERTAIN STATEMENTS UNDER THIS CAPTION CONSTITUTE FORWARDING-LOOKING STATEMENTS. SEE "FORWARD-LOOKING STATEMENTS."

OVERVIEW

    The Company intends to capitalize on the growing demand for high quality, low cost, long haul telecommunications capacity and the capacity constrained long haul infrastructure that currently serves second and third tier markets throughout the United States. The Company's core strategy for deploying its network is to form strategic relationships with Incumbents and other owners of telecommunications assets that enable the Company to leverage these assets, thereby reducing the Company's time to market and capital costs. The Company intends to offer high quality, low cost, long haul telecommunications capacity to Telecom Service Providers as a 'carrier's carrier.' The Company believes its strategy of developing a high quality, low cost digital network in smaller markets will enable the Company to take advantage of (i) the limited capacity currently available or expected to be constructed in smaller markets, (ii) higher prices generally available in those markets and (iii) technological and cost advantages of the Company's deployment strategy.


    The Company's business commenced on August 25, 1995 and has been funded primarily through equity investments by the Company's stockholders and the Debt Offering in April 1998. A substantial portion of the Company's activities to date has involved developing strategic relationships with Incumbents. The Company has identified Incumbents currently holding or operating private networks in the United States that in the aggregate cover approximately 465,000 route miles. As of June 2, 1998, the Company has entered into eight binding agreements, seven of which are long-term FPM Agreements and the eighth of which is a binding term sheet with ATC. The Company is currently pursuing long-term relationships with 25 additional Incumbents that control approximately 66,000 route miles of network and is in varying stages of evaluation, system design and business and contract negotiations. The Company has also entered into two agreements relating to the sale of its network capacity. See "Risk Factors-- Dependence on Relationship with Incumbents; Rights of Incumbents to Certain Assets" and "Business-- Commercial Roll-Out." Due to Pathnet's focus on developing strategic relationships with Incumbents, the Company's historical revenues only reflect certain consulting services in connection with the design, development and construction of digital microwave infrastructure. The Company has also been engaged in the acquisition of equipment, the development of operating systems, the design and construction of a Network Operations Center ("NOC"), capital raising and the hiring of management and other key personnel. In addition to deploying its network serving second and third tier markets by forming long-term relationships with Incumbents, the Company may pursue other strategic opportunities that may arise to acquire or deploy complementary telecommunications assets or technologies (such as fiber optic cable) and to serve markets which are not second or third tier. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance."


    The Company has experienced significant operating and net losses and negative operating cash flow to date and expects to continue to experience operating and net losses and negative operating cash flow until such time as it is able to generate revenue sufficient to cover its operating expenses. See "Risk Factors-- Limited History of Operations; Operating Losses and Negative Cash Flow." The Company sells capacity to Telecom Service Providers. The opportunity to begin offering service on a route specific basis will enable the Company to generate revenue and positive operating cash flow on a particular route as soon as sufficient capacity can be sold. The Company expects to be able to produce positive operating cash flow results on an individual route basis within twelve months of commencing commercial service due to (i) low marginal costs associated with the operation of each individual route and (ii) low fixed costs due to the anticipated responsibility of Incumbents to pay for a majority of the maintenance, utilities, upkeep and taxes associated with the network infrastructure. While individual networks may produce positive operating cash flow relatively quickly after start-up, the Company's ability to achieve positive operating cash flow as a whole is not expected to be achieved until 2000 at the earliest due to the costs associated with the operation of the Company's sales, marketing, network operation and management activities. As the Company's network approaches maturity, the Company expects that it will produce net income and positive free cash flow as a result of declining capital outlays associated with network development and construction. See "Risk Factors--Significant Capital Requirements; Uncertainty of Additional Financing," "--Risks of Completing the Company's Network; Market Acceptance" and "--Liquidity and Capital Resources."

FACTORS AFFECTING FUTURE OPERATIONS

    ADDRESSABLE MARKET. The Company commissioned the Yankee Group, a leading telecommunications research firm, to study the Company's addressable market in second and third tier markets. The Yankee Group study estimated the potential addressable market for the Company's services to be approximately $6 billion in 1998 and estimated that such market will grow to approximately $17 billion by 2008, indicating a compounded annual growth rate of approximately 11% per year. The Yankee Group attributes this growth to (i) an expected shift in market share of interexchange services away from established carriers, such as AT&T, MCI and Sprint, to non-facilities-based IXCs that are more likely to rely on alternative carriers such as the Company to transmit traffic, (ii) the development of the Internet, (iii) growth in data traffic, including WANs, extranets, CAD/CAM and other applications which require substantial amounts of bandwidth and (iv) continued growth in voice traffic. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance."

    TARGET MARKET PENETRATION. The Company intends to position itself primarily as a 'carrier's carrier' providing high quality, low cost, long haul telecommunications capacity to Telecom Service Providers. The Company believes that Telecom Service Providers will choose the Company's network for long haul capacity serving second and third tier markets as a result of its (i) availability in markets which currently have insufficient or limited high capacity facilities, (ii) lower prices compared to those currently offered by ILECs, (iii) ubiquity in these markets compared to many other long haul carriers due to the projected reach of the Company's network, as well as an increased number of access and termination points compared to most other long haul networks, which reduces or eliminates the need to utilize multiple carriers to transmit traffic to second and third tier markets, (iv) greater product flexibility as a result of the ability to sell capacity in increments as small as DS-1s and as large as OC-24s, (v) non-competitive marketing position as primarily a 'carrier's carrier,' (vi) comparable or greater reliability due to the SONET architecture of the Company's network and (vii) ability to provide network redundancy and enhanced reliability by offering alternative capacity to the ILEC or other facilities-based carriers. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance" and "--Competition; Pricing Pressures."

    SERVICE OFFERING. Pathnet intends to derive a majority of its revenues through the sale of dedicated, high capacity long haul circuits. As compared with a network comprised solely of fiber optic cable, the Company's wireless network provides more frequent access and termination points and an ability to deliver traffic by digital microwave anywhere within an approximate 25-mile line of sight surrounding any transmission tower on its network for interconnection to other Telecom Service Providers. This will allow Pathnet in many cases to bypass existing local infrastructure and deliver traffic directly to an access tandem, local serving office, mobile switching office, ISP POP or large end-user. The flexibility of the Pathnet wireless network, combined with its projected ubiquity, should enable the Company to provide comprehensive capacity arrangements for Telecom Service Providers. Specifically, Pathnet expects to be able to provide dedicated wireless circuit capacity from most IXC POPs to access tandems or local serving offices throughout the Pathnet network, thereby enabling Telecom Service Providers to bypass ILECs for a substantial portion of their transport requirements.

    PRICING. Pathnet's pricing structures will vary according to bandwidth requirements and the demand characteristics of specific routes. Dedicated capacity is expected to be sold on a monthly basis based on DS-0 circuit capacity multiplied by the circuit length. Pathnet charges customers for this capacity regardless of the actual usage of the dedicated circuits. The Company is marketing dedicated capacity in increments as small as DS-1s and as large as OC-24s and may offer discounts for larger volumes or multiple route purchases. See "Risk Factors--Competition; Pricing Pressures."

    CUSTOMER TURNOVER. Unlike telecommunications service providers who have a preponderance of end-user customers, Pathnet is positioning itself as a 'carrier's carrier' providing long haul capacity to Telecom Service Providers. The Company believes that similar companies which provide long haul dedicated capacity have experienced levels of customer turnover which are lower than those experienced by end-user service providers. The Company also believes that Pathnet will encounter generally low levels of customer turnover as a result of
(i) the scarcity and expense of provisioning new circuits on other networks,
(ii) the lower prices which the Company expects to charge for capacity on its network as compared with competing ILEC rates, and (iii) the network reliability advantages of the Company's digital, SONET-based architecture.

NETWORK-RELATED COSTS

    The limited incremental cost of operating and maintaining Pathnet's network, as well as the financial support of Incumbents who will be responsible for a significant portion of such operating and maintenance costs, are expected to enable the Company to enjoy significant operating leverage. The Company's primary network operating costs are expected to be the costs of maintenance, provisioning of new circuits, interconnection and operation of the NOC.

    MAINTENANCE COSTS. The Company's network nodes are primarily expected to be located on sites currently owned and operated by Incumbents. Each of the Incumbents and ATC will be required to maintain the physical assets at each site along its route. The Company intends to enter into agreements with Incumbents whereby Incumbents' existing maintenance staff will maintain the upgraded network equipment. These agreements are expected to provide the Company with an established workforce to maintain and install new capacity on the network. This arrangement allows Incumbents to retain oversight of their allocated circuits on the Company's network and to receive maintenance revenue from the Company. The Company intends to maintain network nodes which are not located on an Incumbent site through Incumbents' staff deployed nearby or through third party maintenance suppliers. In addition, the Company expects to provide an inventory of spare parts for maintenance of its network. See "Risk Factors--Dependence on Relationships with Incumbents; Rights of Incumbents to Certain Assets," "Business--Agreements with Incumbents and Other Owners of Telecommunications Assets" and "--Equipment Supply Agreements."

    PROVISIONING COSTS. A substantial majority of the Company's network circuit capacity will be provisioned remotely at the Company's NOC. There will be occasions, however, when the physical configuration of portions of the network must be modified through the installation of additional network components. While much of this work is expected to be performed by Incumbents' staff, the Company will also require a number of network engineers and technicians to perform network modifications in certain areas or facilities not covered by an Incumbent's staff.

    INTERCONNECTION COSTS. Because it intends to be a 'carrier's carrier,' the Company's network will originate and terminate at facilities owned and operated by other Telecom Service Providers. These facilities may be IXC, ISP, or CLEC POPs, an ILEC's access tandem, central office, or local serving office or at an end-user. The Company will require a secure location at these facilities to house its equipment and may be required to construct the housing for such equipment. In addition, the Company may interconnect portions of its network via fiber optic cable or other media.

    NETWORK OPERATIONS CENTER COSTS. The Company has constructed a state-of-the-art NOC located in Washington, D.C., which currently monitors its network operations during business hours. The Company is currently increasing its NOC staff and expects to monitor its network operations 24 hours per day, seven days per week in 1999. For the period before the NOC becomes operational on a 24 hour per day basis, the Company has engaged TCI Wireline, Inc. ("WTCI") to assist in monitoring its network. As this function is being assumed by the Company's NOC, the Company is beginning to incur NOC operating costs similar to those of other facilities-based telecommunications companies, including the cost of additional personnel to monitor the network, to plan and provision circuits, and to manage and monitor maintenance operations. Additional costs associated with the NOC include software licensing and maintenance fees and the costs of transmitting network data to and from the NOC.

COST OF OPERATIONS

    Pathnet will incur costs common to all telecommunications providers, including customer service and technical support, information systems, billing and collections, general management and overhead expenses. As a facilities-based 'carrier's carrier,' the Company will differ from non-facilities-based Telecom Service Providers in the scope and complexity of systems supporting its business and network. The Company anticipates that the vast majority of its customers will be Telecom Service Providers purchasing bulk private line transport capacity across multiple portions of the Company's network. Consequently, the Company's customer base is expected to be comprised of a relatively limited number of companies that are generally sophisticated and knowledgeable regarding telecommunications. The relatively small number of customers and the limited additional support and servicing of customers beyond initial provisioning should enable the Company to maintain a relatively low ratio of overhead expenses to revenues compared to other Telecom Service Providers.

    SALES AND MARKETING COSTS. The Company is building a direct national accounts sales force that will pursue a consultative approach designed to provide a systematic review of a large carrier's network requirements in smaller markets and to offer solutions to reduce the carrier's network costs and improve its network reliability. The Company is also building a regional sales force which will market the Company's network capacity to smaller carriers and to selected large end-users. The Company is assembling a centralized marketing organization to focus on product development, market analysis and pricing strategies, as well as customer communications, public relations, and branding.

    ADMINISTRATION COSTS. The Company's general and administrative costs will include expenses typical of other telecommunications service providers, including infrastructure costs, customer care, billing, corporate administration, and human resources. The Company expects that these costs will grow significantly as it expands operations.

DEPRECIATION AND AMORTIZATION

    Depreciation of property and equipment is computed using the straight-line method, generally over three to ten years, based upon estimated useful lives. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the term of the lease. Network construction costs incurred during development are capitalized. Amortization of network construction costs begins when the network equipment is ready for its intended use and will be amortized over its estimated useful life.

CAPITAL EXPENDITURES

    The Company's principal capital requirements for deployment of its wireless network include installation of digital equipment and, to a lesser extent, site preparation work. The Company's goal is to leverage the assets of Incumbents to
(i) reduce the capital costs associated with developing long haul, digital network capacity and (ii) improve the Company's speed to market due to the elimination of site preparation activities, including local permitting, power connection, securing road access and rights of way and tower construction.

    The Company believes that utilizing the Incumbent's infrastructure will also enable the Company to reduce significantly its cost of constructing an initial network path. For markets requiring OC-24 capacity or less, the Company believes this deployment strategy will result in the Company having the lowest capital costs per circuit mile in comparison to fiber or newly constructed "green field" digital wireless networks. In addition, because more than half of all of the Company's capital expenditures are expected to be related to incremental capacity built to meet customer demand, the network will have substantially less capital at risk than comparable fiber-based networks, which require that a substantial majority of all capital expenditures be spent prior to serving any customers. See "Risk Factors -- Significant Capital Requirements; Uncertainty of Additional Financing."

    NETWORK CONFIGURATION. The Company's network currently is expected to be made up predominantly of digital wireless equipment designed to provide high quality, low cost, long haul transmission capacity, although the Company may pursue opportunities to deploy other telecommunications assets and technologies. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance." The Company expects the typical wireless trunk route will be approximately 400 miles. Based upon an average length of 25 miles per wireless path, the Company expects to upgrade the digital wireless electronics on an average of 16 trunk paths per network route. In order to connect Pathnet's network to the PSTN, the Company also expects to construct one interconnection path for every three trunk paths. These interconnection paths, which the Company estimates will average 20 miles in length, will typically originate at an Incumbent tower site and terminate at a Telecom Service Provider facility. Most of these facilities are designed and equipped to handle wireless traffic. In other instances, the network will connect to the PSTN from an Incumbent facility by fiber optic cable or alternate media. These Incumbent facilities could include office buildings or tower sites with access to the PSTN.

    The primary capital costs of deploying the Company's wireless network include the costs of tower enhancement, site preparation work, base digital wireless equipment and incremental digital wireless equipment. Based on its limited experience to date, the Company expects that Incumbents will be primarily responsible for site development costs and Pathnet will be responsible for the costs of base and incremental digital wireless equipment. The actual allocation of costs between the Company and each Incumbent is expected to vary, perhaps significantly, on a case-by-case basis.

    The Company currently has no plans to purchase switching equipment to provide switched minutes of capacity on a wholesale or end-user basis. Virtually all of the Company's capacity will be utilized for dedicated private line capacity, which does not require such switching equipment.

    WIRELESS NETWORK ECONOMICS. The following tables compare the estimated cost and economics of the Pathnet program versus new construction of a "green field" digital microwave network. The tables show the estimated average costs for the Company's wireless network (i) on a path by path basis, (ii) for a 500 route mile network consisting of 16 trunk paths and five additional interconnection paths of 20 miles each, and (iii) per circuit mile. The following tables are based on information and estimates available as of the date of this Prospectus, reflect only the Company's limited experience in the construction of its network to date and are for illustrative purposes only and do not reflect costs that may be associated in circumstances where the Company chooses to deploy other complementary telecommunications assets, such as fiber optic cable, in lieu of digital microwave equipment. The site development costs under the heading "Pathnet Program" set forth in the following tables are based on Pathnet's estimated average contribution to site development costs negotiated with existing Incumbents. The site development costs relating to costs of "green field" construction appearing under the heading "Green Field" are based on the industry experience of Pathnet's employees and consultants in the development of similar microwave systems, including estimates by such persons of average costs of site acquisition, towers and shelters. The cost of base and incremental digital wireless equipment set forth in the following tables is based primarily on prices for such equipment quoted by NEC and Andrew in their supply agreements with the Company. Although the Company believes that these estimates are reasonable, there can be no assurance that the Company's actual cost of building its network will not vary significantly from the estimates set forth below, that Incumbents will share costs as shown or that the actual cost of a "green field" construction would not be lower. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance" and "--Dependence on Relationships with Incumbents; Rights of Incumbents to Certain Assets."

                         ESTIMATED WIRELESS PATH COSTS

                                                                    PATHNET PROGRAM
                                                                -----------------------    GREEN        PATHNET VS.
                                                                 PATHNET     INCUMBENT    FIELD(1)    GREEN FIELD(2)
                                                                ----------  -----------  ----------  -----------------
Site Development Costs(3).....................................  $   25,000   $  75,000   $  250,000
Base Digital Wireless Equipment(4)............................     215,000          --      215,000
                                                                ----------  -----------  ----------
    Base Path Cost............................................     240,000      75,000      465,000            (48%)
Incremental Digital Wireless Equipment(5).....................     320,000          --      320,000
                                                                ----------  -----------  ----------
    Maximum Capacity Path Cost(6).............................  $  560,000         N/A   $  785,000            (29%)
                                                                ----------  -----------  ----------
                                                                ----------  -----------  ----------

     500 MILE INCUMBENT SEGMENT INCLUDING INTERCONNECTIONS CAPITAL COSTS(6)

                                                                                         GREEN         PATHNET VS.
                                                                         PATHNET       FIELD(1)      GREEN FIELD(2)
                                                                      -------------  -------------  -----------------
Upgrade 16 Trunk Paths..............................................  $   3,840,000  $   7,440,000
Install Five Interconnection Paths..................................      1,200,000      1,200,000
                                                                      -------------  -------------
    Total Base Segment..............................................      5,040,000      8,640,000            (42%)
Incremental Capacity................................................      6,720,000      6,720,000
                                                                      -------------  -------------
    Maximum Capacity................................................  $  11,760,000  $  15,360,000            (23%)
                                                                      -------------  -------------
                                                                      -------------  -------------

             ANALYSIS OF ESTIMATED COSTS PER WIRELESS CIRCUIT MILE

                                                                                                    PATHNET VS.
                                                                                         GREEN         GREEN
                                                                            PATHNET     FIELD(1)     FIELD(2)
                                                                           ----------  ----------  -------------
Total Mileage (trunk plus interconnection paths).........................         500         500
Base Circuit Capacity in DS-3s(7)........................................           5           6
Maximum Circuit Capacity in DS-3s(7).....................................          23          24
Base DS-0 Circuit Mile Capacity(7)(8)....................................   1,680,000   2,016,000
Maximum DS-0 Circuit Mile Capacity(7)(8).................................   7,728,000   8,064,000
Capital Cost Per Circuit Mile:
    Base Capacity........................................................       $3.00       $4.29        (30%)
    Maximum Capacity.....................................................       $1.55       $1.90        (19%)

------------------------
(1) Company estimate based on "green field" construction by the Company and Incumbents.

(2) Difference between "Pathnet Program" and "Green Field" columns expressed as a percentage of the amount in the "Green Field" column.

(3) Includes site acquisition, site preparation, tower strengthening or replacement, road and utility access and miscellaneous related costs.

(4) Based on OC-6 installation.

(5) Represents the cost to upgrade an Incumbent path to OC-24 of capacity.

(6) Assumes 16 trunk paths of 25 miles each plus five interconnection paths of 20 miles each.

(7) Assumes in the Pathnet case that one DS-3 of capacity is allocated to the Incumbent.

(8) Factors which likely will decrease the actual measurement of the capacity available for sale include the provisioning of protection circuits and the variance between geographic route miles versus direct miles.

BUSINESS DEVELOPMENT, CAPITAL EXPENDITURES AND ACQUISITIONS

    From inception through March 31, 1998, expenditures for property, plant and equipment, including construction in progress, totaled $10.1 million. In addition, the Company incurred significant other costs and expenses in the development of its business and has recorded cumulative losses from inception through March 31, 1998 of $8.8 million. See "Risk Factors--Limited History of Operations; Operating Losses and Negative Cash Flow."

RESULTS OF OPERATIONS

    The Company's principal activity from inception through the third quarter of 1996 involved introducing its business plan to over 300 Incumbents with significant private networks through face to face meetings. As the Company began to enter into formal relationships with Incumbents in 1996, additional engineering, legal, and financial personnel were recruited to support the increased workflow and to negotiate Incumbent contracts. By the first quarter of 1997, the Company initiated construction on the first segment of the network, and additional engineering and management personnel were recruited, including Mr. Jalkut. The Company has also begun marketing and sales efforts, and hired Mr. Bennis to develop and execute its sales efforts and marketing plan.

    REVENUE. In establishing relationships with Incumbents, the Company has acted as a provider of services for transitioning the Incumbents from their old network system onto the Company's network. The services provided by the Company to Incumbents, including analysis of existing facilities and system performance, advisory services relating to PCS relocation matters, and turnkey network construction management, provided substantially all of the Company's historical revenues. The Company expects substantially all future revenue to be generated from the sale of telecommunications services. For the three months ended March 31, 1998, the Company generated revenues of $100,000 from construction management services. For the year ended December 31, 1997, the Company generated revenues of $162,500, of which $100,000 was derived from construction management services and $62,500 from PCS relocation advisory services compared with revenues of $1,000 from PCS relocation advisory services for the year ended December 31, 1996. The Company generated no revenue during the period from inception (August 25, 1995) to December 31, 1995.

    COSTS AND EXPENSES. For the three months ended March 31, 1998, the Company incurred operating expenses of approximately $2.9 million. For the year ended December 31, 1997, the Company incurred operating expenses of approximately $4.3 million compared to operating expenses of $1.3 million for the year ended December 31, 1996 and $429,000 for the period from inception through December 31, 1995. The increase in expense was directly related to an increase in selling, general and administrative expenses ("SG&A") as the Company expanded its engineering, technical, legal, finance, and general management personnel in connection with the continued signing of new Incumbent agreements and the ongoing construction of the Company's network. The Company expects SG&A to increase significantly in 1998 as additional staff is added in all functional areas, particularly in sales and marketing.


RECENT DEVELOPMENT



    The Company expects to report the following operating results for the three and six month periods ended June 30, 1998, respectively: revenue of approximately $475,000 and $575,000; net operating loss of approximately $4.6 million and $7.3 million; net loss of approximately $10.5 million and $13.2 million; and basic and diluted loss per common share of approximately $3.62 and $4.55. In addition, the Company expects to report total stockholders' deficit at June 30, 1998 of approximately $14.9 million.


LIQUIDITY AND CAPITAL RESOURCES

    The Company expects to generate cash primarily from external financing and, as its network matures, from operating activities. The Company's primary uses of cash will be to fund capital expenditures, working capital and operating losses. Deployment of the Company's digital network and expansion of the Company's operations and services will require significant capital expenditures. Capital expenditures will be used primarily for continued development and construction of its network, implementing the Company's sales and marketing strategy and constructing and improving the Company's NOC. The Company anticipates that, for the twelve month periods ending June 30, 1999 and 2000, it will require approximately $100 million and $215 million, respectively, to fund capital expenditures, working capital and operating losses aggregating $290 million, $10 million and $15 million, respectively, at which time it expects to have completed a 21,000 route mile network. The Company also expects that during the next two years, approximately 75% of its capital requirements will be for telecommunications and transmission equipment. The majority of the remaining capital requirements of the Company will be for installation and other site construction related costs. See "Risk Factors--Significant Capital Requirements; Uncertainty of Additional Financing."

    On April 8, 1998, the Company completed the sale of the Units (comprised of the Notes and the Warrants) for net proceeds of $339.5 million. Also on April 8, 1998, the Company completed the 1998 Private Equity Investment from which the Company received net proceeds of $20.0 million. The Notes bear interest at 12 1/4% per annum and principal on the Notes is due in full in 2008. Of the net proceeds from the issuance of the Units, $81.1 million were used to purchase the Pledged Securities which secure the repayment of the Notes and are sufficient to provide for payment in full of interest due on the Notes through April 15, 2000. The remaining net proceeds from the issuance of the Units and the Private Equity Investment are being used for capital expenditures, working capital and general corporate purposes, including the funding of operating losses. The Indenture relating to the Notes contains provisions restricting, among other things, the incurrence of additional indebtedness, the payment of dividends, the making of restricted payments, the sale of assets and the creation of liens. See "Description of Certain Indebtedness--Senior Notes."

    In addition, the Company is currently exploring several equipment financing and other financing alternatives. Although the Company has received commitments (subject to definitive documentation) from prospective lenders in connection with two such proposed financing facilities, as of the date of this Prospectus, the Company has not decided to enter into any particular proposed facility.

    The Company has not finalized commitments for any additional financing and there can be no assurance that the Company will be able to secure financing from these sources on terms that are favorable to the Company. In addition, the Company may require additional capital in the future to fund operating deficits, net losses and debt service, and for potential strategic alliances, joint ventures and acquisitions. Actual capital requirements may vary based upon the timing and success of the Company's network roll out. Although there can be no assurance, if the network roll out were delayed from the schedule currently anticipated by the Company or if demand for the Company's services were lower than expected, the Company expects that it would be able to defer or reduce portions of its capital expenditures.

    Immediately following the consummation of the Offering, the Company expects to have $351.4 million in cash and cash equivalents (on a pro forma basis giving effect to the Transactions and the Offering as if each had occurred as of March 31, 1998 and excluding the Pledged Securities). Based on its current business plan, the Company believes that such amounts will provide sufficient liquidity to meet the Company's capital requirements through the middle of 2000, at which time the Company expects to have completed a 21,000 route mile network. See "Risk Factors--Significant Capital Requirements; Uncertainty of Additional Financing." The Company intends to use any additional available funds to accelerate its development plans.

    Because the Company's cost of rolling out its network and operating its business, as well as its revenues, will depend on a variety of factors (including the ability of the Company to meet its roll-out schedules, its ability to negotiate favorable prices for purchases of network equipment, the number of customers and the services they purchase, regulatory changes and changes in technology), actual costs and revenues will vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. Accordingly, there can be no assurance that the Company's actual capital requirements will not exceed the anticipated amounts described above. Further, the exact amount of the Company's future capital requirements will depend upon many factors, including the cost of the development of its network, the extent of competition and pricing of telecommunication services in its markets, the acceptance of the Company's services and the development of new products.

INFLATION

    Management does not believe that its business is affected by inflation to a significantly different extent than the general economy.

YEAR 2000

    The Company has established processes for evaluating and managing the risks and costs associated with Year 2000 software failures. Management is in the process of taking steps to ensure a smooth Year 2000 transition, including working with its software vendors to assure that by the end of the first quarter of 1999, the Company is fully prepared for the Year 2000. The Company has identified and analyzed both internally developed and acquired software that utilizes date embedded codes that may experience operational problems when the Year 2000 is reached. The Company is making and intends to complete necessary modifications to the identified software by the end of the first quarter of 1999. The Company is also communicating with Incumbents, suppliers, financial institutions and others with which it does business to coordinate Year 2000 compliance. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant, and does not anticipate that business operations will be disrupted or that its customers will experience any interruption of service as a result of the millenium change.

NEW ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued three new standards that became effective for reporting periods beginning after December 15, 1997:
Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), and Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). Effective March 31, 1998, the Company adopted SFAS 130, SFAS 131 and SFAS 132. The adoption of these standards has no material effect on the Company's financial statements.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires a Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This standard is effective for the Company's 1998 calendar year. The Company has not yet determined the effects SFAS 133 will have on its financial position or the results of its operations.

                                    BUSINESS

THE COMPANY

    Pathnet intends to become a leading provider of high quality, low cost, long haul telecommunications capacity to second and third tier markets throughout the United States primarily by upgrading existing wireless infrastructure to develop a state-of-the-art, digital SONET network. The Company is positioning itself primarily as a 'carrier's carrier,' providing a high capacity, dedicated network to IXCs, LECs, ISPs, RBOCs and other Telecom Service Providers. The Company is deploying its digital network by upgrading, integrating and leveraging existing telecommunications assets, sites and rights of way, including those utilized by Incumbents. By integrating the existing networks of Incumbents, the Company expects to obtain the equivalent of a nationwide spectrum license at minimal licensing cost.

    The Company's goal is to deploy a network covering 21,000 route miles by the middle of 2000 and eventually to deploy a network encompassing more than 100,000 route miles. Based on market research prepared for the Company by the Yankee Group, a leading telecommunications research firm, the estimated addressable market for the Company's services is expected to grow from approximately $6 billion in 1998 to approximately $17 billion by 2008. The Company believes its strategy of developing a high quality, low cost, digital network primarily in smaller markets will enable the Company to take advantage of (i) the limited capacity currently available or expected to be constructed in smaller markets,
(ii) higher prices generally available in those markets and (iii) technological and cost advantages of the Company's deployment strategy. The Company is a development stage enterprise that is currently designing, constructing, testing and commissioning its digital network, which will initially serve markets in 34 states. The Company has completed over 800 route miles of its network located in Iowa, Minnesota, Montana, North Dakota and South Dakota, is currently constructing approximately 5,000 additional route miles and is providing commercial service on a portion of its network.

    The Company's core strategy for deploying its network is to form strategic relationships with Incumbents and other owners of telecommunications assets that enable the Company to leverage these existing assets, thereby reducing the Company's capital costs and time to market. The Company believes that Incumbents will find a strategic relationship with the Company to be attractive due to the opportunity for the Incumbents to (i) reduce the costs of upgrading internal network infrastructure, (ii) receive incremental capacity which has greater reliability characteristics than most of the Incumbents' existing systems and
(iii) leverage under-utilized assets and receive a share of the incremental revenues generated by Pathnet. The Company has identified Incumbents currently holding or operating private networks in the United States that in the aggregate cover approximately 465,000 route miles. Through its sales staff and other engineering, financial and legal professionals, the Company has held meetings with over 300 of these Incumbents. As of June 2, 1998, 49 of these entities, which together control approximately 95,000 route miles, have authorized the Company in writing to prepare preliminary engineering evaluations of their networks for the purpose of entering into long-term strategic relationships with the Company. Of these 49 entities, seven entities, which collectively control approximately 15,000 route miles, have entered into eight binding agreements relating to the initial design and construction of approximately 9,000 route miles of network. Seven of these binding agreements are long-term FPM Agreements with affiliates of Enron, Idaho Power Company, Northeast Missouri Electric Cooperative, NIPSCO, Texaco and two affiliates of KN Energy. The eighth agreement is a binding term sheet with ATC, which controls certain telecommunications assets including certain assets divested by CSX Railroad, ARCO Pipeline and MCI. In addition, the Company is currently pursuing long-term strategic relationships with 25 out of the 49 entities which control approximately 66,000 additional route miles of network. These potential relationships are in varying stages of evaluation, system design and business and contract negotiations. In addition to deploying its wireless network to serve second and third tier markets by forming long-term relationships with Incumbents, the Company may pursue opportunities to acquire or deploy complementary telecommunications assets or technologies (such as fiber optic cable) and to serve other markets. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance."

    The Company's network is being designed for maximum reliability and security and will be capable of carrying a full array of voice, data and video communications. Bell Communications Research ("Bellcore") has evaluated the Company's system design and existing network and has confirmed that the Company's wireless network will be built using proven, off-the-shelf components and will meet or exceed prevailing industry standards for reliability and error free operation. The Company's network employs various design features that enhance its reliability, including frequency diversity, space diversity and SONET architecture.


    Pathnet was incorporated in August 1995, and its initial investors include a group of financial sponsors led by Spectrum and NEA. The Company's current investors also include Dennis R. Patrick, former Chairman of the FCC. The Company's Chairman, David Schaeffer, has more than 20 years of business and entrepreneurial experience, including building and operating wireless networks. Richard A. Jalkut, the Company's President and Chief Executive Officer, has over 30 years of telecommunications experience, including as President of NYNEX Telecommunications, an operating subsidiary of NYNEX Corporation with more than $12.0 billion in annual revenues and 60,000 employees. Kevin J. Bennis, formerly President of Frontier Communications, is Executive Vice President of the Company serving as President of the Company's Communications Services Division. Prior to working at Frontier Communications, Mr. Bennis served in various positions for 21 years at MCI, including as Senior Vice President of Marketing. Michael L. Brooks, the Company's Vice President of Network Development, directed the initial construction of the 3,500-mile digital microwave network at Qwest Microwave Communications, a predecessor of Qwest, as its Vice President of Engineering.

MARKET OPPORTUNITY

    The Company believes there is a substantial market opportunity to provide high quality, low cost, long haul telecommunications capacity for second and third tier markets throughout the United States. The Company commissioned the Yankee Group to study the Company's addressable market in second and third tier markets. The Yankee Group estimated the potential addressable market for the Company's services to be approximately $6 billion in 1998 and estimated that such market will grow to approximately $17 billion by 2008, indicating a compounded annual growth rate of approximately 11% per year. The Yankee Group attributes this growth to (i) an expected shift in market share of interexchange services away from established carriers, such as AT&T, MCI and Sprint, to non-facilities-based IXCs that are more likely to rely on alternative carriers such as the Company to transmit traffic, (ii) the development of the Internet,
(iii) growth in data traffic, including WANs, extranets, CAD/CAM and other applications which require substantial amounts of bandwidth and (iv) continued growth in voice traffic. The Yankee Group determined this addressable market size by estimating the amount of off-network traffic in the Company's targeted geographic markets for long distance and other services. The Yankee Group estimates indicate that approximately 16% of the $108 billion long distance, special access, and intra-LATA market in the United States is carried off-network by carriers that lease capacity from other providers such as ILECs or the Company. Of that 16% carried off-network, the Yankee Group believes that Pathnet will be positioned to address 35% of that market based upon the geographic and market profile of the Company's business plan.


    Based on FCC data and other publicly available information, the Company estimates that most existing or planned facilities-based long distance providers' networks are designed to connect primarily the top 120 Metropolitan Statistical Areas ("MSAs") in the United States. Facilities-based IXCs and other telecommunications providers must rely, directly or indirectly, on facilities provided primarily by ILECs to transmit calls beyond their existing owned or leased facilities. Current facilities-based providers serve the second and third tier markets primarily utilizing a combination of copper, fiber and microwave transport facilities. The Company believes that many Telecom Service Providers will choose the Company's network for long haul capacity serving second and third tier markets as a result of its (i) availability in markets where there are currently insufficient or limited high capacity facilities, (ii) lower prices compared to those currently offered by ILECs or other existing facilities-based carriers, (iii) ubiquity in these markets compared to many other long haul carriers due to the projected reach of the Company's network, as well as an increased number of access and termination points compared to most other long haul networks, (iv) greater product flexibility as a result of the ability to sell capacity in increments as small as DS-1s and as large as OC-24s, (v) non-competitive marketing position as primarily a 'carrier's carrier', (vi) comparable or greater reliability due to the digital SONET architecture of the Company's network, and (vii) ability to provide network redundancy and enhanced reliability by offering an alternative to the ILEC or other facilities-based carriers.

COMPETITIVE ADVANTAGES

    The Company believes that it will enjoy the following competitive advantages:

    UBIQUITOUS COVERAGE. The Company's goal is to deploy a network covering 21,000 route miles by the middle of 2000 and eventually to deploy a network encompassing more than 100,000 route miles. The extensive scope and attractive characteristics of Pathnet's network architecture should enable the Company to provide greater ubiquity than many other long haul carriers. Pathnet's wireless network architecture enables the Company to provide access and termination points approximately every 25 miles, which is not economically feasible for most fiber optic networks. This architecture increases the number of cities that can be served cost effectively on each route. In addition, the Company expects that its tower rights will enable it to interconnect with Telecom Service Providers by digital microwave anywhere within an approximate 25-mile line of sight surrounding any transmission tower on its network. This will allow Pathnet in many cases to bypass existing local infrastructure and deliver traffic directly to an access tandem, local serving office, mobile switching office, ISP POP or large end-user.

    LOWER NETWORK COST. By leveraging the resources of Incumbents and other owners of telecommunications assets and by utilizing lower-cost wireless technology, the Company believes it will gain a significant competitive advantage over carriers seeking to deploy newly constructed digital networks to serve the Company's target markets. The Company intends to reduce its initial costs by utilizing the assets, including towers and rights of way, of Incumbents and other owners of existing telecommunications assets. In addition, the Company will be able to utilize many of the requisite local and federal permits and local and federal regulatory approvals already in place. Based upon publicly available information, the Company believes that, for capacity of OC-24, the Company's average capital cost per DS-0 circuit mile will be approximately $1.55 versus approximately $1.90 for newly constructed digital microwave capacity, approximately $3.00 for newly constructed aerial fiber and approximately $4.10 for newly constructed fiber buried in conduit.

    SUCCESS-BASED CAPITAL EXPENDITURE. The Company's network is designed to reduce the risk of capital investment by deploying a substantial portion of its network on a demand-driven basis. After an Initial System is deployed, the Company's additional capital expenditures will relate primarily to deploying incremental equipment to provide additional capacity in response to specific customer demand. As a result, the Company believes that a majority of its capital expenditures will be success-based. The modular design of its network should allow the Company to expand rapidly in response to increased customer demand or to delay the deployment of network equipment until justified by specific customer demand. In addition, the Company will be able to mitigate its capital expenditures by redeploying network equipment to respond to shifting customer demand.

    BARRIERS TO ENTRY. The Company's principal strategy is to enter into exclusive long-term relationships with Incumbents to upgrade and develop their fixed point microwave networks. This strategy enables the Company to minimize the significant costs and obstacles associated with the development of long haul telecommunications capacity. Leveraging the existing assets of Incumbents will enable the Company to avoid certain capital expenditures related to real estate and right-of-way acquisition, permits and zoning requirements, and generally is expected to shift to Incumbents certain costs of shelter development, tower upgrades and enhancement of utility service. The Company's relationships with Incumbents also are expected to mitigate maintenance and ongoing administrative costs by utilizing Incumbents' technicians to perform facility and equipment maintenance and on-site circuit provisioning and by leaving ongoing utility, real estate taxes and other infrastructure costs with Incumbents. The Company believes that fiber networks, the primary alternative source of bandwidth, may be too expensive to install in the smaller markets targeted by the Company. The greater capacity offered by fiber networks may not be cost effective in smaller markets due to the higher costs per bit of capacity sold to lower volume markets.

    HIGH QUALITY, TECHNOLOGICALLY ADVANCED NETWORK. The Company's network is being deployed using a high capacity digital SONET platform, which will provide high quality voice, data and video transmission comparable to or exceeding that of most fiber optic networks. The Company expects to deliver 99.999% network reliability on any individual path with an average bit error rate of no greater than 10(-13). The capacity created by Pathnet is expected to meet the highest industry standards, including those of AT&T and MCI, and Bellcore's specifications for reliability. The Company will continuously monitor and maintain high quality control of its network on a 24 hours per day, seven days per week basis through its NOC.

    EXPERIENCED MANAGEMENT. Pathnet's management team includes its Chief Executive Officer, Richard A. Jalkut, the former President of NYNEX Telecommunications, and Kevin J. Bennis, who is Executive Vice President serving as President of the Company's Communications Services Division and was formerly President of Frontier Communications and Senior Vice President of Marketing at MCI. The Company has commenced development of its network under the direction of Michael L. Brooks, who was responsible, as Vice President of Engineering of Qwest Microwave Communications, a predecessor of Qwest, for the initial construction of Qwest's 3,500-mile digital microwave network. This team has significant and proven operational, technical, financial and regulatory experience in the telecommunications industry.

BUSINESS STRATEGY

    Key components of the Company's business and operating strategies are described below:

    FOCUS ON SMALLER, CAPACITY CONSTRAINED MARKETS. The Company intends to focus on smaller markets that typically have limited access to transmission capacity and that currently are served by ILECs and few other competitors. Private line rates in second and third tier markets are believed by the Company to be significantly higher than rates between larger markets because these smaller markets are typically dependent on ILECs and other facilities-based carriers. Smaller markets are often unattractive to new entrants because their relatively limited traffic does not normally economically justify new network construction. Focusing on smaller markets should enable the Company to take advantage of its low cost, flexible network, which is capable of servicing markets requiring small increments of capacity.

    POSITION THE COMPANY AS A 'CARRIER'S CARRIER.'   The Company intends to sell
the majority of its capacity to Telecom Service Providers. The Company believes there are substantial benefits to a 'carrier's carrier' strategy, including (i) lower sales, marketing and servicing costs, (ii) elimination of significant capital outlays to provide switching services to end-users, (iii) the ability to carry most of its customer traffic on its own network, thereby increasing operating margins, and (iv) increased attractiveness to Telecom Service Providers, who will not view the Company as a potential competitor.

    ESTABLISH STRATEGIC RELATIONSHIPS. The Company's core strategy for deploying its network is to form strategic relationships with Incumbents and other owners of telecommunications assets that will enable the Company to utilize existing infrastructure, permits and other regulatory approvals in order to reduce the Company's time to market and construction costs. The Company believes that Incumbents will find a strategic relationship with the Company to be attractive due to the opportunity for Incumbents to (i) reduce the costs of upgrading the Incumbent's infrastructure, (ii) receive incremental capacity which has greater reliability characteristics than most of the Incumbents' existing systems, and (iii) leverage under-utilized assets and receive a share of the incremental revenues generated by Pathnet. See "Risk Factors--Dependence on Relationships with Incumbents; Rights of Incumbents to Certain Assets."

    BUILD DIRECT SALES FORCE AND PROVIDE SUPERIOR CUSTOMER SERVICE. The Company is building a national accounts sales force that will use a consultative approach designed to provide a systematic review of a large carrier's network requirements in smaller markets and to offer solutions to reduce the carrier's network costs and improve its reliability. The Company is building a regional sales force that will market the Company's network capacity to smaller carriers and to selected large end-users. In addition, pursuant to its FPM Agreements, the Company utilizes Incumbents as an alternative sales channel to sell to large end-users who reside near Incumbents' facilities. The Company expects to offer high reliability and superior customer service, including maintaining a centralized NOC to initiate new services and monitor existing circuit capacity more easily.

SALES AND MARKETING STRATEGY

    CUSTOMERS

    The Company primarily targets Telecom Service Providers as well as smaller carriers and large end-users. The Company's marketing focus is to (i) offer capacity to fill gaps in its customers' networks; (ii) provide alternative capacity to ILECs, and (iii) capture demand, as a lower cost provider, from incremental growth in the Company's addressable market. The Company markets its network to major IXCs such as AT&T, MCI, Sprint and WorldCom to satisfy their expanded requirements for feeder and gathering networks. The Company expects that it will be well positioned to provide capacity to meet spot shortages in isolated geographic areas and to provide economic transport facilities that will complement existing IXC networks. The Company plans to exploit its network flexibility in providing access and termination capabilities and in providing capacity to small IXCs that need both a feeder network and backbone transport. The Company also intends to market capacity to ISPs to facilitate the creation of additional POPs for local dial-up connectivity to the ISPs' customer base, thereby eliminating the ISPs' dependence on IXCs for capacity.

    The Company believes there will be significant opportunities to market its capacity to the RBOCs when they commence long distance service outside of their current service areas. The Company also plans to market the Company's network to RBOCs or other ILECs for use within their own service areas. The Company believes ILECs will be attracted to the Company's ability to provide supplemental capacity on a leased basis, permitting them to conserve capital and providing a low-cost redundancy alternative. The Company believes its network will allow RBOCs and ILECs to focus on larger cities while providing small communities within their service areas with broadband connectivity.

    The Company expects that mobile wireless operators (PCS, cellular and ESMR) will be attracted to the Company's ability to provide the backhaul capacity needed to interconnect its mobile switches with backbone transport capacity. The Company also intends to market its capacity to competitive access providers and CLECs who can utilize the Company's network to interconnect various service areas on an intra-LATA and inter-LATA basis. Lastly, the Company also anticipates offering capacity to providers of switched video services, as the Company's 1.2 gigabyte per second OC-24 network is expected to be capable of providing up to 150 digital video channels on demand as advances in digital switching continue.

    PRODUCTS AND SERVICES

    The Company is offering dedicated private line access for voice, data and video transmission in DS-1, DS-3 and OC-3 increments that are well suited to second and third tier markets. The Company expects that its state-of-the-art network architecture will enable it to provide access and termination points as frequently as every 25 miles, thereby providing a more flexible routing capacity than networks comprised solely of fiber optic cable. This architecture is expected to increase the number of cities that can be cost effectively served on each route. In addition, the Company expects this architecture to enable it to deliver traffic anywhere within an approximate 25-mile line of sight surrounding any Incumbent tower, allowing it in many cases to bypass existing local infrastructure and deliver traffic directly to the access tandem, local serving office, mobile switching office, ISP POP or to large end-users. This flexibility plus the ubiquity of the Company's network is expected to appeal to a broad variety of customers.

    The Company also is offering provisioning services and other customer service features. The Company's network architecture is designed to allow it to deploy incremental equipment rapidly in response to customer needs. The Company will employ a state-of-the-art operating support system that will be capable of supporting on-line order entry and remote circuit provisioning. The Company also employs information systems that permit customers to monitor network quality using benchmarks such as network uptime, mean time to repair, installation intervals, timeliness of billing and NOC responsiveness. The Company expects that its state-of-the-art NOC will permit pro-active service monitoring and system management on a 24 hours per day, seven days per week basis. The Company expects to combine network management, billing and customer care on an integrated platform to offer its customers a single point of contact.

    The Company expects that it will locate network nodes near LEC and IXC service offices and expects to be able to interconnect with customers using multiple technologies, including both fiber optic and microwave transmission media. The diagram below illustrates the portion of a telecommunications circuit for which the Company intends to provide service:

 [Artwork: Diagram showing a typical telecommunications circuit and the portion served by the Company]

    PRICING

    Private line rates in second and third tier markets are believed by the Company to be significantly higher than rates between larger markets because there are fewer suppliers serving such markets. Although the Company intends to take advantage of its lower network costs to offer competitive pricing, it believes that demand for capacity in second and third tier markets will nonetheless permit higher profit margins than those obtainable in larger markets. Moreover, the Company believes that many of the services currently available in second and third tier markets do not offer the flexibility and route diversity that the Company's network is expected to offer.

    Pathnet's pricing structures will vary according to bandwidth requirements and the demand characteristics of specific routes. Dedicated capacity is expected to be sold on a monthly basis based on DS-0 circuit capacity multiplied by the circuit length. Pathnet charges customers for this capacity regardless of the actual usage of the dedicated circuits. The Company is marketing dedicated capacity in increments as small as DS-1s and as large as OC-24s and expects to offer discounts for larger volumes and multiple route purchases. See "--Competition" and "Risk Factors--Competition; Pricing Pressures."

    SALES AND MARKETING RESOURCES

    The Company is building a direct sales force designed to focus on large and small carriers. A national accounts sales force will pursue a consultative approach to provide a systematic review of a large carrier's network requirements in smaller markets and to offer solutions to reduce the carrier's network costs and improve its network reliability. The regional sales force markets the Company's network capacity to smaller carriers and to selected large end-users. The Company is deploying its sales force in regional offices throughout the United States. The Company is recruiting an experienced and well trained sales force and retaining its sales and marketing team with a compensation package that includes salary, quarterly performance bonuses and stock option incentives. In addition, the Company utilizes Incumbents as an alternate sales channel to sell to large end-users who reside near Incumbents' facilities in return for a referral fee.

    The Company is also assembling a centralized marketing organization to focus on product development, market analysis and pricing strategies as well as responsibility for customer communications, public relations and branding. Pathnet intends to develop its brand name and its service mark, "A Network of Opportunities" through advertising in carrier trade publications and quarterly newsletters to update network development, service statistics and Company highlights.

COMMERCIAL ROLL-OUT

    The Company is currently deploying its network on a modular basis. In its efforts to attract Incumbents, the Company is capitalizing on the fact that many Incumbents currently operate on outmoded analog platforms which provide low-quality transmission and little room for network expansion. In addition, many Incumbents currently use a portion of the spectrum recently reallocated by the FCC to PCS providers and other emerging technology licensees. Pursuant to the FCC's rules and regulations, an Incumbent must relocate its operations to another portion of the spectrum whenever the 2 GHz frequencies used by such Incumbent are needed to implement PCS or another emerging technology. The FCC's rules provide for a voluntary negotiation period during which the Incumbent and PCS licensee may, but are not required to, negotiate the Incumbent's relocation. After the expiration of such period, a mandatory negotiation period commences, during which time the Incumbent and PCS licensee must negotiate in good faith. The starting dates and durations of these negotiation periods vary depending on the PCS spectrum block in which the Incumbent operates and whether the Incumbent operates a public safety service (I.E., fire, police or emergency medical service). Mandatory negotiation periods for all Incumbents expired or, will expire, as follows: (i) April 1998 and April 2000, for non-public safety and public safety Incumbents, respectively, in the PCS A and B blocks; (ii) May 1998 and May 2001, for non-public safety and public safety Incumbents, respectively, in the PCS C block; and (iii) January 1999 and January 2002, for non-public safety and public safety Incumbents, respectively, in the PCS D, E and F blocks. Should any Incumbent and PCS licensee fail to agree on a relocation plan by the end of their respective mandatory negotiation periods, the PCS licensee can request that the Incumbent be involuntarily relocated; the FCC's rules do, however, provide incentives for parties to agree to relocation plans on their own.

    As part of developing a long-term relationship with an Incumbent, the Company generally will offer to assist the Incumbent in the relocation of its system to the 6 GHz band of the spectrum and, in certain cases, assist the Incumbent in negotiating legally mandated reimbursement for the cost of such relocation from the new PCS entrant. Any funds received from such PCS entrants are generally applied to the cost of the relocation and an upgrade of the Incumbent's network and, as such, benefit both the Incumbent and the Company.

    Based on Pathnet's experience, it may take between six and 18 months from the initial contact to complete a long-term contract with an Incumbent and 12 months thereafter to complete a commercially available system utilizing the Incumbent's assets. After a long-term agreement is signed, and throughout the installation and construction of a system, the Company provides a project manager for each Incumbent to provide a single point of contact for installations across many sites and the upgrade of the Incumbent's telecommunications system. The system replacement and upgrade is planned in two stages. During the first stage, the Company's engineering department visits the Incumbent to evaluate the existing system and to recommend an optimum route for the system. The Company's engineering department develops a detailed system design to satisfy the Incumbent's build out and routing requirements. Once approved by the Incumbent, the Company begins the construction and build-out of the new system.

    In the second stage, the Company oversees and manages the construction, installation, testing and cutover of the new system within a mutually agreed upon timetable. The Incumbent is invited to observe and participate in acceptance testing. Once the Incumbent has accepted the new system, the cutover plan can proceed with the commissioning of circuits on the new equipment. The Company coordinates with the Incumbent cutover of the new system to minimize system downtime and service interruption. Once

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installed, the new system is expected to deliver 99.999% network reliability on any individual path with an average bit error rate not greater than 10(-13). The capacity created by Pathnet is expected to meet the highest industry standards, including those of AT&T and MCI, and Bellcore's specifications for reliability. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance."

    In addition to deploying its digital wireless network by leveraging the assets of Incumbents, the Company may pursue opportunities to acquire or deploy complementary telecommunications assets or technologies (such as fiber optic cable) either in lieu of or as a supplement to digital wireless paths. See "Risk Factors--Risks of Completing the Company's Network; Market Acceptance."

AGREEMENTS WITH INCUMBENTS AND OTHER OWNERS OF TELECOMMUNICATIONS ASSETS

    FIXED POINT MICROWAVE SERVICES AGREEMENTS

    As of June 2, 1998, the Company has entered into seven long-term FPM Agreements with affiliates of Enron, Idaho Power Company, Northeast Missouri Electric Power Cooperative, NIPSCO and Texaco and two affiliates of KN Energy.

    Under the terms of the FPM Agreements, the Company typically leases from the Incumbent an interest in the Incumbent's sites and facilities on which to build and operate its network. The Company's FPM Agreements typically provide that the Company will, in consideration of such lease, allocate to the Incumbent, solely for its own use, a certain portion of the circuits on the upgraded system and pay the Incumbent a portion of the revenue derived from sales capacity by the Company of excess telecommunications on such Incumbent's system. The portion of such revenues and the amount of such circuits typically depends on the relative contributions of the Company and of the Incumbent to the system upgrade. The Company expects that this portion will typically be approximately 10% of such revenue, although the exact portion negotiated with each Incumbent is expected to vary (possibly significantly) on a case-by-case basis. Under the FPM Agreements signed to date, the Incumbents share between zero and approximately 50% of the revenue generated from the sale of excess capacity, with such revenue sharing commencing up to four years after the commissioning of the Initial System or any capacity expansion, and receive circuits ranging from 672 to 1,200 DS-0s for their internal communications needs. Generally, the Incumbent is also entitled to purchase a certain amount of capacity in excess of its allocated amount along its own system. The Company expects that FPM Agreements will generally permit the Incumbent to purchase this additional capacity at the Company's lowest market rate for such route. The Incumbent is usually required to make certain capital investments up to a predetermined amount to upgrade its system infrastructure to make it suitable for installation of the Company's network system which, in most cases, includes significant modifications to structures, towers, battery plants and equipment shelters. Certain Incumbents who have executed FPM Agreements, however, have elected not to contribute any capital toward the upgrade of their system and accordingly have agreed not to participate in the revenue generated by the system. The Company is generally responsible for capital investments relating to the Incumbent's facilities that exceed such predetermined amount, as well as the installation cost of certain other equipment, including new digital radios and antenna systems.

    Pursuant to an FPM Agreement, the Incumbent grants to the Company an exclusive right to market and sell excess telecommunications capacity created by the Incumbent's system. The Company sets the selling price of such excess capacity to maximize revenue on Pathnet's entire network rather than that portion of the network covered by the Incumbent's system. The FPM Agreements typically prohibit Incumbents from operating parallel microwave telecommunications facilities for the purpose of selling digital circuits. Moreover, the FPM Agreements usually provide that Incumbents will refer network customers to the Company, and, in certain cases, the Incumbent will earn a fee for a referral that results in a sale of capacity.

    The FPM Agreements generally provide for a 25-year term consisting of an initial term and two extension terms. The initial term generally includes a design and installation period and an additional five

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years commencing upon the commissioning of the system. Generally, the FPM
Agreements also provide that the Company will be granted a first extension term for an additional ten years if it sells 10% or more of the excess capacity available for sale during the initial term, and a second extension term for an additional ten years if it sells 10% or more of the excess capacity available for sale during the first extension term. After commissioning the upgraded system and so long as the Company satisfies such excess capacity sale requirements, the FPM Agreements are typically non-terminable by either party. After the 25-year period, the FPM Agreements typically provide for automatic one-year extensions which may be terminated at the election of either the Company or the Incumbent. Upon expiration of an FPM Agreement, the Company is typically obligated to transfer the Initial System to the Incumbent and may remove from the Incumbent's facilities all of its equipment utilized for capacity expansion above the Initial System.

    The FPM Agreements typically require the Company to grant the Incumbent a security interest in the equipment required to operate the Initial System, which includes the first radio, the protection radio and the other assets and equipment required to operate such radios.

    In the case of the Company's FPM Agreement with an affiliate of Idaho Power Company ("Idaho Power"), in addition to granting the Incumbent a security interest in the equipment required to operate the Initial System, the Company contributed such equipment to a special purpose subsidiary in which Idaho Power holds a majority interest. The Company has veto rights with regard to the taking of certain extraordinary actions by the subsidiary. Should it enter into similar FPM Agreements in the future, the Company expects that it will own all or a majority of the interests in the related special purpose subsidiary and that (in cases where such subsidiary is majority owned) the Incumbent will have veto rights with respect to the taking of certain extraordinary actions.

    AMERICAN TOWER TERM SHEET

    Under the Binding Term Sheet executed by the Company and ATC, ATC has granted the Company the right to perform due diligence on approximately 4,200 route miles of network in 25 states. Upon completion of a six-month due diligence process that commenced on May 1, 1998, the Company has the unilateral right to reserve each of the tower assets on which the Company would like to install its network pursuant to a license agreement. The Binding Term Sheet provides that the Company will have up to 14 months to commence construction of its digital system. Prior to commencement of network construction, the Company will enter into a license agreement with ATC that will grant to the Company a 25-year license to use the tower assets and other facilities of ATC in exchange for three to five percent of all revenue collected from the sale of excess capacity. As of the date of this Prospectus, the Company has entered into a license agreement which will be effective as of August 1, 1998 with ATC relating to the construction of approximately 250 route miles of network.

    NETWORK MAINTENANCE AND PROVISIONING OF CIRCUITS

    The Company expects to enter into maintenance and provisioning services agreements (each, a "Maintenance and Provisioning Agreement") with each Incumbent with whom it enters into an FPM Agreement. As of the date of this Prospectus, the Company has entered into agreements with KN Energy, NIPSCO, Northern Border and Texaco relating to the maintenance of Pathnet's network. Each Incumbent will be required to maintain the physical assets at each site along its route. The Company anticipates entering into additional Maintenance and Provisioning Agreements as its network is developed. The Maintenance and Provisioning Agreements generally require an Incumbent to provide all services necessary for the maintenance and operation of the Company's network, including regularly scheduled maintenance and inspections and 24 hours per day, seven days per week emergency repair services. They also typically provide for certification of the Incumbent's maintenance employees and establish service standards that the Incumbent must meet. The Incumbent receives a monthly fee per site serviced, subject to cost of living adjustments and adjustments for changes in the scope of the services provided. The Incumbent is also reimbursed for certain out-of-pocket expenses, subject to certain limitations. Maintenance and Provisioning Agreements typically have a one-year term and renew automatically unless either party gives notice of its intention not to renew. A Maintenance and Provisioning Agreement may be terminated sooner if an Incumbent breaches its obligations thereunder or if the Company fails to pay charges due thereunder. An Incumbent's performance is evaluated annually in connection with the renewal of the related Maintenance and Provisioning Agreement.

    The Company intends to expand the scope of the Maintenance and Provisioning Agreements it has entered into that relate only to maintenance and intends to execute additional agreements with additional Incumbents relating to the provisioning of circuits. To the extent the Company requires manpower in the field to provision circuits or install incremental radios, the Company plans to utilize the Incumbents' existing maintenance staff to provide such services for an additional fee. If the Company were unable or unwilling to establish or renew Maintenance and Provisioning Agreements with Incumbents, or if the Company should utilize telecommunications assets from entities other than Incumbents, the Company may be required to hire its own staff or third parties to provide such services. Although the Company believes that its maintenance and provisioning support arrangements will ensure the quality and reliability of its network, there can be no assurance that Incumbents or third-party service providers will adequately maintain the Company's network. See "Risk Factors--Dependence on Relationship with Incumbents; Rights of Incumbents to Certain Assets."

EQUIPMENT SUPPLY AGREEMENTS

    Pursuant to a Master Agreement entered into by the Company and NEC on August 8, 1997, the Company agreed to purchase from NEC by March 31, 2003 a total of $200 million worth of certain equipment, services and licensed software to be used by the Company in its network under pricing and payment terms that the Company believes are favorable. In addition, NEC has agreed, subject to certain conditions, to warranty equipment purchased by the Company from NEC for three years, if defective, to repair or replace certain equipment promptly and to maintain a stock of critical spare parts for up to 15 years. The Company's agreement with NEC provides for fixed prices during the first three years of its term. In addition, pursuant to a Purchase Agreement between Andrew and the Company, the Company agreed exclusively to recommend to the Incumbents certain products manufactured by Andrew and Andrew agreed to sell such products to Incumbents and the Company for a three-year period, renewable for two additional one-year periods at the option of the Company. The Company's agreement with Andrew generally provides for discounted pricing based on projected order volume.

RELIABILITY OF NETWORK

    Bellcore states that generally accepted industry standards for reliability are 99.98% error free seconds for overall network reliability, 99.999% for any individual path in the network, and bit error rate less than 10(-13). Bellcore's analysis of the Company's system design indicates that the Company's network consists of available, off-the-shelf components that meet or exceed the standards listed above.

    The Company has constructed a state-of-the-art NOC located in Washington, D.C. which currently provides real-time end-to-end monitoring of Pathnet's network operations during business hours. The Company is currently increasing its NOC staff and expects to monitor its network operations 24 hours per day, seven days per week in 1999. For the period before the NOC becomes operational on a 24 hour per day basis, the Company has engaged WTCI to assist in monitoring its network. The NOC ensures the efficient and reliable performance of the network by enabling the Company to identify, and often prevent, potential network disruptions, and to respond immediately to actual disruptions. In addition, the NOC enables the Company to schedule and conduct maintenance of Pathnet's network while minimizing interference with the use of the network. Specific features provided by the NOC include traffic management and forecasting, line performance reporting and alarm monitoring, remote link restoration and coordination, and provisioning of network services.

COMPETITION

    The telecommunications industry is highly competitive. In particular, price competition in the 'carrier's carrier' market has generally been intense and is expected to increase. The Company competes and expects to compete with numerous competitors who have substantially greater financial and technical resources, long-standing relationships with their customers and potential to subsidize competitive services from less competitive service revenues and from federal universal service subsidies. Such competitors may be operators of existing or newly deployed wireline or wireless telecommunications networks. The Company will also face intense competition due to an increased supply of telecommunications capacity, the effects of deregulation and the development of new technologies, including technologies that will increase the capacity of existing networks.

    The Company anticipates that prices for its 'carrier's carrier' services will continue to decline over the next several years. The Company is aware that certain long distance carriers are expanding their capacity and believes that other long distance carriers, as well as potential new entrants to the industry, are constructing new microwave, fiber optic and other long distance transmission networks in the United States. If industry capacity expansion results in capacity that exceeds overall demand along the Company's routes, severe additional pricing pressure could develop. As a result, within a few years, the Company could face dramatic and substantial price reductions. Such pricing pressure could have a material adverse effect on the business, financial condition and results of operations of the Company.

    While the Company generally will not compete with Telecom Service Providers for end-user customers, the Company may compete, on certain routes, as a 'carrier's carrier' with long-distance carriers such as AT&T, MCI, Sprint and WorldCom and operators of fiber optic systems such as IXC Communications, Inc., Williams, Qwest and Level 3, who would otherwise be the Company's customers in second and third tier markets. The Company will also face competition increasingly in the long haul market from local exchange carriers, regional network providers, resellers and satellite carriers and may eventually compete with public utilities and cable companies. In particular, certain ILECs and CLECs are allowed to provide inter-LATA long distance services. Furthermore, RBOCs will be allowed to provide inter-LATA long distance services within their regions after meeting certain regulatory requirements intended to foster opportunities for local telephone competition. Certain RBOCs have requested regulatory approval to provide inter-LATA data services within their regions. The RBOCs already have extensive fiber optic cable, switching, and other network facilities in their respective regions that can be used for long distance

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
services after a waiting period. In addition, other new competitors may build additional fiber capacity in the geographic areas served and to be served by the Company.

    The Company may also face competitors seeking to deploy a digital wireless network in the same manner as the Company by leveraging the assets of Incumbents or other owners of telecommunications assets or from Incumbents leveraging their own assets. Although the Company believes its strategy will provide it with a cost advantage, there can be no assurance that technological developments will not result in competitors achieving even greater cost efficiency and therefore a competitive advantage. See "Risk Factors--Risk of Rapid Technological Changes."

    A continuing trend toward business combinations and strategic alliances in the telecommunications industry may create stronger competitors to the Company, as the resulting firms and alliances are likely to have significant technological, marketing and financing resources greater than those available to the Company. See "Risk Factors--Competition; Pricing Pressures."

REGULATION

    OVERVIEW

    The Company's current arrangements with its Incumbents contemplate that the Company's digital network will be largely Part 101 telecommunications services which are subject to regulation by federal, state and local governmental agencies. At the federal level, the Communications Act grants the FCC exclusive jurisdiction to set rules and policies regarding interstate telecommunications services (I.E., services that originate in one state and terminate in another state) and use of the electromagnetic spectrum (I.E., wireless services). The Company or its affiliates, or in certain cases Licensed Incumbents, must obtain licenses described below from the FCC in order to construct and operate the communications network necessary to support the Company's business, although the Company may commence construction of proposed facilities prior to applying for or obtaining authorization from the FCC, and may, upon satisfaction of certain basic requirements, begin operations over constructed facilities prior to obtaining a final license.

    The FCC is also responsible for, among other matters, granting renewals of the Company's Part 101 licenses, granting pro forma authorizations for transfers of such licenses, imposing regulatory fees in connection with the granting of such licenses, performing inspections of licensed facilities, adjudicating disputes between the Company and other telecommunications carriers, and taking disciplinary actions against the Company for any violation of the FCC's rules or policies.

    State regulatory commissions have jurisdiction over intrastate communications (I.E., those that originate and terminate in the same state), and may impose certain regulatory requirements and restrictions on the Company with respect to such services. As a result of the Company's offerings of intrastate service to date, the Company has registered with the Montana Public Service Commission to provide telecommunications services within the State of Montana. In addition, municipalities and other local jurisdictions may regulate limited aspects of the Company's business by, for example, imposing zoning and franchise requirements and requiring installation permits, particularly with respect to the construction of new or modified towers necessary to the Company's business. The Company also is subject to varying taxation at the federal, state and local levels.

    The Company has obtained and expects to obtain Part 101 authorizations and approvals as necessary and appropriate to conduct its currently planned operations, and believes that it is in compliance with all laws, rules and regulations applicable to its business. Nevertheless, changes in existing laws and regulations, including those relating to the provision of Part 101 telecommunications services in the 6 GHz band and the relocation of Incumbents from the 2 GHz to the 6 GHz band, could have a material effect on the Company's business, financial condition and results of operations. See "Risk Factors--Regulation-- Licensing by the Company and Incumbents."

    As a result of the nature of the Company's business and recent regulatory streamlining actions taken by the FCC, the Company, as compared to most other wireless carriers, traditional IXCs and LECs, is subject to a substantially lesser degree of FCC regulation, and is required to deal with far fewer federal and state regulatory hurdles in the implementation of its business plan. In connection with its 1998 biennial regulatory review, the FCC has initiated a rulemaking proceeding that would further revise and streamline the rules governing application procedures for the services currently planned to be offered by the Company and make licensing procedures for such services faster, less burdensome, and more consistent. The Company expects that these simplified licensing procedures, if adopted by the FCC, will make it easier to obtain and maintain the licenses required for its business.

    Other regulatory hurdles that are normally encountered by traditional IXCs and LECs will have no material bearing on the Company's current business. For example, while IXCs have to pay access charges to LECs in order to access local networks, the Company will sell capacity to IXCs but will not itself provide switched traffic, thus eliminating the need to encounter the regulatory issues surrounding such access. Similarly, while competitive LECs must interconnect with the facilities of incumbent LECs in order to provide local service, and must therefore deal with such regulatory issues as interconnection, number portability, dialing parity, and unbundled network access, the Company does not now plan to offer local switched service and therefore need not address these issues. Finally, because the Company's business plan will rely heavily on existing towers and facilities of Incumbents, the likelihood of encountering burdensome state or local zoning or tower siting issues is substantially reduced. The Company expects that its streamlined regulatory status will serve as an asset and a competitive advantage as it pursues its business plan.

    For a discussion of the risks associated with the regulation of the Company's business, see "Risk Factors--Regulation."

    FEDERAL REGULATION

    LICENSING BY THE COMPANY. Because of the development and deployment of emerging technologies such as PCS, many Incumbents operating private telecommunications systems in the 2 GHz band of the frequency spectrum are or will be required to relocate their systems and operations to the 6 GHz band or alternate spectrum. At the same time, technology has made obsolete the analog microwave systems typically operated by Incumbents. The transition to the 6 GHz band provides these Incumbents with an opportunity to convert to more advanced, more spectrum-efficient digital microwave systems. These two developments--one regulatory, one technological--form the backdrop for the Company's efforts to aggregate and deploy a digital Part 101 telecommunications network in the 6 GHz band.

    Working closely with relocated Incumbents, the Company has obtained, and expects in most future cases to obtain, Part 101 licenses from the FCC to conduct operations in the 6 GHz frequency band and from the same locations as each such relocated Incumbent. Generally, the Company then upgrades each relocated Incumbent's telecommunications system from analog to high capacity digital, provides each Incumbent with the capacity needed by the Incumbent for its own business, interconnect all of the digital systems to form an extensive network, and sells excess capacity on the aggregated network to customers of the Company.

    LICENSING BY INCUMBENTS. In a limited number of instances, a relocated Incumbent may itself obtain authorization from the FCC to operate a Part 101 telecommunications system at the newly occupied 6 GHz location, and may, as part of its strategic relationship with the Company, construct and operate a digital system to operate in that band of the frequency spectrum. In those instances, the Company and the Licensed Incumbent have entered into, and will enter into, contractual arrangements that allow the Licensed Incumbent to retain a limited amount of capacity on the relocated network for its own purposes, and allow the Company to market and sell the excess capacity on the network and collect the revenue generated from such sales (a portion of which may be distributed to the Licensed Incumbent also as part of such relationship). The Company intends to establish any such arrangement so as to ensure that there is no DE FACTO transfer of control of the FCC license from the Licensed Incumbent to the Company, because such a transfer without FCC consent would violate the FCC's rules.

    MUTUAL EXCLUSIVITY. Pursuant to its arrangements with Incumbents, the Company has, and will, in most cases, apply to the FCC for new Part 101 licenses to operate in the 6 GHz band. As each such Part 101 license is granted by the FCC with respect to the frequencies to be used between two specific points as designated by specific latitude and longitude coordinates, and as Incumbents already own the infrastructure and sites that comprise each such licensed point along the network, the Company expects to be the first and only entity to apply for these licenses at or near the specific locations and in the frequencies to be designated by the Company, and hence to have licensing priority under the FCC's procedures. There can be no assurance that other entities will not seek licenses to operate in the same portion of the frequency spectrum as the Company in locations geographically close to those designated by the Company. The Company believes, however, that such situations are not likely to create mutual exclusivity for FCC purposes between the Company and any such other entity, because (i) the FCC's current licensing is on a "first come, first served" basis, (ii) it will be difficult for any such other entity to obtain tower site locations in close enough geographical proximity to the Company's proposed tower sites (on land typically controlled by the Incumbent) so as to cause a mutually exclusive situation to arise and (iii) the FCC imposes construction and channel loading requirements with respect to each frequency so licensed to prevent warehousing of spectrum which would force any such potential mutual exclusive licensee to invest significant capital in the form of sites, equipment and actual traffic using such licensed frequencies in order to maintain its license.

    FREQUENCY COORDINATION. Prior to applying to the FCC for authorization to use portions of the 6 GHz band, the Company must coordinate its use of the frequency with any existing licensees, permittees, and applicants in the same area whose facilities could be subject to interference as a result of the Company's proposed use of the spectrum; in applying for a license the applicant must certify that such coordination has taken place. The Company must circulate coordination notifications and allow 30 days for a response from other potential applicants or licensees expressing concerns about interference; in the event of such a response, the parties must take all reasonable steps to resolve the potential interference. If there are no responses to the notification, the desired frequency will effectively be "reserved" for the Company's use, and the Company will be required to file an application for a license to use the frequency within six months of the notification, or to file a renewal notification. As a Part 101 licensee, the Company may itself receive coordination notifications from would-be applicants, and would be required to take reasonable steps to solve any interference problems.

    FCC LICENSE REQUIREMENTS. As part of the requirements of obtaining a Part 101 license, the FCC requires the Company to demonstrate the site owner's compliance with the FAA reporting and notification requirements with respect to the construction, installation, location, lighting and painting of transmitter towers and antennas, such as those to be used by the Company in the operation of its network. In certain instances, the Company may be required to notify the FAA of proposed construction of facilities (E.G., more than 200 feet above ground level), so as to allow the FAA to determine whether the proposed construction poses a hazard to aviation safety. The FCC requires compliance with the FAA's notification requirement; where such FAA notification is required, the FCC requires a "no hazard" determination from the FAA before granting a license with respect to a particular facility. The FAA has a substantial backlog of requests for "no hazard" determinations, and this may affect in certain situations the timing of the FCC's issuance of a license to the Company. If the FAA finds that a particular structure will pose a hazard, the Company will have to reduce its size or location, or take other steps to bring the structure into compliance with the FAA's guidelines.

    In addition, in order to obtain the Part 101 licenses necessary for the operation of its network, the Company, and in some cases Licensed Incumbents, must file applications with the FCC for such licenses and demonstrate technical and legal qualification to be an FCC licensee. The licensing procedures for Part 101 applicants have recently been streamlined by the FCC. For example, Part 101 applicants may begin and complete the construction of facilities to be licensed, at their own risk, even before filing applications. An applicant is also allowed to operate such facilities at the time of filing an application or while its formal license application is being processed, provided the applicant certifies that, among other things: (i) it has successfully completed the frequency coordination process; (ii) the operations will have no significant environmental impact; (iii) no rule waiver is being requested; and (iv) no FAA or FCC notification is required.

    The Company or a Licensed Incumbent must obtain prior FCC authorization in order to make significant modifications to existing microwave facilities (although certain modifications can be made without prior approval or notification). Additionally, the Company or a Licensed Incumbent is required to provide notice to the FCC before transferring control of an FCC license to a third party.

    Under the rules of the FCC, the Company is required to have each licensed
Part 101 facility constructed and "in operation" (I.E., capable of providing service), and to complete each authorized modification to an existing facility, within 18 months of the grant of the necessary license or approval. Each license also contains a separate deadline for the completion of construction of the underlying facility. A licensee may obtain a six-month extension of these periods upon a showing of good cause, and such extensions are routinely granted. In addition, the FCC has eliminated the requirement that Part 101 licensees certify to the FCC the completion of construction of licensed facilities. The FCC also requires that a certain portion of the available channels on Part 101 digital systems be loaded with traffic within 30 months of licensing.

    Failure to meet the FCC's timetable for construction or operation, or to obtain an extension of said timetable, will automatically cancel the underlying license or approval, to the detriment of the Company's ability to execute its business plan. A license or authorization will also lapse if, after construction and operation, the facility is removed or altered to render it non-operational for a period of 30 days or more. Any authorized Part 101 station that fails to transmit operational traffic during any twelve consecutive months after construction is complete is considered permanently discontinued under the FCC's files, and its underlying license is forfeited. A Part 101 license may also lapse for failure to comply with the FCC's channel loading requirements.

    There are several additional regulatory requirements with which the Company will have to comply as a Part 101 licensee. For example, the Company must allow the FCC, upon its request, to gain access to the licensed facilities in order to conduct inspections. Additionally, licensees are required to give priority on their systems to the transmission of public safety messages. Licensees are also required to notify the FCC of any disruptions in the service offered over the licensed facilities.

    FCC LICENSE RENEWAL. Part 101 licenses obtained by the Company or an Incumbent have been and will be issued for a term of ten years, after which such licenses will have to be renewed by the filing of applications with the FCC. Renewals of such licenses are generally routinely granted for companies that have complied with all material aspects of the FCC's rules and regulations.

    PROVISION OF COMMON AND PRIVATE CARRIER SERVICES. The Company's and Licensed Incumbents' Part 101 licenses allow the Company to sell the excess capacity on its network to the customers targeted under the Company's business plan. Although the Part 101 licenses that the Company and Licensed Incumbents hold or will hold are designated for "common carriers," under the FCC's rules, a
Part 101 licensee may provide both common carriage and private carriage over
Part 101 facilities.

    The Company's services are and will be offered on a private carrier basis, I.E., to selected companies on an individualized basis, subject to separately negotiated contracts. For example, the capacity to be provided to Incumbents for their own use will be provided on a private carrier basis. Similarly, the Company offers and will offer services to common carriers on an individualized basis as a 'carrier's carrier.'

The Company's private carrier services are and will be specifically tailored to meet the unique requirements of each customer, and will not subject the Company to common carrier regulation, such as tariff filing requirements, with respect to those private carriage offerings.

    Although the Company does not currently plan on providing services on a common carrier basis the Company may, in the future, provide services on such basis, I.E., the services would be offered indiscriminately to the public, thus making the Company a common carrier with respect to those services. Being a common carrier with respect to the services would subject the Company to certain regulatory requirements and restrictions. For example, with respect to the Company's common carrier offerings, the Company would be required to offer them to the public indiscriminately, without unreasonable discrimination in its charges, practices, classifications, regulations, facilities, or services. In addition, the Company would be required to file tariffs with the FCC with respect to the rates and terms of its common carrier interexchange offerings; this tariffing requirement may be modified or eliminated in the future. The tariffing requirement is non-burdensome; the FCC has adopted streamlined tariffing procedures for nondominant common carriers, allowing tariffs to become effective within one day of filing, and presuming such tariffs to be just and reasonable unless otherwise demonstrated.

    FOREIGN OWNERSHIP. As the licensee of facilities designated for common carriage, the Company is subject to Section 310(b)(4) of the Communications Act, which by its terms restricts the holding company of an FCC common carrier licensee (the Company is such a holding company, because it expects to hold all FCC licensees indirectly, through subsidiaries) to a maximum of 25% foreign ownership and/or voting control. In addition, any Incumbent Licensees is also subject to such foreign ownership restrictions. The FCC has determined that it will allow a higher level (up to 100%) on a blanket basis with respect to all common carrier licensees, but only for foreign ownership by citizens of, or companies organized under the laws of, WTO member countries.

    The FCC continues to apply the 25% foreign ownership limitation with respect to citizens or corporations of non-WTO nations. Although the Company is presently, and upon completion of the Offering will be, within the 25% foreign ownership limitation, future financings may cause the Company to exceed this limitation, in which case the Company would have to analyze its foreign ownership with respect to the WTO status of the nations with which the Company's foreign owners are associated. Also, in the event that a Licensed Incumbent were to choose to hold the relevant Part 101 licenses itself, and not through a holding company, that Licensed Incumbent would be subject to Section 310(b)(3) of the Communications Act, which limits direct foreign ownership of FCC licenses to 20%. The FCC does not have discretion to waive this limitation.

    UNIVERSAL SERVICE. The FCC's universal service rules require certain providers of interstate telecommunications services to make contributions to a fund based on their telecommunications revenues from end-users. Revenues received by a provider from carriers that are reasonably expected to make contributions to the fund based on their own end-user revenues need not be included in such provider's contribution base. The proceeds in the universal service fund are to be distributed among eligible schools and libraries, certain carriers delivering telecommunications services to low-income consumers, communication carriers in high cost-of-service areas and other entities designated as eligible by a state commission.

    Because the vast majority of the Company's telecommunications services will be sold to other carriers that will themselves be contributors to the fund, the Company does not expect to be assessed fund contributions with respect to most of the telecommunications revenues that it receives. Such contributions will be assessed solely with respect to revenues received by the Company from its limited number of actual end-users, such as Incumbents, ISPs and other non-carrier end-users, and from other carriers that are not required to contribute to the fund because they fall under one of the contribution exemptions established by the FCC (E.G., non-profit schools and government agencies, and carriers whose total annual contribution would be less than $10,000). The Company expects that, to the extent it is required to contribute to the fund, it will be able to recover the amounts contributed through appropriate charges to end-users and others.

    To the extent that the Company provides capacity to carriers and other entities eligible for universal service fund support, the Company may be able to obtain, either directly or indirectly, some funding from the universal service fund. The Company has no present intention to rely on any such funding, and has not included any such funding in its financial projections.

    STATE AND LOCAL REGULATION

    State and local governments have regulatory authority over the provision of intrastate communication services, including the approval of those seeking to provide certain intrastate services. Such state and local regulatory requirements may also include registering with regulatory authorities, paying fees, acquiring permits, filing tariffs and notifying or obtaining approval from regulatory authorities with respect to certain transfers or issuances of the Company's capital stock. The Company expects that most of its services will be provided on an interstate basis; however, in those instances where the Company will provide intrastate services, it does not expect state regulatory requirements to be burdensome.

    The siting and construction of telecommunications equipment may be subject to state and local zoning, land use, and other regulations. The types and timing of approvals required to install transmitter towers, antennae and other equipment and to conduct other aspects of the Company's business will likely vary among local governments. Under its arrangements with Incumbents, it will be the primary responsibility of Incumbents to obtain all necessary state and local authorizations with respect to towers and other equipment for the Company's network. Because the Company intends to rely heavily on existing towers and facilities, however, the Company does not expect that Incumbents or other owners of telecommunications assets will generally encounter burdensome state zoning or tower siting issues.

INTELLECTUAL PROPERTY

    The Company uses the name "Pathnet" as its primary business name and service mark and has registered that name with the United States Patent and Trademark Office. On February 26, 1998, the Company filed an application to register its service mark "A NETWORK OF OPPORTUNITIES" in the United States Patent and Trademark Office for communications services, namely establishing and operating a network through the use of fiber optic and high capacity digital radio equipment. First action upon the application is expected by the end of 1998. The Company reasonably believes that the application will mature to registration, but there can be no assurance that such registration will actually be issued.

    The Company relies upon a combination of licenses, confidentiality agreements and other contractual covenants to establish and protect its technology and other intellectual property rights. The Company currently has no patents or patent applications pending. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its technology or other intellectual property. In addition, the Company depends on the use of intellectual property of others, including the hardware and software used to construct, operate and maintain its network. Although the Company believes that its business as currently conducted does not infringe on the valid proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company or that, in the event of an unfavorable ruling on such claim, a license or similar agreement to utilize technology relied upon by the Company in the conduct of its business will be available to the Company on reasonable terms. The Company's equipment supply contracts with NEC and Andrew provide for indemnification by the supplier to the Company for intellectual property infringement claims regarding the suppliers' equipment. In the case of the agreement with Andrew, however, such indemnification is limited to the purchase price paid for the particular equipment.

FACILITIES, REAL PROPERTY AND LEASES

    As part of its network, the Company holds leasehold interests or licenses in the land, towers, shelters and other facilities located at each Incumbent's sites and will have leasehold and other real estate interests pursuant to its agreements with independent tower companies and other owners of telecommunications assets. See "--Agreements with Incumbents and Other Owners of Telecommunications Assets--Fixed Point Microwave Services Agreements" and "--American Tower Term Sheet." The Company expects to lease additional facilities from Incumbents and other owners of telecommunications assets in connection with the planned expansion of its digital network.

    The Company leases its corporate headquarters space in Washington, D.C. from 6715 Kenilworth Avenue General Partnership, a general partnership of which David Schaeffer, Chairman of the Company, is General Partner (the "Kenilworth Partnership"), pursuant to a Lease Agreement between the Company and the Kenilworth Partnership, dated as of August 9, 1997 (the "Headquarters Lease"). The Headquarters Lease expires on August 31, 1999 and can be renewed at the option of the Company for two additional one-year periods on the same terms and conditions. See "Certain Relationships and Related Transactions--Lease from the Kenilworth Partnership." The Company also leases office space in Richardson, Texas; Lewiston, Texas; and Independence, Kansas pursuant to leases that expire in 2000, 2001 and 2000, respectively.

    The Company believes that all of its properties are well maintained.

EMPLOYEES

    As of June 2, 1998, the Company had 88 full time employees, none of whom was represented by a union or covered by a collective bargaining agreement. The Company believes that its relationship with its employees is good. In connection with the construction and maintenance of its network and the conduct of its other operations, the Company uses third party contractors, some of whose employees may be represented by unions or covered by collective bargaining agreements.

LEGAL PROCEEDINGS

    Other than licensing and other regulatory proceedings described under "Risk Factors--Regulation" and "--Regulation," the Company is not currently a party to any legal proceedings, which, individually or in the aggregate, the Company believes will have a material adverse effect on the Company's financial condition, results of operations and cash flows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The table below sets forth certain information concerning the directors and executive officers of the Company. Directors of the Company are elected at the annual meeting of stockholders. Executive officers of the Company generally are appointed at the Board of Directors' first meeting after each annual meeting of stockholders.

NAME                                                       AGE                    POSITION(S) WITH COMPANY
-----------------------------------------------------      ---      -----------------------------------------------------
David Schaeffer (1)..................................          42   Chairman of the Board, Treasurer and Director
Richard A. Jalkut (1)................................          53   President, Chief Executive Officer and Director
Kevin J. Bennis......................................          44   Executive Vice President, and President,
                                                                    Communications Services Division
William R. Smedberg, V...............................          37   Vice President, Finance and Corporate Development
Michael A. Lubin.....................................          49   Vice President, General Counsel and Secretary
Michael L. Brooks....................................          54   Vice President, Network Development
Peter J. Barris (2)..................................          46   Director
Kevin J. Maroni (2)(3)...............................          35   Director
Patrick J. Kerins (3)................................          43   Director
Richard K. Prins (2)(3)..............................          41   Director
Stephen A. Reinstadtler..............................          32   Director

------------------------

(1) Member of Contract Committee.

(2) Member of Compensation Committee.

(3) Member of Audit Committee.

    Set forth below is the background of each of the Company's executive officers and directors.

    DAVID SCHAEFFER founded the Company in August 1995, has served as Chairman of the Board, Treasurer and director of the Company since August 1997, and served as President and Chief Executive Officer of the Company from 1995 until August 1997. From 1986 to the present, Mr. Schaeffer has also served as President and Chief Executive Officer of Empire Leasing, Inc., a specialized mobile radio licensee and operator. In addition, Mr. Schaeffer founded and, since 1992, has served as President and Chief Executive Officer of Mercury Message Paging, Inc., a paging company which operates networks in Washington, D.C., Baltimore and Philadelphia.

    RICHARD A. JALKUT has served as President, Chief Executive Officer and director of the Company since August 1997. Mr. Jalkut has over 30 years of telecommunications experience. From 1995 to August 1997, he served as President and Group Executive of NYNEX Telecommunications Group, where he was responsible for all activities of the NYNEX Telecommunications Group, an organization with over 60,000 employees. Prior to that, Mr. Jalkut served as President and Chief Executive Officer of New York Telephone Co. Inc., the predecessor company to NYNEX Telecommunications Group, from 1991 until 1995. Mr. Jalkut currently serves as a member of the Board of Directors of Marine Midland Bank, a commercial bank, Ikon Office Solutions, Inc., a company engaged in wholesale and retail office equipment, and Home Wireless Networks, a start-up company developing a wireless product for home and business premises.

    KEVIN J. BENNIS has served as Executive Vice President, serving as President of the Company's Communications Services Division since February 1998. From 1996 until he joined the Company, Mr. Bennis served as President of Frontier Communications, a long-distance communications company, where he was responsible for the sales, marketing and customer service activities of 3,500 employees. Prior to that, Mr. Bennis served in various positions for 21 years at MCI, including as President of MCI's Integrated Client Services Division from 1995 to 1996, as President and Chief Operating Officer of Avantel

Telecommunications, MCI's joint venture with Banamex in Mexico, from 1994 to 1995, and as Senior Vice President of Marketing from 1992 to 1994.

    WILLIAM R. SMEDBERG, V joined the Company initially as a consultant in 1996, and has assumed the position of Vice President, Finance and Corporate Development since January 1997. Prior to joining the Company, Mr. Smedberg served in various financial and planning positions at the James River Corporation of Virginia, Inc. ("James River") for nine years. In particular, he served as Director, Strategic Planning and Corporate Development for Jamont, a European consumer products joint venture among Nokia Oy, Montedison S.p.A. and James River, from 1991 to 1996, where he was responsible for Jamont's corporate finance, strategic planning and corporate development. Prior to that, Mr. Smedberg worked in the defense industry as a consultant and engineer for TRW, Inc.

    MICHAEL A. LUBIN has served as Vice President, General Counsel and Secretary of the Company since its inception in August 1995. Prior to joining the Company, Mr. Lubin was an attorney-at-law at Michael A. Lubin, P.C., a law firm which he founded in 1985. Mr. Lubin has experience in telecommunications matters, copyright and intellectual property matters, corporate and commercial law, construction claims adjudication and trial work. Earlier he served as a Federal prosecutor with the Fraud Section, Criminal Division, United States Department of Justice.

    MICHAEL L. BROOKS has served as Vice President, Network Development of the Company since June 1996. Mr. Brooks has extensive experience in voice and data communications. From 1992 through May 1996, Mr. Brooks served as Vice President, Engineering for Ikelyn, Inc. Ikelyn provided system design and technical support for telecommunication systems and support facilities. From 1982 to 1992, Mr. Brooks worked for Qwest Microwave Communications, a predecessor of Qwest, where he directed the initial construction of a 3,500-mile digital network.

    PETER J. BARRIS has been a director of the Company since August 1995. Since 1992, Mr. Barris has been a partner, and, in 1994, was appointed a General Partner of New Enterprise Associates, a firm that manages venture capital investments. Mr. Barris is also a member of the Board of Directors of Mobius Management Systems, Inc., a computer software company which is quoted on the Nasdaq National Market.

    KEVIN J. MARONI has been a director of the Company since August 1995. Since 1994, Mr. Maroni has been a principal, and, in 1995, was appointed as a General Partner of Spectrum Equity Investors, L.P., which manages private equity funds focused on growth capital for telecommunications companies. From 1992 to 1994, he served as Manager, Finance and Development at Time Warner Telecommunications, where he was involved in corporate development projects. Mr. Maroni served as a consultant at Harvard Management Company from 1990 to 1992, where he worked in the private equity group. Mr. Maroni is also currently on the board of directors of several private companies and CTC Communications Corp., an integrated communications provider which is quoted on the Nasdaq National Market.

    PATRICK J. KERINS has been a director of the Company since July 1997. Mr. Kerins has served as Managing Director of Grotech Capital Group, which is engaged in venture capital and other private equity investments, since March 1997. From 1987 to March 1997, he worked in the investment banking division of Alex. Brown & Sons, Incorporated, including serving as Managing Director beginning in January 1994. Mr. Kerins is also a member of the Board of Directors of CDnow, Inc., an online retailer of compact discs and other music-related products which is quoted on the Nasdaq National Market.

    RICHARD K. PRINS has been a director of the Company since 1995. Since 1996, Mr. Prins has served as Senior Vice President of Ferris Baker Watts Incorporated, where he heads the technology and communication practice in the investment banking division. From 1988 to 1996, he was Senior Vice President and Managing Director in the investment banking division of Crestar Financial Corporation. Mr. Prins is currently a director of Startec Global Communications Corporation, a communications company which is quoted on the Nasdaq National Market.

    STEPHEN A. REINSTADTLER has been a director of the Company since October 1997. Mr. Reinstadtler has served as Vice President and Director at Toronto Dominion Capital (U.S.A.) Inc., where he has been involved in private equity and mezzanine debt investments, since August 1995. From April 1994 to July 1995, he served as Manager at The Toronto-Dominion Bank, where he was involved in commercial lending activities to the telecommunications industry. From August 1992 to April 1994, Mr. Reinstadtler also served as Associate at Kansallis-Osake-Pankki, where he was involved in commercial lending activities to the telecommunications industry.

BOARD OF DIRECTORS

    The Company's Board of Directors consists of seven directors. Subject to the restrictions set forth in the Company's Certificate of Incorporation and the Bylaws, directors and executive officers of the Company are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. The Certificate of Incorporation and the Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The three classes of the Board of Directors consist of the following: (i) Patrick J. Kerins and Stephen A. Reinstadtler, whose terms of office expire at the first annual meeting of stockholders of the Company after the end of the Company's fiscal year ending December 31, 1998, (ii) Richard K. Prins and Peter J. Barris, whose terms of office expire at the first annual meeting of stockholders of the Company after the end of the Company's fiscal year ending December 31, 1999, and
(iii) Richard A. Jalkut, David Schaeffer and Kevin J. Maroni, whose terms of office expire at the annual meeting of stockholders of the Company after the end of the Company's fiscal year ending December 31, 2000. See "Description of Capital Stock."

    COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors currently has three committees, the Audit Committee, the Compensation Committee and the Contract Committee. The Audit Committee has been established to, among other things, make recommendations to the Board of Directors with respect to the engagement or discharge of independent auditors, review with the independent auditors the plan and results of the auditing engagement, and review the Company's system of internal accounting controls. The current members of the Audit Committee are Messrs. Maroni, Kerins and Prins.

    The Compensation Committee has been established to, among other things, administer the Company's stock incentive plans, review and make recommendations to the Board of Directors concerning the compensation of executive officers, and consider existing and proposed employment agreements between the Company and any executive officer of the Company. The current members of the Compensation Committee are Messrs. Maroni, Prins and Barris.

    The Contract Committee reviews and evaluates each FPM Agreement that the Company proposes to enter into and has the authority to authorize the Company to execute and deliver any FPM Agreement so long as the terms and conditions of such FPM Agreement do not differ substantially from the FPM Agreements previously authorized and approved by the full Board of Directors. The current members of the Contract Committee are Messrs. Schaeffer and Jalkut.

    DIRECTOR COMPENSATION. Mr. Prins, a director of the Company, was granted options to purchase 70,731 shares of Common Stock in 1995. See "Security Ownership of Certain Beneficial Owners and Management." Directors of the Company are currently not reimbursed for their out-of-pocket expenses incurred in connection with attendance at meetings of, and other activities relating to serving on, the Board of Directors and any committees thereof. The Company may consider additional compensation arrangements for its directors from time to time.

    LIMITATION OF LIABILITY AND INDEMNIFICATION. The Restated Certificate of Incorporation of the Company limits, to the fullest extent permitted by law, the liability of directors to the Company and its stockholders for monetary damages for breach of directors' fiduciary duty. This provision is intended to afford the Company's directors benefit of the Delaware General Corporation Law (the "DGCL"), which provides that directors of Delaware corporations may be relieved of monetary liability for breach of their fiduciary duty of care, except under certain circumstances, including any breach of a director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations of the DGCL regarding the improper payment of dividends or any transaction from which the director derived any improper personal benefit. In addition, the Certificate of Incorporation of the Company provides that the Company will indemnify its directors and officers to the fullest extent authorized or permitted by law.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company's Compensation Committee consists of Messrs. Maroni, Prins and Barris, none of whom is currently an employee of the Company. During the fiscal year ended December 31, 1997, no executive officer of the Company served as a member of a compensation committee or as a director of any entity of which any of the Company's directors serves as an executive officer.

EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning the cash and non-cash compensation during the fiscal year ended December 31, 1997 earned by or awarded to the Chief Executive Officer and the five other most highly compensated executive officers of the Company whose combined salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1997 (the "Named Executive Officers").

                                                                             LONG-TERM
                                                                           COMPENSATION
                                                  ANNUAL COMPENSATION   -------------------
                                                 ---------------------   SHARES UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                        SALARY      BONUS      OPTIONS GRANTED    COMPENSATION
-----------------------------------------------  ----------  ---------  -------------------  -------------
Richard A. Jalkut..............................  $  166,154(1) $  --            858,754        $   9,857(2)
  President and Chief Executive Officer
David Schaeffer................................     216,923(3)    --            430,413           --
  Chairman of the Board and Treasurer
Michael A. Lubin...............................     136,115     --              --                --
  Vice President, General Counsel and Secretary
David J. Daigle................................     103,077     --              --                --
  Vice President, Sales and Marketing
Michael L. Brooks..............................     103,077     --              --                --
  Vice President, Network Operations
William R. Smedberg, V.........................     103,385     --              --                --
  Vice President, Finance and Corporate
  Development

------------------------

(1) Mr. Jalkut commenced employment with the Company in August 1997, and is compensated at a rate of $400,000 per annum.

(2) Includes amounts reimbursed by the Company pursuant to the Jalkut Employment Agreement (as defined herein) for expenses, including certain travel expenses.

(3) Mr. Schaeffer's salary increased to $300,000 per annum from $150,000 per annum in August 1997.

OPTION GRANTS AND EXERCISES

    The following table sets forth the aggregate number of stock options granted to each of the Named Executive Officers during the fiscal year ended December 31, 1997. Stock options are exercisable for Common Stock of the Company. As of December 31, 1997, no stock options had been exercised by any Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                     POTENTIAL REALIZABLE
                                                                                                       VALUE AT ASSUMED
                                     NUMBER OF     PERCENT OF                                        ANNUAL RATE OF STOCK
                                    SECURITIES    TOTAL OPTIONS                                     PRICE APPRECIATION FOR
                                    UNDERLYING     GRANTED TO      EXERCISE                           THE OPTION TERM(1)
                                      OPTIONS     EMPLOYEES IN       PRICE        EXPIRATION     ----------------------------
NAME                                GRANTED (#)    FISCAL YEAR     ($/SHARE)         DATE             5%             10%
----------------------------------  -----------  ---------------  -----------  ----------------  -------------  -------------
Richard A. Jalkut (2).............     858,754           66.6%     $    1.13   Aug. 4, 2007      $  20,343,882  $  31,430,396
David Schaeffer (3)...............     430,413           33.4           3.67   Oct. 31, 2007         9,180,709     14,892,290
Michael A. Lubin..................      --             --             --              --              --             --
David J. Daigle...................      --             --             --              --              --             --
Michael L. Brooks.................      --             --             --              --              --             --
William R. Smedberg, V............      --             --             --              --              --             --

------------------------

(1) The information disclosed assumes, solely for purposes of demonstrating potential realizable value of the stock options, that the fair market value per share of Common Stock was $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus) as of August 1, 1998 and increases at the rate indicated during the option term. See Note 6 to the financial statements included elsewhere in this Prospectus.

(2) On August 4, 1997, the Company granted stock options to purchase an aggregate of 858,754 shares of Common Stock to Mr. Jalkut. Such stock options will vest and become exercisable upon the consummation of the Offering.

(3) On October 31, 1997, the Company granted stock options to purchase an aggregate of 430,413 shares of Common Stock to Mr. Schaeffer. Such stock options will vest and become exercisable upon the consummation of the Offering.

OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

    None of the Named Executive Officers exercised any of their options during the fiscal year ended December 31, 1997. The following table sets forth the aggregate number of options held by each of the Named Executive Officers and the fiscal year-end value of the unexercised options.

                         FISCAL YEAR-END OPTION VALUES

                                               NUMBER OF SECURITIES
                                                    UNDERLYING
                                              UNEXERCISED OPTIONS AT     VALUE OF UNEXERCISED IN-THE-MONEY
                                                 DECEMBER 31, 1997                  OPTIONS (1)
                                            ---------------------------  ----------------------------------
NAME                                        EXERCISABLE   UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
------------------------------------------  ------------  -------------  ----------------  ----------------
Richard A. Jalkut (2).....................       --            858,754    $           --    $   12,769,672
David Schaeffer (3).......................       --            430,413                --         5,306,992
Michael A. Lubin..........................       117,885        23,580         1,874,372           374,922
David J. Daigle...........................       176,830        35,366         2,811,597           562,319
Michael L. Brooks.........................       --            --               --                --
William R. Smedberg, V....................       --            --               --                --

------------------------

(1) The information disclosed assumes, solely for purposes of demonstrating potential value of the stock options, that the fair market value per share of Common Stock was $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus). See Note 6 to the financial statements included elsewhere in this prospectus.

(2) All of the stock options granted to Mr. Jalkut will vest and become exercisable upon the consummation of the Offering.

(3) All of the stock options granted to Mr. Schaeffer will vest and become exercisable upon the consummation of the Offering.

1995 STOCK OPTION PLAN

    The Company has adopted the Pathnet, Inc. 1995 Stock Option Plan (the "1995 Plan") which originally authorized the grant of stock options (including incentive stock options and nonqualified stock options) to participants with respect to a maximum of 1,218,549 shares of Common Stock ("Shares"). The 1995 Plan has been frozen so that no further awards will be made under the 1995 Plan in the future. The following is a summary of the material features of the 1995 Plan. As of June 2, 1998, options to acquire an aggregate of 495,123 Shares have been authorized and are outstanding under the 1995 Plan, subject to adjustment as described below.

    PURPOSES

    The purposes of the 1995 Plan are to encourage and enable employees of the Company and its subsidiaries to acquire an interest in the Company through the granting of stock options and to encourage such individuals to acquire or increase their ownership of Common Stock in order to attract and retain the services of persons of exceptional competence and to furnish an added incentive for them to increase their efforts on behalf of the Company.

    ADMINISTRATION/ELIGIBLE PARTICIPANTS

    The 1995 Plan is administered by the Board of Directors of the Company, acting through the Compensation Committee; PROVIDED that the Board is empowered to appoint from its members a committee of two or more persons to exercise the powers of the Board in granting stock options and taking any other action under the 1995 Plan (the Board, or such committee, as applicable being referred to as the "1995 Plan Committee"). Any actions taken by the 1995 Plan Committee are final and conclusive for purposes of the 1995 Plan.

    Stock options may be awarded under the 1995 Plan to any employees of the Company or its subsidiaries and any non-employee directors of the Company, consultants to the Company and to such other persons as the Board may select from time to time.

    NUMBER OF SHARES AUTHORIZED UNDER THE 1995 PLAN

    As of June 2, 1998, the 1995 Plan authorizes the grant of awards to participants with respect to a maximum of 495,123 Shares, subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the form of (i) nonqualified stock options and (ii) stock options intended to qualify as incentive stock options under section 422 of the Internal Revenue Code of 1986, as amended. As described above, the 1995 Plan has been frozen so that no further awards will be made under the 1995 Plan in the future.

    TERMS AND CONDITIONS OF OPTIONS UNDER THE 1995 PLAN

    Option grants made under the 1995 Plan are subject to such terms, including exercise price and conditions and timing of exercise, to the extent applicable, as may be determined by the 1995 Plan Committee and specified in the applicable award agreement or thereafter; PROVIDED that stock options intended to qualify as incentive stock options will be subject to terms and conditions that comply with such rules as may be prescribed by section 422 of the Code.

    TRANSFERABILITY

    Options granted under the 1995 Plan will not be transferable by an optionee, other than by will or laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee.

    AMENDMENT TO 1995 PLAN

    The Board may discontinue the 1995 Plan or amend the 1995 Plan at any time, subject to any required regulatory approval and the limitation that no amendment shall be effective unless approved by the stockholders of the Company. Any such termination or amendment must be made in accordance with applicable law and regulations at an annual or special meeting held within twelve months before or after the date of adoption of such amendment, if such amendment will (i) increase the number of Shares as to which options may be granted under the 1995 Plan, (ii) change in substance the participants who are eligible to participate in the 1995 Plan or (iii) otherwise materially increase the benefits accruing to participants under the 1995 Plan. No option granted under the 1995 Plan may be altered or impaired by any amendment to the 1995 Plan, except with the consent of the optionee.

1997 STOCK INCENTIVE PLAN

    The Company has adopted the Pathnet, Inc. 1997 Stock Incentive Plan (the "1997 Plan") which authorizes the grant of awards to participants with respect to a maximum of 3,345,635 Shares, subject to adjustment as described below. As of June 2, 1998, options to acquire an aggregate of 2,046,258 Shares have been granted under the 1997 Plan.

    PURPOSES

    The purposes of the 1997 Plan are to promote the interests of the Company and its stockholders by (i) attracting and retaining exceptional officers and other key employees, consultants and directors of the Company and its subsidiaries, (ii) motivating such individuals by means of performance-related incentives to achieve performance goals and (iii) enabling such individuals to participate in the long-term growth and financial success of the Company.

    ADMINISTRATION/ELIGIBLE PARTICIPANTS

    The 1997 Plan is administered by a committee (the "1997 Plan Committee") which shall either be the Board or a committee of two or more members of the Board designated by the Board to administer the 1997 Plan. Each such director is expected, but not required, to be a "Non-Employee Director" (within the meaning of Rule 16b-3 promulgated under the Exchange Act) and an "outside director" (within the meaning of Internal Revenue Code section 162(m)) to the extent that Rule 16b-3 and section 162(m), respectively, are applicable to the Company and the 1997 Plan. If a 1997 Plan Committee member shall fail to qualify as a Non-Employee Director or outside director, such failure will not invalidate any otherwise valid award made under the 1997 Plan.

    Any officer or other employee, director or consultant to the Company of any of its subsidiaries shall be eligible to be designated as a participant under the 1997 Plan.

    The 1997 Plan Committee has the authority to determine the participants to whom awards shall be granted under the 1997 Plan. Such committee may delegate to one or more officers of the Company the authority to grant awards to participants who are not officers or directors of the Company subject to section 16 of the Exchange Act or to "covered employees" within the meaning of section 162(m) of the Code.

    NUMBER OF SHARES AUTHORIZED UNDER THE 1997 PLAN

    The 1997 Plan authorizes the grant of awards to participants with respect to a maximum of 3,345,635 Shares, subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events. Such awards may be made in the form of (i) nonqualified stock options,
(ii) stock options intended to qualify as incentive stock options under section 422 of the Code, (iii) stock appreciation rights, (iv) restricted stock and/or restricted stock units, (v) performance awards and (vi) other stock based awards; PROVIDED that the maximum number of Shares with respect to which stock options and stock appreciation rights may be granted to any participant in the 1997 Plan in any calendar year may not exceed 1,160,000 and the maximum number of Shares which may be paid to a participant in the 1997 Plan in connection with the settlement of any award(s) designated as a performance compensation award under the 1997 Plan in respect of a single performance period shall be 1,160,000 or, in the event such performance compensation award is paid in cash, the equivalent cash value thereof. If, after the effective date of the 1997 Plan, any Shares covered by an award granted under the 1997 Plan, or to which such an award relates, are forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting), then the Shares covered by such award shall again be, or shall become, Shares with respect to which awards may be granted under the 1997 Plan.

    SUBSTITUTE AWARDS

    Awards may be made under the 1997 Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or its affiliates or a company acquired by the Company or with which the Company combines. The number of Shares underlying any such assumed or substitute awards shall be counted against the aggregate number of Shares which are available for grant under awards made under the 1997 Plan.

    TERMS AND CONDITIONS OF AWARDS UNDER THE 1997 PLAN

    Awards made under the plan shall be subject to such terms, including exercise price and a conditions and timing of exercise, to the extent applicable, as may be determined by the 1997 Plan Committee and specified in the applicable award agreement or thereafter; PROVIDED that stock options that are intended to qualify as incentive stock options will be subject to terms and conditions that comply with such rules as may be prescribed by section 422 of the Code. Payment in respect of the exercise of an option granted under the 1997 Plan may be made in cash, or its equivalent, or (i) by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months) or
(ii) subject to such rules as may be established by the 1997 Plan Committee, through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver promptly to the Company an amount equal to the aggregate exercise price, or by a combination of the foregoing, PROVIDED that the combined value of all cash and cash equivalents and the fair market value of such Shares so tendered to the Company as of the date of such tender is at least equal to the aggregate exercise price of the option.

    In addition to the foregoing, the 1997 Plan Committee shall have the discretion to designate any award as a performance compensation award. While awards in the form of stock options and stock appreciation rights are intended to qualify as "performance-based compensation" under section 162(m) of the Code provided that the exercise price or grant price, as the case may be, is established by the Committee to be equal to the fair market value per Share as of the date of grant, this form of award enables the 1997 Plan Committee to treat certain other awards under the 1997 Plan as "performance-based compensation" and thus preserve deductibility by the Company for Federal income tax purposes of such awards which are made to individuals who are "covered employees" as defined in section 162(m).

    Each performance compensation award shall be payable only upon achievement over a specified performance period of a duration of at least one year of a pre-established objective performance goal established by the 1997 Plan Committee for such period. The 1997 Plan Committee may designate one or more performance criteria for purposes of establishing a performance goal with respect to Performance Compensation Awards made under the 1997 Plan. The performance criteria that will be used to establish such performance goals will be based on attainment of specific levels of performance of the Company (or subsidiary, affiliate, division or operational unit of the Company) and will be limited to the following: return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, profit margin, earnings per Share, net earnings, operating earnings, price per Share and sales or market share.

    With regard to a particular performance period, the 1997 Plan Committee shall have the discretion, subject to the 1997 Plan's terms, to select the length of the performance period, the type(s) of performance compensation award(s) to be issued, the performance goals that will be used to measure performance for the period and the performance formula that will be used to determine what portion, if any, of the performance compensation award has been earned for the period. Such discretion shall be exercised by the 1997 Plan Committee in writing no later than 90 days after the commencement of the performance period and performance for the period shall be measured and certified by the 1997 Plan Committee upon the period's close. In determining entitlement to payment in respect of a performance compensation award, the 1997 Plan Committee may through use of negative discretion reduce or eliminate such award, provided such discretion is permitted under section 162(m) of the Code.

    TRANSFERABILITY

    Each award, and each right under any award, shall be exercisable only by the participant during the participant's lifetime, or, if permissible under applicable law, by the participant's guardian or legal representative. Except as otherwise provided in an applicable award agreement, no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any affiliate; PROVIDED that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. Notwithstanding the foregoing, the 1997 Plan Committee has the discretion under the 1997 Plan to provide that options granted under the 1997 Plan that are not intended to qualify as incentive stock options may be transferred without consideration to certain family members or trusts, partnerships or limited liability companies whose only beneficiaries or partners are the original grantee and/or such family members.

    CHANGE OF CONTROL

    In the event of a change of control of the Company and upon the termination of an optionee's employment thereafter by the Company without cause or due to the optionee's resignation due to constructive termination, that portion, if any, of any outstanding awards then held by a participant which are unexercisable or otherwise unvested and which would otherwise have become exercisable or vested within one year following the date of such termination, will be deemed automatically exercisable or otherwise vested, as the case may be, immediately prior to termination of such optionee's employment.

    AMENDMENT TO 1997 PLAN

    The Board may amend the 1997 Plan or any portion thereof at any time; PROVIDED that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 1997 Plan and no such action that would adversely affect the rights of any participant with respect to awards previously granted under the 1997 Plan shall not that extent be effective without the participant's consent.

THE PATHNET 401(K) PLAN

    The Pathnet 401(k) Plan (the "401(k) Plan") is a defined contribution retirement benefit plan that is qualified for favorable tax treatment under
Section 401 of the Code. All employees of the Company, subject to certain regulatory qualifications, including the Named Executive Officers, who are at least 21 years of age and have completed the minimum service requirement are eligible to participate in the 401(k) Plan. The 401(k) Plan participants may defer pre-tax income by contributing to the plan up to the maximum amount permitted by law. After-tax contributions are also permitted under the 401(k) Plan. At present, the Company does not match any participant's contributions, but the Company may consider matching contribution arrangements from time to time. The amounts that are deposited into each participant's account are invested among various investment options according to the direction of the participant. Each participant's pre-tax and after-tax contributions are immediately vested and nonforfeitable. Each participant is eligible to begin receiving benefits under the 401(k) Plan on the first day of the month coincident with or following the attainment of normal retirement age. There is no provision for early retirement benefits under the 401(k) Plan.

JALKUT EMPLOYMENT AGREEMENT

    The Employment Agreement among the Company and Richard Jalkut (the "Jalkut Employment Agreement") took effect on August 4, 1997 and expires on August 4, 2000. The Jalkut Employment Agreement shall renew automatically for one year terms unless terminated by either party. Under the Jalkut Employment Agreement, Mr. Jalkut is entitled to an annual base salary of $400,000, subject to increase at the discretion of the Company. In addition, Mr. Jalkut is entitled to participate in the Company's benefit plans on the same basis as other salaried employees of the Company and on the same basis as other senior executives of the Company and is entitled to reimbursement up to a total of $50,000 per year for certain expenses.

    In addition, pursuant to the Jalkut Employment Agreement, on August 4, 1997, Mr. Jalkut received nonqualified stock options on 858,754 shares of Common Stock at an exercise price of $1.13 per share. Such options will vest ratably over three years or immediately upon completion of the Offering. Under the Jalkut Employment Agreement, under certain circumstances, upon the election of Mr. Jalkut within 10 business days after the date of termination of Mr. Jalkut's employment with the Company, the Company will be required to pay, subject to the terms of the Indenture, to Mr. Jalkut the aggregate Fair Value (as defined in the Jalkut Option Agreement) of the options then vested or held by Mr. Jalkut on the date of such termination of employment with the Company.

    The Jalkut Employment Agreement (other than certain restrictive covenants of Mr. Jalkut and certain severance obligations of the Company) may be terminated
(i) by the Company (a) without cause by giving 60 days' prior written notice or
(b) for cause upon the Board of Directors' confirmation that Mr. Jalkut has failed to cure the grounds for termination within 30 days of notice thereof and
(ii) by Mr. Jalkut (a) without cause by giving 180 days' prior written notice and (b) immediately upon a "Constructive Termination" (as defined below). The Jalkut Employment Agreement prohibits disclosure by Mr. Jalkut of any of the Company's confidential information at any time. In addition, while he is employed by the Company and for two years thereafter, Mr. Jalkut is prohibited from engaging or significantly investing in competing business activities and from soliciting any Company employee to be employed elsewhere. The Company has granted Mr. Jalkut registration rights with respect to the shares he will receive upon exercise of his options. "Constructive Termination" is defined in the Jalkut Employment Agreement to mean the occurrence, without Mr. Jalkut's prior written consent, of one or more of the following events: (1) a reduction in Mr. Jalkut's then current annual base salary or the termination or material reduction of any employee benefit or perquisite enjoyed by him (other than as part of an across-the-board reduction applicable to all executive officers of Pathnet); (2) the failure to elect or reelect Mr. Jalkut to the position of chief executive officer or removal of him from such position; (3) a material diminution in Mr. Jalkut's duties or the assignment to Mr. Jalkut of duties which are materially inconsistent with his duties or which materially impair Mr. Jalkut's ability to function as the chief executive officer of Pathnet; (4) the failure to continue Mr. Jalkut's participation in any incentive compensation plan unless a plan providing a substantially similar opportunity is substituted, or under certain other limited circumstances; or (5) the relocation of Pathnet's principal office, or Mr. Jalkut's own office location as assigned to him by Pathnet, to a location more than 50 miles from Washington, D.C.

OTHER AGREEMENTS

    Messrs. Schaeffer, Lubin, Daigle, Brooks, Bennis and Smedberg have entered into Employee Agreements Regarding Non-Disclosure, Assignment of Inventions and Non-Competition with the Company in which such officers agreed (i) not to disclose any of the Company's confidential and proprietary information to third parties, (ii) to assign all work products to the Company as "works for hire," and (iii) not to compete against the Company for a two-year period following the termination of the respective officer's employment with the Company.

    In exchange for the non-compete covenant and a restriction on soliciting any employee of the Company to be employed elsewhere, the Company has agreed to pay Mr. Bennis a severance payment in the aggregate amount of $275,000 paid over one year if his employment with the Company is terminated.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SERIES A PURCHASE AGREEMENT

    Pursuant to an Investment and Stockholders' Agreement, dated as of August 28, 1995 (the "Series A Purchase Agreement"), by and among the Company and Spectrum Equity Investors, L.P., New Enterprise Associates VI, Limited Partnership, Onset Enterprise Associates II, L.P., IAI Investment Funds VIII, Inc., Thomas Domencich, Dennis R. Patrick and the Corman Foundation Incorporated, (together, the "Series A Purchasers") and David Schaeffer, the Series A Purchasers made their initial investments in the Company. The Series A Purchasers (i) agreed, subject to the satisfaction of certain conditions, to purchase in the aggregate 1,000,000 shares of Series A Preferred Stock for an aggregate purchase price of $1.0 million, (ii) purchased 500,000 shares of such 1,000,000 shares of Series A Preferred Stock for an aggregate purchase price of $500,000 and (iii) agreed to make available to the Company, under certain circumstances, bridge loans in an aggregate principal amount of $500,000 (the "Bridge Loan Commitment"). Pursuant to Amendment No. 1 to the Investment and Stockholders' Agreement, dated as of February 8, 1996, the Series A Purchasers purchased the remaining 500,000 shares of Series A Preferred Stock for an aggregate purchase price of $500,000. Pursuant to Amendment No. 2 to the Investment and Stockholders' Agreement dated as of August 2, 1996, the Series A Purchasers, among other things, increased the amount of the Bridge Loan Commitment to an aggregate principal amount of $700,000 and advanced such amount to the Company, such loans being evidenced by bridge loan notes (collectively, the "Bridge Loan Notes"). The Bridge Loan Notes carried an interest rate of 12% per annum and were due and payable in full on the earlier to occur of the first anniversary of the issuance of the Bridge Loan Notes or the closing date of the Company's next equity financing. The Bridge Loan Notes were to be convertible into any future equity security issued by the Company at 73% of the price to be paid for such security by other investors. In addition, the Series A Purchasers agreed to make available to the Company, upon the occurrence of certain events, additional bridge loans in an aggregate principal amount of $300,000 (the "Additional Bridge Loan Commitment").

SERIES B PURCHASE AGREEMENT

    The Company, each of the Series A Purchasers and several additional purchasers (together, the "Series B Purchasers") and Mr. Schaeffer entered into an Investment and Stockholders' Agreement, dated as of December 23, 1996 (the "Series B Purchase Agreement"), pursuant to which, among other things, the Series B Purchasers agreed to acquire in the aggregate 1,651,046 shares of Series B Preferred Stock for an aggregate purchase price of $5.0 million. Of these amounts, 609,756 shares of Series B Preferred Stock were purchased on December 23, 1996, for an aggregate purchase price of $2.0 million. In addition, the $700,000 principal amount of Bridge Loan Notes, plus $33,367 of accrued interest, were converted into 306,242 shares of Series B Preferred Stock. At the same time, the Series A Purchasers paid $300,000 representing the committed but undrawn portion of the Additional Bridge Loan commitment to the Company for the sale of 125,292 shares of Series B Preferred Stock. The Series B Purchasers purchased the remaining 609,756 shares of Series B Preferred Stock subject to the Series B Purchase Agreement for $2.0 million on June 18, 1997. See Note 5 to the financial statements included elsewhere in this Prospectus.

SERIES C PURCHASE AGREEMENT

    The Company, the Series A Purchasers, the Series B Purchasers and one additional purchaser (together the "Series C Purchasers") and Mr. Schaeffer entered into the Investment and Stockholders' Agreement, dated October 31, 1997, as amended (the "Investment and Stockholders' Agreement"), pursuant to which, among other things, the Series C Purchasers agreed to acquire 2,819,549 shares of Series C Preferred Stock for an aggregate purchase price of $30.0 million. The Series C Purchasers purchased 939,850 shares of Series C Preferred Stock for an aggregate purchase price of $10.0 million on October 31, 1997, and purchased an additional 1,879,699 shares of Series C Preferred Stock for an aggregate purchase price of $20.0 million simultaneously with the closing of the Debt Offering. In connection with the Investment and Stockholders' Agreement, the Company, the holders of Preferred Stock (collectively, the "Investors") and Mr. Schaeffer agreed to amend and restate, in part, the Series A Purchase Agreement, Amendment No. 1 to the Series A Purchase Agreement, Amendment No. 2 to the Series A Purchase Agreement, Amendment No. 3 to the Series A Purchase Agreement and the Series B Purchase Agreement. These amendments restated the provisions of such agreements relating to affirmative and negative covenants, transfer restrictions, rights to purchase and registration rights. These sections of each of the Series A Purchase Agreement, the amendments thereto, and the Series B Purchase Agreement were similar in all material respects. In order to remove any doubt as to this fact, to simplify matters and for convenience (to have in one agreement the material provisions that survive the purchase and sale of the Series Preferred Stock and the closing of an initial public offering such as the Offering), the aforementioned sections were amended and restated in the Investment and Stockholders' Agreement. See "--Investment and Stockholders' Agreement."

TERMS OF THE SERIES PREFERRED STOCK

    Each share of Series Preferred Stock will automatically be converted into Common Stock immediately upon the closing of a qualified public offering of capital stock of the Company. The Offering is a qualified public offering and, upon the closing of the Offering, all of the outstanding shares of Series Preferred Stock will automatically convert into an aggregate of 15,864,716 shares of Common Stock.

    Each share of Series A, Series B and Series C Preferred Stock entitles its holder to a number of votes equal to the number of shares of Common Stock into which such share of Series A, Series B or Series C Preferred Stock is convertible. With respect to the Board of Directors of the Company, prior to completion of a qualified public offering (such as the Offering) (i) the holders of Series A Preferred Stock are entitled to vote separately as a class to elect two directors of the Company (the "Series A Investor Directors"), (ii) the holders of Series B Preferred Stock are entitled to vote separately as a class to elect one director (the "Series B Investor Director"), (iii) the holders of the Series C Preferred Stock are entitled to vote separately as a class to elect one director (the "Series C Investor Director"), (iv) the holders of Common Stock are entitled to vote separately as a class to elect two directors (the "Common Stock Directors"), (v) the chief executive officer (the "CEO") of the Company is appointed by the affirmative vote of the Common Stock Directors and the Series A Investor Directors, Series B Investor Director and Series C

Investor Director, voting together, and (vi) the CEO will be elected to the Board of Directors of the Company by the holders of Common Stock and Series Preferred Stock, voting together.

    The holders of the Series Preferred Stock are entitled to receive dividends in preference to and at the same rate as dividends are paid with respect to the Common Stock. In the event of any liquidation, dissolution, winding up or deemed liquidation of the Company, whether voluntary or involuntary, each holder of a share of Series Preferred Stock outstanding is entitled to be paid before any payment may be made to the holders of any class of Common Stock or any stock ranking on liquidation junior to the Series Preferred Stock, an amount, in cash, equal to the original purchase price paid by such holder, appropriately adjusted for stock splits, stock dividends and the like, plus any declared but unpaid dividends.

    The liquidation preferences of the outstanding shares of Series A, Series B and Series C Preferred Stock were $1,000,000, $5,033,367, and $10,000,054, respectively, as of March 31, 1998. In the event the assets of the Company are insufficient to pay liquidation preference amounts, all of the assets available for distribution shall be distributed to each holder of Series Preferred Stock PRO RATA in proportion to the number of shares of Series Preferred Stock held by such holder.

    Shares of the Series Preferred Stock may be converted at any time, at the option of the holder, into shares of Common Stock. All of the outstanding Series Preferred Stock will automatically be converted into Common Stock immediately upon the closing of the Offering. The number of shares of voting Common Stock to be received upon conversion is subject to adjustment in the event of stock dividends and subdividends, certain combinations of Common Stock, and certain issuances of Common Stock and of securities convertible into Common Stock that have a dilutive effect.

INVESTMENT AND STOCKHOLDERS' AGREEMENT

    Pursuant to the terms of the Investment and Stockholders' Agreement, the Investors and Mr. Jalkut are entitled to certain registration rights with respect to securities of the Company. On any three occasions, the holders of a majority of the securities registrable under the terms of the Investment and Stockholders' Agreement ("Registrable Securities") may require the Company to effect a registration under the Securities Act of their Registrable Securities, subject to the Company's right to defer such registration for a period of up to 60 days. In addition, if the Company proposes to register securities under the Securities Act (other than a registration relating either to the sale of securities to employees pursuant to a stock option, stock purchase or similar plan or a transaction under Rule 145 of the Securities Act), then any of the holders of Registrable Securities have the right (subject to certain cut-back limitations) to request that the Company register such holder's Registrable Securities. All registration expenses of the Investors (exclusive of underwriting discount and commissions) up to $60,000 per offering will be borne by the Company. The Company has agreed to indemnify the Investors against certain liabilities in connection with any registration effected pursuant to the foregoing terms, including liabilities arising under the Securities Act.

LEASE FROM THE KENILWORTH PARTNERSHIP

    The Company has entered into the Headquarters Lease for approximately 15,000 square feet of office space from the Kenilworth Partnership, a general partnership of which David Schaeffer, Chairman of the Company, is general partner. The rental rate is approximately $20 per square foot, plus fees to cover the Company's proportional share of real estate taxes and insurance premiums relating to the building. The Headquarters Lease expires on August 31, 1999 and may be renewed at the option of the Company for two additional one-year periods on the same terms and conditions. Rent paid to the Kenilworth Partnership during the year ended December 31, 1997, was approximately $60,980. Management believes that the terms and conditions of the Headquarters Lease are at least as favorable to the Company as those which the Company could have received from an unaffiliated third party.

PAYMENT OF ADVISORY FEE

    In connection with the placement of the Company's Series A Preferred Stock, Crestar Securities Corporation, a subsidiary of Crestar Financial Corporation of which Mr. Prins served as Senior Vice President and Managing Director at the time, received an advisory fee of $60,000 from the Company in 1995.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information concerning beneficial ownership of the capital stock of the Company as of June 2, 1998 on a pro forma basis after giving effect to the Offering and the Preferred Stock Conversion, by
(i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding capital stock of the Company, (ii) each director of the Company, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares shown as beneficially owned by them.


                                                                                           BENEFICIAL OWNERSHIP
                                                                                              OF COMMON STOCK
                                                                                         AFTER THE PREFERRED STOCK
                                                                                           CONVERSION AND AFTER
                                                                                              THE OFFERING(1)
                                                                                       -----------------------------
                                                                                       TOTAL SHARES   PERCENTAGE(2)
                                                                                       ------------  ---------------
Spectrum Equity Investors, L.P. (3)..................................................     3,773,581          16.1%
Spectrum Equity Investors II, L.P. (3)...............................................     1,363,406           5.8
New Enterprise Associates VI, Limited Partnership (4)................................     2,581,065          11.0
Onset Enterprise Associates II, L.P. (5).............................................     1,803,648           7.7
Toronto Dominion Capital (U.S.A.) Inc. (6)...........................................     1,890,646           8.1
Grotech Partners IV, L.P. (7)........................................................     1,890,646           8.1
David Schaeffer (8)..................................................................     3,330,413          13.9
Richard A. Jalkut (9)................................................................       858,754           3.5
Kevin J. Maroni (10).................................................................     5,136,987          21.9
Peter J. Barris (11).................................................................     2,581,065          11.0
Richard K. Prins (12)................................................................        70,731         *
Patrick J. Kerins (13)...............................................................     1,890,646           8.1
Stephen A. Reinstadtler (14).........................................................     1,890,646           8.1
Michael A. Lubin (15)................................................................       117,885         *
David J. Daigle (16).................................................................       176,831         *
Michael L. Brooks (17)...............................................................        35,363         *
William R. Smedberg, V (18)..........................................................        21,217         *
All Directors and Officers
  as a Group (8)(9)(10)(11)(12)(13)(14)(15)(16)(17)(18)(19)..........................    14,747,129          58.6


------------------------

*   Less than 1%.

(1) Includes shares of Common Stock issuable upon the exercise or conversion of options, warrants and convertible securities, if exercisable or convertible within 60 days.

(2) The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversions of all outstanding options, warrants and convertible securities held by such person, entity or group which are exercisable or convertible within 60 days, but not the exercise or conversion of options, warrants and convertible securities held by others shown in the table.

(3) The address for Spectrum is One International Place, Boston, MA 02110.

(4) The address for NEA is 1119 Saint Paul Street, Baltimore, MD 21202.


(5) The address for Onset Enterprise Associates II, L.P. is 8911 Capital of Texas Highway, Austin, TX 78759.


(6) The address for Toronto Dominion Capital (U.S.A.) Inc. is 31 West 52nd Street, New York, NY 10019.

(7) The address for Grotech Partners IV, L.P. is 9690 Deereco Road, Timonium, MD 21093.

(8) Includes 430,413 shares of Common Stock that can be acquired through options exercisable within 60 days of June 2, 1998.

(9) Includes 858,754 shares of Common Stock that can be acquired through options exercisable within 60 days of June 2, 1998.


(10) Includes 5,136,987 shares owned by Spectrum Equity Investors, L.P. and Spectrum Equity Investers II, L.P. Mr. Maroni, who is a limited partner of the general partner of Spectrum Equity Investors, L.P. and a general partner of the general partner of Spectrum Equity Investors II, L.P., disclaims beneficial ownership of the shares owned by Spectrum Equity Investors, L.P. and Spectrum Equity Investors II, L.P.


(11) Includes 2,581,065 shares owned by New Enterprise Associates VI, Limited Partnership. Mr. Barris, who is general partner of the general partner of New Enterprise Associates VI, Limited Partnership, disclaims beneficial ownership of the shares owned by New Enterprise Associates VI, Limited Partnership.

(12) Includes 70,731 shares of Common Stock that can be acquired through options exercisable within 60 days of June 2, 1998.

(13) Includes 1,890,646 shares owned by Grotech Partners IV, L.P. Mr. Kerins, Managing Director of the general partner of Grotech Partners IV, L.P., disclaims beneficial ownership of the shares owned by Grotech Partners IV, L.P.

(14) Includes 1,890,646 shares owned by Toronto Dominion Capital (U.S.A.) Inc. Mr. Reinstadtler, Vice President and Director of Toronto Dominion Capital (U.S.A.) Inc., disclaims beneficial ownership of the shares owned by Toronto Dominion Capital (U.S.A.) Inc.

(15) Includes 117,885 shares of Common Stock that can be acquired through currently exercisable options, but excludes outstanding options to purchase 23,580 shares of Common Stock which are not exercisable within sixty days of June 2, 1998.

(16) Includes 176,831 shares of Common Stock that can be acquired through currently exercisable options, but excludes outstanding options to purchase 35,365 shares of Common Stock which are not exercisable within sixty days of June 2, 1998.

(17) Includes 35,363 shares of Common Stock that can be acquired through currently exercisable options, but excludes outstanding options to purchase 35,368 shares of Common Stock which are not exercisable within sixty days of June 2, 1998.

(18) Includes 21,217 shares of Common Stock that can be acquired through currently exercisable options, but excludes outstanding options to purchase 42,438 shares of Common Stock which are not exercisable within sixty days of June 2, 1998.

(19) Excludes outstanding options to purchase 362,500 shares of Common Stock held by Mr. Bennis, which are not exercisable within sixty days of June 2, 1998.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARY OF THE OUTSTANDING CAPITAL STOCK OF THE COMPANY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND THE COMPANY'S BYLAWS, COPIES OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. SEE "AVAILABLE INFORMATION."

GENERAL


    Upon completion of the Transactions and the Offering, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Of such authorized shares, (i) 23,454,574 shares of Common Stock will be issued and outstanding, (ii) no shares of Preferred Stock will be issued and outstanding, (iii) warrants to purchase 1,116,500 shares of Common Stock will be issued and outstanding and (iv) 495,123 shares and 3,345,635 shares of Common Stock will be reserved for issuance in connection with the 1995 Plan and the 1997 Plan, respectively. Stock options to purchase 495,123 shares and 2,046,258 shares of Common Stock under the 1995 Plan and the 1997 Plan, respectively, will be issued and outstanding.


    Prior to the Offering, there has been no public market for the Common Stock. See "Risk Factors-- Absence of Prior Public Market; Possible Volatility of Stock Price."

COMMON STOCK

    VOTING RIGHTS. The Company's Certificate of Incorporation provides that holders of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The stockholders are not entitled to vote cumulatively for the election of directors.

    DIVIDENDS. Subject to the preferential rights of holders of Preferred Stock, if any, the holders of shares of Common Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Company which are legally available therefor, dividends payable either in cash, in property or in shares of capital stock. Under Delaware law, a corporation may declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on the distribution of assets. See "Dividend Policy."

    LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment of debts and other liabilities of the Company and after distribution in full of the preferential amounts, if any, to be distributed to holders of shares of Preferred Stock, unless otherwise required by law, holders of shares of Common Stock will be entitled to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders in proportion to the number of shares of Common Stock held by them.

    OTHER RIGHTS. Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. Subject to any rights of the holders of any Preferred Stock that may be issued subsequent to the Offering, all holders of Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No shares of Common Stock are subject to conversion, redemption or a sinking fund. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

    TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

    The Company's Board of Directors (or a committee thereof) is authorized to issue, without further authorization from stockholders, up to 10,000,000 shares of Preferred Stock in one or more series and to determine, at the time of creating each series, the distinctive designation of, and the number of shares in, the series, its dividend rate, the number of votes, if any, for each share of such series, the price and terms on which such shares may be redeemed, the terms of any applicable sinking fund, the amount payable upon liquidation, dissolution or winding up, the conversion rights, if any, and such other rights, preferences and priorities of such series as the Board of Directors (or a committee thereof) may be permitted to fix under the laws of the State of Delaware as in effect at the time such series is created. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS


    In connection with the Debt Offering, the Company issued 350,000 Warrants, each entitling the owner thereof to purchase 3.19 shares of Common Stock at an exercise price of $0.01 per share. The Warrants were issued pursuant to a Warrant Agreement dated as of April 8, 1998 (the "Warrant Agreement"), between the Company and The Bank of New York, as Warrant Agent, and are scheduled to expire on April 15, 2008 (the "Expiration Date"). The Warrants are not tradeable separately from the Notes until the earliest of (the "Separability Date") (i) October 5, 1998, (ii) the date on which a registration statement with respect to an exchange offer for the Notes or covering the sale by holders of the Notes is declared effective under the Securities Act; (iii) the occurrence of an Exercise Event (as defined below); (iv) the occurrence of an Event of Default under the indenture or (v) such earlier date as determined by Merrill Lynch & Co. in its sole discretion. The Warrants may be exercised on the first day on or after the Separability Date that any of the following occurs (each, an "Exercise Event"):
(i) a change of control with respect to the Company; (ii)(a) the 180th day (or such earlier date as may be determined by the Company in its sole discretion) following the consummation of the Offering or (b) upon the consummation of the Offering, but only in respect of Warrants, if any, required to be exercised to permit the holders thereof to sell shares issued upon the exercise of the Warrants pursuant to their registration rights; or (iii) a class of equity securities of the Company is listed on a national securities exchange or authorized for quotation on the Nasdaq National Market or is otherwise subject to registration under the Exchange Act (as will be the case upon completion of the Offering); or (iv) April 8, 2000.


    A majority of the holders of the Warrants or other equity securities issued or issuable with respect to the Warrants (the "Registrable Warrant Securities") may require the Company to effect a demand registration of the Warrants, the shares of Common Stock issuable upon exercise of the Warrants or the Registrable Warrant Securities (the "Subject Equity") following an Exercise Event and the completion of the Offering. This demand registration right is subject to the "lock-up" or "black-out" periods, if any, imposed upon the Company in connection with any underwriting or purchase agreement relating to an underwritten Rule 144A or registered public offering of Common Stock. In connection with this Offering, the Company will be subject to a 180-day "lock-up" period. See "Underwriters." In addition, holders of Registrable Warrant Securities have the right to include the Registrable Warrant Securities in a registration statement under the Securities Act filed by the Company for its own account or for the account of any of its security holders, subject to certain customary cut-back limitations. Under certain circumstances, if certain specified holders of Common Stock described in the indenture (the "Permitted Holders") or their affiliates transfer or sell shares of Common Stock or certain other equity securities of the Company in a transaction resulting in a change of control of the Company, the holders of Subject Equity will have the right to require the purchasers thereof to purchase the Subject Equity. In addition, under certain circumstances, the Permitted Holders or their affiliates can require holders of Subject Equity to sell such securities in the event that such Permitted Holders or their affiliates transfer or sell all of their equity securities of the Company to a non-affiliate in a transaction resulting in a change of control of the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION
  AND BYLAWS

    Certain provisions of the Certificate of Incorporation and Bylaws of the Company summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer to takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in the receipt of a premium over the market price for the shares held by stockholders.

    CLASSIFIED BOARD OF DIRECTORS. The Certificate of Incorporation and the Bylaws provide that the Board of Directors shall be divided into three classes of directors serving staggered three-year terms. Notwithstanding the foregoing, the term of any director who is also an officer of the Company shall automatically end if he or she ceases to be an employee of the Company. As a result, approximately one-third of the Board of Directors will be elected each year. Moreover, under DGCL, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the Bylaws authorizing only the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

    SPECIAL MEETING OF STOCKHOLDERS. The Certificate of Incorporation and the Bylaws provide that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board of Directors or the President. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

    STOCKHOLDER ACTION BY WRITTEN CONSENT. The Certificate of Incorporation and the Bylaws provide that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to the nominate candidates of election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the meeting; PROVIDED, HOWEVER, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public discourse was made. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

LIMITATION OF DIRECTORS' LIABILITY

    The Company has included in its Certificate of Incorporation provisions to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages from a director resulting from breaches of fiduciary duty (including breaches resulting from grossly negligent behavior). This provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL concerning the unlawful payment of dividends or stock redemptions or repurchases or for any transaction from which the director derived an improper personal benefit. However, these provisions will not limit the liability of the Company's Directors under Federal securities laws. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

SECTION 203 OF THE DELAWARE LAW

    Section 203 of the DGCL prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless (i) prior to such time, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Board of Directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding for this purpose certain shares owned by persons who are directors and also officers of the corporation and by certain employee benefit plans) or (iii) at or subsequent to such time the business combination is approved by the Board of Directors of the corporation and by the affirmative vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. For the purposes of
Section 203, a "business combination" is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the immediately preceding three years did own) 15% or more of the corporation's voting stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR NOTES

    THE FOLLOWING SUMMARY OF THE MATERIAL TERMS OF THE INDENTURE GOVERNING THE NOTES DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PROVISIONS OF SUCH INDENTURE, A COPY OF WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

    On April 8, 1998, the Company issued 350,000 Units consisting of the Notes and the Warrants. Concurrently with this Offering, the Company will offer to exchange up to $350.0 million aggregate principal amount of its 12 1/4% Senior Notes due 2008 (the "New Notes") for a like principal amount of its outstanding Notes. The New Notes will be issued pursuant to, and entitled to the benefits of, the Indenture, dated as of April 8, 1998, between the Company and The Bank of New York, as trustee (the "Trustee"), governing the Notes. The Notes and New Notes outstanding under the Indenture at any time are referred to collectively herein as the "Notes."

    The Notes will mature on April 15, 2008 and all outstanding principal will be repayable on maturity. Interest on the Notes accrues at the rate of 12 1/4% per annum and is payable semiannually in arrears on April 15 and October 15 of each year, commencing October 15, 1998.

    The Company used $81.1 million of the net proceeds of the issuance and sale of the Notes to purchase the Pledged Securities (in such amount as will be sufficient to provide for payment in full of the first four interest payments due on the Notes) which are pledged as security for payment of the principal and interest due on the Notes. Except for the pledge by the Company of the Pledged Securities, the Notes are general unsecured obligations of the Company and rank equally in right of payment to all existing and future unsecured debt of the Company that is not subordinated to the Notes by its express terms. The Notes rank senior in right of payment to any and all existing and future debt of the Company subordinated in right of payment to the Notes. The Notes are redeemable for cash at any time on or after April 15, 2003 at the option of the Company, in whole or in part, at certain redemption prices set forth in the Indenture. In addition, upon the occurrence of a "Change of Control" (as defined in the Indenture) each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof.

    The Indenture contains numerous affirmative and negative covenants that restrict the activities of the Company in many respects. Among other things, the Indenture includes covenants with respect to the following: (i) a limitation on debt, (ii) a limitation on restricted payments, (iii) a limitation on issuances and sales of capital stock of certain subsidiaries, (iv) a limitation on transactions with affiliates, (v) a limitation on liens, (vi) a limitation on issuances of certain guarantees by and debt securities of, certain subsidiaries,
(vii) a limitation of sale of assets, and (viii) a limitation on dividend and other payment restrictions affecting certain subsidiaries.

    The rights of the holders of the Notes may be modified or amended by a supplemental indenture entered into by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Notes. Certain modifications or amendments, however, require the consent of the holder of each outstanding Note affected thereby.

OTHER

    In addition, the Company is currently exploring several equipment financing and other financing alternatives. Although the Company has received commitments (subject to definitive documentation) from prospective lenders in connection with two such proposed financing facilities, the Company has not, as of the date of this Prospectus, decided to enter into any particular proposed facility.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have outstanding 23,454,574 shares of Common Stock. Of these shares, the 4,687,500 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased or acquired by an "affiliate" of the Company (as that term is defined under the rules and regulations promulgated the Securities Act), which shares will be subject to the resale limitations of Rule 144. Substantially all of the remaining 18,767,074 outstanding shares of Common Stock will be "restricted securities," as that term is defined in Rule 144, that may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained under Rule 144.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including a person who may be deemed to be an affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company (2,345,457 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which a notice of sale is filed with the Commission. A person (or persons whose shares are aggregated) who is not an "affiliate" at any time during the 90 days preceding a sale is entitled to sell such shares under Rule 144, commencing two years after the date such shares were acquired from the Company or an affiliate of the Company, without regard to the volume limitations described above. Sales under Rule 144 are subject to certain other restrictions relating to the manner of sale, notice and the availability of current public information about the Company.

    Subject to the lock-up arrangements described below, 7,688,028 shares of Common Stock owned by the Original Investors will be eligible for sale in the public market subject to the volume and other limitations described above because the Original Investors will be deemed to have held such shares for more than one year. The Company's directors and executive officers and certain other stockholders of the Company, including the Original Investors, have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or transfer, lend dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or
(ii) enter into any swap or other agreement or any transaction that transfers to another, in whole or in part, the economic consequence of ownership of the Common Stock whether any transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See "Underwriters."

    Pursuant to the Investment and Stockholders' Agreement, the Company has granted certain stockholders, including the Original Investors and Mr. Jalkut, demand and piggy-back registration rights. See "Certain Relationships and Related Transactions--Investment and Stockholders' Agreement."


    In connection with the Debt Offering, the Company issued Warrants to purchase an aggregate of 1,116,500 shares of Common Stock. The Warrants will become exercisable upon completion of the Offering and the shares of Common Stock issued upon exercise of the Warrants (the "Warrant Shares") will be "restricted securities" under Rule 144. Pursuant to a registration rights agreement (the "Warrant Registration Rights Agreement"), upon completion of the Offering the holders of a number of Registrable Warrant Securities equivalent to at least a majority of the Warrant Shares subject to the Warrants originally issued at the time of the Debt Offering will be entitled to require the Company to effect one registration under the Securities Act, subject to certain limitations. This demand registration right is subject to the "lock-up" or "black-out" periods, if any, imposed upon the Company in connection with any underwriting or purchase agreement relating to an underwritten Rule 144A or registered public offering of Common

Stock. In connection with this Offering, the Company will be subject to a 180-day "lock-up" period. See "Underwriters." As a result, the holders of the Warrants will not be able to exercise their demand registration rights for a period of 180 days following the closing of this Offering. The shares issuable upon exercise of the Warrants, however, will be eligible for sale in private transactions exempt from the registration requirements of the Securities Act. Holders of Registrable Warrant Securities will also have the right to piggy-back on registration statements filed by the Company under the Securities Act, subject to certain limitations.


    In addition, an aggregate of 3,840,758 shares of Common Stock have been reserved for issuance to employees, officers and directors of the Company upon exercise of stock options, of which options for 2,541,381 shares of Common Stock are outstanding as of June 2, 1998. The Company anticipates filing a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock issuable or reserved for future issuance under the 1995 Plan and the 1997 Plan. Shares purchased upon exercise of options granted pursuant to the 1995 Plan and the 1997 Plan generally will, therefore, be available for resale in the public market to the extent the lock-up arrangements with the Underwriters have expired, except that any such shares issued to affiliates are subject to the volume limitations and certain other restrictions of Rule 144. See "Management--1995 Stock Option Plan" and "--1997 Stock Incentive Plan."

    Prior to the Offering, there has been no public market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that the sale or availability for sales of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of significant amounts of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Bear, Stearns International Limited, Lehman Brothers International (Europe) and J.P. Morgan Securities Ltd. are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                                                       NUMBER OF
NAME                                                                                                     SHARES
-----------------------------------------------------------------------------------------------------  ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated..................................................................
  Bear, Stearns & Co. Inc. ..........................................................................
  Lehman Brothers Inc. ..............................................................................
  J.P. Morgan Securities Inc. .......................................................................
                                                                                                       ----------
    Subtotal.........................................................................................   3,750,000

International Underwriters:
  Morgan Stanley & Co. International Limited.........................................................
  Bear, Stearns International Limited................................................................
  Lehman Brothers International (Europe).............................................................
  J.P. Morgan Securities Ltd. .......................................................................
                                                                                                       ----------
    Subtotal.........................................................................................     937,500
                                                                                                       ----------

      Total..........................................................................................   4,687,500
                                                                                                       ----------
                                                                                                       ----------

    The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives", respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by the counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters, over-allotment option described below) if any such shares are taken.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or

Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

    Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $    a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $     a
share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 703,125 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

    The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

    At the request of the Company, the Underwriters have reserved approximately 234,375 shares of Common Stock, representing 5% of the Shares to be sold in the Offering, for sale to certain of its employees, officers and directors and certain other persons at the public offering price set forth on the cover page hereof. If such shares are not so sold to such persons, they will be sold to the public.

    Application has been made for quotation of the Shares on the Nasdaq National Market under the symbol "PTNT".

    Each of the Company and the directors, executive officers and certain other stockholders of the Company, including the Original Investors, have agreed that, without prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or
(ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the grant of options pursuant to and on the same or similar terms as, employee benefit plans existing on the date of this Prospectus and the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus or upon the exercise of options granted after the date of this Prospectus under employee benefit plans existing on the date of this Prospectus or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed

Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICE OF THE OFFERING

    Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, the progress that the Company has made in recent periods toward the achievement of aspects of its business plan, the projected cash flow of the Company and certain comparative financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

    The following is a general discussion of certain U.S. Federal income and estate tax consequences of the ownership and disposition of Common Stock by a "Non-United States Holder." A "Non-United States Holder" is a person or entity that, for U.S. Federal income tax purposes, is (i) a non-resident alien individual, (ii) a foreign corporation or partnership, or (iii) a non-resident fiduciary of a foreign estate or trust.

    This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of U.S. Federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

    PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES TO THEM OF HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

    Subject to the discussion below, dividends paid to a Non-United States Holder of Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the dividend is effectively connected with the conduct of a trade or business within the United States, or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder and the Non-United States Holder provides the payor with proper documentation (generally, Form 4224). In order to claim the benefit of an applicable tax treaty rate, a Non-United States Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty. Under United States Treasury regulations currently in effect, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to the address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted (the "address rule"). However, on October 6, 1997, the U.S. Treasury Department issued final regulations on withholding of income tax payments to foreign persons, effective January 1, 2000, which will abolish the address rule for purposes of claiming a reduced treaty rate. Effective January 1, 2000, a Non-United States Holder seeking a reduced rate of withholding under an income tax treaty would generally be required to provide to the Company a valid Internal Revenue Service Form W-8 certifying that such Non-United States Holder is entitled to benefits under an income tax treaty. The final regulations also provide special rules for determining whether, for purposes of assessing the applicability of an income tax treaty, dividends paid to a Non-United States Holder that is an entity should be treated as being paid to the entity itself or to the persons holding an interest in that entity. A Non-United States Holder who is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

    In the case of dividends that are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States or, if an income tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, the Non-United States Holder will generally be subject to regular U.S. income tax in the same manner as if the Non-United States Holder were a United States resident. A Non-United States corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the Non-United States corporation's "effectively connected earnings and profits," subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-United States Holder generally will not be subject to U.S. Federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such Non-United States Holder in the U.S., (ii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the U.S. for 183 or more days in the taxable year of the disposition and either (a) such individuals have a "tax home" (as defined for United States Federal income tax purposes) in the U.S., or (b) the gain is attributable to an office or other fixed place of business maintained by such individuals in the U.S., (iii) the Non-United States Holder is subject to tax, pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates whose loss of U.S. citizenship had as one of its principal purposes the avoidance of U.S. taxes, or (iv) the Company is or has been a "United States real property holding corporation" within the meaning of section 897(c)(2) of the Code and, assuming that the Common Stock is regularly traded on an established securities market for tax purposes, the Non-United States Holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of the outstanding Common Stock. Based upon its current and anticipated assets, the Company believes that it is not a United States real property holding corporation. However, since the determination of United States real property holding corporation status in the future will be based upon the composition of the assets of the Company from time to time and there are uncertainties in the application of certain relevant rules, there can be no assurance that the Company will not become a United States real property holding corporation in the future.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

    Under United States Treasury regulations, the Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-United States Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder is a resident under the provisions of an applicable income tax treaty or agreement.

    United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (i) dividends paid to Non-United States Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or
(ii) under current law, dividends paid to a Non-United States Holder at an address outside of the United States. However, under final United States Treasury regulations, effective as of January 1, 2000, a Non-United States Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

    Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

    The payment of the proceeds of the disposition of Common Stock to or through the U.S. office of a broker is subject to information reporting unless the disposing holder, under penalty of perjury, certifies its Non-United States status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a Non-United States office of a Non-United States broker. However, information reporting requirements (but probably, prior to January 1, 2000, not backup withholding) will apply to a payment of disposition proceeds outside the U.S. if (A) the payment is made through an office outside the U.S. of a broker that is either
(i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.,
(iii) a "controlled foreign corporation" for U.S. Federal income tax purposes, or (iv) effective January 1, 2000, but probably not prior to such date, a foreign broker that is (1) a foreign partnership, one or more of whose partners are U.S. persons who, in the aggregate hold more than 50% of the income or capital interest in the partnership at any time during its tax year, or (2) a foreign partnership engaged at any time during its tax year in the conduct of a trade or business in the United States, and (B) the broker fails to maintain documentary evidence that the holder is a Non-United States Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withhold. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

    An individual Non-United States Holder who is treated as the owner of or has made certain lifetime transfers of an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. Federal estate tax purposes, and may be subject to U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of non-resident aliens are generally allowed a statutory credit which generally has the effect of offsetting the U.S. Federal estate tax imposed on the first $60,000 of the taxable estate.

    THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX AND FEDERAL ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The consolidated balance sheets as of December 31, 1996 and 1997 and the consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the period August 25, 1995 (date of inception) to December 31, 1995, the years ended December 31, 1996 and 1997 and the period August 25, 1995 (date of inception) to December 31, 1997 included in this prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act, will be required to file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such information can be inspected without charge at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet Web Site (http://www.sec.gov) that will contain all information filed electronically by the Company with the Commission.

    This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (the "Registration Statement") filed by the Company with the Commission under the Securities Act, does not contain all information set forth in the Registration Statement, including the exhibits to the Registration Statement. For further information with respect to the Company and the Common Stock offered by this Prospectus, reference is made to the Registration Statement and the exhibits to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are summaries of the material terms of such contract or other document not necessarily complete, and, with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document, and each such statement is qualified in all respect by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected and copies thereof may be obtained as described in the preceding paragraph with respect to periodic reports and other information to be filed by the Company under the Exchange Act.

    The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information for so long as required by applicable law or regulation or by any securities exchange or other market upon which the Common Stock is traded.

                           FORWARD-LOOKING STATEMENTS

    This Prospectus includes "forward-looking statements," including statements which can be identified by the use of forward-looking terminology such as "believes," "anticipates," "expects," "may," "will," or "should" or the negative of such terminology or other variations on such terminology or comparable terminology, or by discussions of strategies that involve risks and uncertainties. All statements other than statements of historical facts included in this Prospectus including, without limitation, such statements under "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and located elsewhere in this Prospectus, regarding the Company or any of the transactions described in this Prospectus, including the timing, financing, strategies and effects of such transaction, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from expectations are disclosed in this Prospectus, including, without limitation, the amount of capital needed to deploy the Company's network as described in this Prospectus; the Company's substantial leverage and its need to service its indebtedness; the restrictions imposed by the Company's current and possible future financing arrangements; the ability of the Company to successfully manage the cost effective and timely completion of its network and its ability to attract and retain customers for its services; the ability of the Company to retain and attract relationships with the incumbent owners of the telecommunications assets with which the Company expects to build its network; the Company's ability to retain and attract key management and other personnel as well as the Company's ability to manage the rapid expansion of its business and operations; the Company's ability to compete in the highly competitive telecommunications industry in terms of price, service, reliability and technology; the Company's dependence on the reliability of its network equipment, its reliance on key suppliers of network equipment and the risk that its technology will become obsolete or otherwise not economically viable; the Company's ability to conduct its business in a regulated environment; and the other factors described in conjunction with the forward-looking statements in this Prospectus and/or under the caption "Risk Factors." The Company does not intend to update these forward-looking statements.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.....................................................        F-2

Consolidated Balance Sheets, as of December 31, 1996 and 1997 and March 31, 1998
  (unaudited).........................................................................        F-3

Consolidated Statements of Operations for the period August 25, 1995 (date of inception) to December 31, 1995, the years ended December 31, 1996 and 1997, the period
  August 25, 1995 (date of inception) to December 31, 1997, the three months ended
  March 31, 1997 (unaudited) and 1998 (unaudited) and the period August 25, 1995 (date
  of inception) to March 31, 1998 (unaudited).........................................        F-4

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the period
  August 25, 1995 (date of inception) to December 31, 1995, the years ended December
  31, 1996 and 1997, and the three months ended March 31, 1998 (unaudited)............        F-5

Consolidated Statements of Cash Flows for the period August 25, 1995 (date of inception) to December 31, 1995, the years ended December 31, 1996 and 1997, the period
  August 25, 1995 (date of inception) to December 31, 1997, the three months ended
  March 31, 1997 (unaudited) and 1998 (unaudited) and the period August 25, 1995 (date
  of inception) to March 31, 1998 (unaudited).........................................        F-6

Notes to Consolidated Financial Statements............................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Pathnet, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Pathnet, Inc. and its subsidiary (the Company) (A Development Stage Enterprise) at December 31, 1996 and 1997, and the results of their operations and cash flows for the period August 25, 1995 (date of inception) to December 31, 1995, the years ended December 31, 1996 and 1997 and for the period August 25, 1995 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

McLean, Virginia
February 20, 1998, except for the information in Note 9, for which the dates are April 8, 1998, April 13, 1998, May 4, 1998 and July 24, 1998, respectively.

                                 PATHNET, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          CONSOLIDATED BALANCE SHEETS

                                   ---------

                                     ASSETS


                                                                                                    PRO FORMA
                                                                                                    MARCH 31,
                                                                                     MARCH 31,         1998
                                                     DECEMBER 31,   DECEMBER 31,       1998          (NOTE 2)
                                                         1996           1997        (UNAUDITED)    (UNAUDITED)
                                                     -------------  -------------  -------------  --------------
Current assets:
  Cash and cash equivalents........................  $   2,318,037  $   7,831,384  $   4,856,610  $  282,547,705
  Prepaid expenses and other current assets........          1,695         48,571        156,716         156,716
                                                     -------------  -------------  -------------  --------------
      Total current assets.........................      2,319,732      7,879,955      5,013,326     282,704,421
Property and equipment, net........................         46,180      7,207,094      9,964,580       9,964,580
Deferred financing costs...........................             --        250,428             --      11,180,000
Restricted cash....................................             --        760,211        288,736         288,736
Pledged securities.................................             --             --             --      81,128,751
                                                     -------------  -------------  -------------  --------------
      Total assets.................................  $   2,365,912  $  16,097,688  $  15,266,642  $  385,266,488
                                                     -------------  -------------  -------------  --------------
                                                     -------------  -------------  -------------  --------------

                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable.................................  $     114,799  $   5,592,918  $   7,280,298  $    7,280,298
  Accrued expenses.................................         30,217             --        257,334         257,334
  Deferred revenue.................................             --        300,000        200,000         200,000
                                                     -------------  -------------  -------------  --------------
      Total current liabilities....................        145,016      5,892,918      7,737,632       7,737,632
  Notes payable....................................             --             --             --     345,905,000
                                                     -------------  -------------  -------------  --------------
      Total liabilities............................        145,016      5,892,918      7,737,632     353,642,632
Series A convertible preferred stock, $0.01 par
  value, 1,000,000 shares authorized, issued and
  outstanding at December 31, 1996 and 1997, and
  March 31, 1998, respectively (liquidation
  preference $1,000,000)...........................      1,000,000      1,000,000      1,000,000              --
Series B convertible preferred stock, $0.01 par
  value, 1,651,046 shares authorized; 1,041,290,
  1,651,046 and 1,651,046 shares issued and
  outstanding at December 31, 1996 and 1997 and
  March 31, 1998, respectively (liquidation
  preference $5,033,367)...........................      3,008,367      5,008,367      5,008,367              --
Series C convertible preferred stock, $0.01 par
  value, 2,819,549 shares authorized; 939,850
  shares issued and outstanding at December 31,
  1997 and March 31, 1998, respectively
  (liquidation preference $10,000,054).............             --      9,961,274      9,961,274              --
                                                     -------------  -------------  -------------  --------------
      Total convertible preferred stock............      4,008,367     15,969,641     15,969,641              --
                                                     -------------  -------------  -------------  --------------

Commitments and contingencies

Stockholders' equity (deficit):
  Voting common stock, $0.01 par value, 7,500,000
     shares authorized at December 31, 1996 and
     1997 and 10,200,000 shares authorized at March
     31, 1998; 2,900,000, 2,900,000 and 2,902,358
     shares issued and outstanding at December 31,
     1996 and 1997 and March 31, 1998,
     respectively..................................         29,000         29,000         29,024         187,671
  Note receivable from stockholder.................         (9,000)        (9,000)            --              --
  Additional paid-in capital.......................        381,990        381,990        382,047      40,287,887
  Deficit accumulated during the development
     stage.........................................     (2,189,461)    (6,166,861)    (8,851,702)     (8,851,702)
                                                     -------------  -------------  -------------  --------------
      Total stockholders' equity (deficit).........     (1,787,471)    (5,764,871)    (8,440,631)     31,623,856
                                                     -------------  -------------  -------------  --------------
      Total liabilities and stockholders' equity
        (deficit)..................................  $   2,365,912  $  16,097,688  $  15,266,642  $  385,266,488
                                                     -------------  -------------  -------------  --------------
                                                     -------------  -------------  -------------  --------------


   The accompanying notes are an integral part of these financial statements.

                                 PATHNET, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                         FOR THE
                                       FOR THE                                   FOR THE                                  PERIOD
                                        PERIOD                                    PERIOD                                AUGUST 25,
                                      AUGUST 25,                                AUGUST 25,                                 1995
                                         1995                                      1995                                  (DATE OF
                                       (DATE OF                                  (DATE OF      FOR THE THREE MONTHS     INCEPTION)
                                      INCEPTION)   FOR THE YEAR  FOR THE YEAR   INCEPTION)       ENDED MARCH 31,            TO
                                          TO          ENDED         ENDED           TO       ------------------------   MARCH 31,
                                     DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,     1997         1998          1998
                                         1995          1996          1997          1997      (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
Revenue............................   $       --    $    1,000    $  162,500    $  163,500    $  10,000    $ 100,000    $  263,500
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
Expenses:
  Cost of revenue..................           --            --            --            --           --      714,740       714,740
  General and administrative.......      290,318       913,646     3,537,926     4,741,890      486,630    1,922,217     6,664,107
  Research and development.........       19,038       226,021            --       245,059           --           --       245,059
  Legal and consulting.............      120,083       202,651       755,817     1,078,551       71,324      225,813     1,304,364
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
    Total expenses.................      429,439     1,342,318     4,293,743     6,065,500      557,954    2,862,770     8,928,270
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
Net operating loss.................     (429,439)   (1,341,318)   (4,131,243)   (5,902,000)    (547,954)  (2,762,770)   (8,664,770)
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
Interest expense...................           --      (415,357)           --      (415,357)          --           --      (415,357)
Interest and other income, net.....        2,613        13,040       153,843       169,496       17,107       77,929       247,425
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
        Net loss...................   $ (426,826)   $(1,743,635)  $(3,977,400)  $(6,147,861)  $(530,847)  ($2,684,841)  $(8,832,702)
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
        Basic and diluted loss per
          common share.............   $    (0.15)   $    (0.60)   $    (1.37)   $    (2.12)   $   (0.18)   $   (0.93)   $    (3.05)
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
        Weighted average number of
          common shares
          outstanding..............    2,900,000     2,900,000     2,900,000     2,900,000    2,900,000    2,901,022     2,900,097
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------
                                     ------------  ------------  ------------  ------------  -----------  -----------  ------------

   The accompanying notes are an integral part of these financial statements.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                 DEFICIT
                                                                     NOTE                      ACCUMULATED
                                             COMMON STOCK         RECEIVABLE    ADDITIONAL     DURING THE
                                       -------------------------     FROM         PAID-IN      DEVELOPMENT
                                          SHARES        AMOUNT    STOCKHOLDER     CAPITAL         STAGE          TOTAL
                                       -------------  ----------  -----------  -------------  -------------  -------------

Balance, August 25, 1995.............             --  $       --   $      --   $          --  $          --  $          --
Issuance of voting common stock......      1,450,000      14,500      (4,500)             --         (9,500)           500
Issuance of non-voting common
  stock..............................      1,450,000      14,500      (4,500)             --         (9,500)           500
Net loss.............................             --          --          --              --       (426,826)      (426,826)
                                       -------------  ----------  -----------  -------------  -------------  -------------
Balance, December 31, 1995...........      2,900,000      29,000      (9,000)             --       (445,826)      (425,826)
Cancellation of non-voting common
  stock..............................     (1,450,000)    (14,500)         --              --             --        (14,500)
Issuance of voting common stock......      1,450,000      14,500          --              --             --         14,500
Interest expense for beneficial
  conversion feature of bridge
  loan...............................             --          --          --         381,990             --        381,990
Net loss.............................             --          --          --              --     (1,743,635)    (1,743,635)
                                       -------------  ----------  -----------  -------------  -------------  -------------
Balance, December 31, 1996...........      2,900,000      29,000      (9,000)        381,990     (2,189,461)    (1,787,471)
Net loss.............................             --          --          --              --     (3,977,400)    (3,977,400)
                                       -------------  ----------  -----------  -------------  -------------  -------------
Balance, December 31, 1997...........      2,900,000      29,000      (9,000)        381,990     (6,166,861)    (5,764,871)
Exercise of stock options
  (unaudited)........................          2,358          24          --              57             --             81
Repayment of note receivable
  (unaudited)........................             --          --       9,000              --             --          9,000
Net loss (unaudited).................             --          --          --              --     (2,684,841)    (2,684,841)
                                       -------------  ----------  -----------  -------------  -------------  -------------
Balance, March 31, 1998
  (unaudited)........................      2,902,358  $   29,024   $      --   $     382,047  $  (8,851,702) $  (8,440,631)
                                       -------------  ----------  -----------  -------------  -------------  -------------
                                       -------------  ----------  -----------  -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           FOR THE
                                           PERIOD                                     FOR THE
                                         AUGUST 25,                                   PERIOD
                                            1995                                    AUGUST 25,      FOR THE THREE MONTHS
                                          (DATE OF     FOR THE YEAR  FOR THE YEAR  1995 (DATE OF      ENDED MARCH 31,
                                        INCEPTION) TO     ENDED         ENDED      INCEPTION) TO  ------------------------
                                        DECEMBER 31,   DECEMBER 31,  DECEMBER 31,  DECEMBER 31,      1997         1998
                                            1995           1996          1997          1997       (UNAUDITED)  (UNAUDITED)
                                        -------------  ------------  ------------  -------------  -----------  -----------
Cash from operating activities:
  Net loss............................   $  (426,826)   $(1,743,635)  $(3,977,400)  $(6,147,861)   $(530,847)  ($2,684,841)
  Adjustment to reconcile net loss to
    net cash used in operating
    activities:
    Depreciation expense..............           352         9,024        46,642         56,018        6,112       37,223
    Loss on disposal of asset.........            --            --         5,500          5,500           --           --
    Write-off of deferred financing
      costs...........................            --            --            --             --           --      337,910
    Interest expense for beneficial
      conversion feature of bridge
      loan............................            --       381,990            --        381,990           --           --
    Accrued interest satisfied by
      conversion of bridge loan to
      Series B preferred stock........            --        33,367            --         33,367           --           --
    Changes in assets and liabilities:
      Prepaid expenses and other
        current assets................            --        (1,695)      (46,876)       (48,571)          --     (108,145)
      Deferred revenue................            --            --       300,000        300,000           --     (100,000)
      Accounts payable................         4,705       110,094       386,106        500,905      (63,259)   1,687,380
      Accrued expenses................        12,645        17,572       (30,217)            --       (4,125)     257,334
                                        -------------  ------------  ------------  -------------  -----------  -----------
        Net cash used in operating
          activities..................      (409,124)   (1,193,283)   (3,316,245)    (4,918,652)    (592,119)    (573,139)
                                        -------------  ------------  ------------  -------------  -----------  -----------
Cash flows from investing activities:
  Expenditures for property and
    equipment.........................        (8,903)      (46,653)     (381,261)      (436,817)     (37,385)    (710,337)
  Expenditures for network
    construction in progress..........            --            --    (1,739,782)    (1,739,782)          --   (2,084,372)
  Restricted cash.....................            --            --      (760,211)      (760,211)          --      471,475
  Repayment of note receivable........            --            --            --             --           --        9,000
                                        -------------  ------------  ------------  -------------  -----------  -----------
        Net cash used in investing
          activities..................        (8,903)      (46,653)   (2,881,254)    (2,936,810)     (37,385)  (2,314,234)
                                        -------------  ------------  ------------  -------------  -----------  -----------
Cash flows from financing activities:
  Issuance of voting and non-voting
    common stock......................         1,000            --            --          1,000           --           --
  Proceeds from sale of Series A
    preferred stock...................       500,000       500,000            --      1,000,000           --           --
  Proceeds from sale of Series B
    preferred stock...................            --     2,000,000     2,000,000      4,000,000           --           --
  Proceeds from sale of Series B
    preferred stock representing the
    conversion of committed but
    undrawn portion of bridge loan to
    Series B preferred stock..........            --       300,000            --        300,000           --           --
  Proceeds from sale of Series C
    preferred stock...................            --            --    10,000,054     10,000,054           --           --
  Exercise of stock option............            --            --            --             --           --           81
  Issuance costs......................            --       (25,000)      (38,780)       (63,780)          --           --
  Financing costs.....................            --            --      (250,428)      (250,428)          --      (87,482)
  Proceeds from bridge loan...........            --       700,000            --        700,000           --           --
                                        -------------  ------------  ------------  -------------  -----------  -----------
        Net cash provided by (used in)
          financing activities........       501,000     3,475,000    11,710,846     15,686,846           --      (87,401)
                                        -------------  ------------  ------------  -------------  -----------  -----------
Net increase (decrease) in cash and
cash equivalents......................        82,973     2,235,064     5,513,347      7,831,384     (629,504)  (2,974,774)
Cash and cash equivalents at the
beginning of period...................            --        82,973     2,318,037             --    2,318,037    7,831,384
                                        -------------  ------------  ------------  -------------  -----------  -----------
Cash and cash equivalents at the end
of period.............................   $    82,973    $2,318,037    $7,831,384    $ 7,831,384    $1,688,533   $4,856,610
                                        -------------  ------------  ------------  -------------  -----------  -----------
                                        -------------  ------------  ------------  -------------  -----------  -----------
Supplemental disclosure:
  Noncash transactions:
    Conversion of bridge loan plus
      accrued interest to Series B
      preferred stock.................   $        --    $  733,367    $       --    $   733,367    $      --    $      --
                                        -------------  ------------  ------------  -------------  -----------  -----------
                                        -------------  ------------  ------------  -------------  -----------  -----------
    Conversion of non-voting common
      stock to voting common stock....   $        --    $   14,500    $       --    $    14,500    $      --    $      --
                                        -------------  ------------  ------------  -------------  -----------  -----------
                                        -------------  ------------  ------------  -------------  -----------  -----------
    Issuance of voting and non-voting
      common stock....................         9,000    $       --    $       --    $     9,000    $      --    $      --
                                        -------------  ------------  ------------  -------------  -----------  -----------
                                        -------------  ------------  ------------  -------------  -----------  -----------
    Acquisition of network equipment
      included in accounts payable....   $        --    $       --    $5,092,013    $ 5,092,013    $      --    $      --
                                        -------------  ------------  ------------  -------------  -----------  -----------
                                        -------------  ------------  ------------  -------------  -----------  -----------

                                           FOR THE
                                           PERIOD
                                         AUGUST 25,
                                            1995
                                          (DATE OF
                                        INCEPTION) TO
                                          MARCH 31,
                                            1998
                                         (UNAUDITED)
                                        -------------
Cash from operating activities:
  Net loss............................   $(8,832,702)
  Adjustment to reconcile net loss to
    net cash used in operating
    activities:
    Depreciation expense..............        93,241
    Loss on disposal of asset.........         5,500
    Write-off of deferred financing
      costs...........................       337,910
    Interest expense for beneficial
      conversion feature of bridge
      loan............................       381,990
    Accrued interest satisfied by
      conversion of bridge loan to
      Series B preferred stock........        33,367
    Changes in assets and liabilities:
      Prepaid expenses and other
        current assets................      (156,716)
      Deferred revenue................       200,000
      Accounts payable................     2,188,285
      Accrued expenses................       257,334
                                        -------------
        Net cash used in operating
          activities..................    (5,491,791)
                                        -------------
Cash flows from investing activities:
  Expenditures for property and
    equipment.........................      (904,478)
  Expenditures for network
    construction in progress..........    (4,066,830)
  Restricted cash.....................      (288,736)
  Repayment of note receivable........         9,000
                                        -------------
        Net cash used in investing
          activities..................    (5,251,044)
                                        -------------
Cash flows from financing activities:
  Issuance of voting and non-voting
    common stock......................         1,000
  Proceeds from sale of Series A
    preferred stock...................     1,000,000
  Proceeds from sale of Series B
    preferred stock...................     4,000,000
  Proceeds from sale of Series B
    preferred stock representing the
    conversion of committed but
    undrawn portion of bridge loan to
    Series B preferred stock..........       300,000
  Proceeds from sale of Series C
    preferred stock...................    10,000,054
  Exercise of stock option............            81
  Issuance costs......................       (63,780)
  Financing costs.....................      (337,910)
  Proceeds from bridge loan...........       700,000
                                        -------------
        Net cash provided by (used in)
          financing activities........    15,599,445
                                        -------------
Net increase (decrease) in cash and
cash equivalents......................     4,856,610
Cash and cash equivalents at the
beginning of period...................            --
                                        -------------
Cash and cash equivalents at the end
of period.............................   $ 4,856,610
                                        -------------
                                        -------------
Supplemental disclosure:
  Noncash transactions:
    Conversion of bridge loan plus
      accrued interest to Series B
      preferred stock.................   $   733,367
                                        -------------
                                        -------------
    Conversion of non-voting common
      stock to voting common stock....   $    14,500
                                        -------------
                                        -------------
    Issuance of voting and non-voting
      common stock....................   $     9,000
                                        -------------
                                        -------------
    Acquisition of network equipment
      included in accounts payable....   $ 5,092,013
                                        -------------
                                        -------------

   The accompanying notes are an integral part of these financial statements.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS AND FINANCING

    Pathnet, Inc. (the Company) was incorporated in the State of Delaware on August 25, 1995. On August 28, 1995, Path Tel, Inc. (Path Tel), a shell company with no operations, was merged with and into the Company, with the Company being the surviving corporation. The sole owner of Path Tel was the founder (Founder) of the Company. The business of the Company is to aggregate and build a digital microwave network through strategic alliances with enterprises operating private microwave networks (Incumbents) not currently connected to the public switched telephone network.

    The Company plans to deploy its digital network by upgrading, integrating and leveraging existing telecommunications assets, sites and rights of way, including those utilized by railroads, utilities, state and local governments and pipelines. By integrating the existing networks of Incumbents, the Company expects to obtain the equivalent of a nationwide spectrum license at minimal licensing costs. In return for providing equipment, designing systems and managing the construction of Incumbent networks, the Company will receive the exclusive contractual right to market excess capacity created and aggregated on Incumbent networks. The revenue generated from this activity may be shared with the Incumbents.

    The Company has in place several contracts requiring it to upgrade existing telecommunication systems. In addition, the Company is currently in the process of negotiating with several national long distance carriers who will likely be purchasers of the excess capacity created. Management believes the first network upgrade has been completed and capacity is available for commercial sale. However, the outcome is uncertain and depends on a variety of factors, some of which are beyond the Company's control. The Company is dependent upon the network upgrades to achieve its objective. Management's plans to fund operations and the transitioning services will potentially include public and private sources and strategic corporate alliances.

    The Company has incurred an accumulated deficit of $6,147,861 for the period August 25, 1995 (date of inception) to December 31, 1997. Management believes that as of December 31, 1997, the Company has received funding from the preferred stock offerings consummated during 1997 (Note 5) to fund operations through the first quarter of 1999. The Company will need to achieve positive operational cash flow or complete additional equity or debt financings to fund operations beyond the first quarter of 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

    The Company's activities to date principally have been securing contractual alliances with Incumbents, designing and constructing network segments, obtaining capital and planning its proposed service. Accordingly, the Company's financial statements are presented as a development stage enterprise, as prescribed by Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." As a development stage enterprise, the Company has been relying on the issuance of preferred stock rather than recurring revenues, for its primary sources of cash since inception.

CONSOLIDATION

    The consolidated financial statements include the accounts of Pathnet, Inc. and its wholly-owned subsidiary, Pathnet Finance I, LLC. All material intercompany accounts and transactions have been eliminated in consolidation.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
UNAUDITED INTERIM FINANCIAL STATEMENTS

    The unaudited consolidated balance sheet as of March 31, 1998, the unaudited consolidated statements of operations, changes in stockholders' equity and cash flows for the three months ended March 31, 1997 and 1998 and the unaudited consolidated statements of operations and cash flows for the period August 25, 1995 (date of inception) through March 31, 1998, have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the year ending December 31, 1998.

PRO FORMA FINANCIAL INFORMATION


    The unaudited pro forma balance sheet is based upon available information and certain assumptions that management of the Company believes are reasonable. The unaudited pro forma balance sheet does not purport to be indicative of the Company's financial position had the aforementioned transactions taken place on March 31, 1998. Unaudited pro forma financial information gives effect to (i) the issuance and sale of 350,000 units, each consisting of a $1,000 principal amount of 12 1/4% Senior Notes due 2008 and a warrant to purchase 3.19 shares of common stock at an exercise price of $0.01 (see Note 9), (ii) the sale of 1,879,699 shares of Series C convertible preferred stock (see Note 9) and (iii) the conversion of all shares of Series A, Series B and Series C convertible preferred stock into 15,854,716 shares of common stock (see Note 5).


LOSS PER SHARE

    The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), effective December 31, 1997. Basic earnings
(loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average common and potentially dilutive common equivalent shares outstanding. For each of the years presented, basic and diluted loss per share are the same. The exercising of 1,791,365 employee common stock options and the conversion of 3,590,896 shares of Series A, B and C convertible preferred stock into 10,413,598 shares of common stock as of December 31, 1997, which could potentially dilute basic earnings per share in the future, were not included in the computation of diluted loss per share because to do so would have been antidilutive for each of the years presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company believes that the carrying amount of certain of its financial instruments, which include cash equivalents and accounts payable, approximate fair value due to the relatively short maturity of these instruments.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. The estimates involve judgments with respect to, among other things, various future factors which are difficult to predict and are beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

CASH EQUIVALENTS

    The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and restricted cash. The Company has invested its excess cash in a money market fund with a commercial bank. The money market fund is collateralized by the underlying assets of the fund. The Company's restricted cash is maintained in an escrow account (see Note 4) at a major bank. The Company has not experienced any losses on its cash and cash equivalents and restricted cash.

PROPERTY AND EQUIPMENT

    Property and equipment, consisting of office and computer equipment, furniture and fixtures, leasehold improvements and network construction costs, is stated at cost. Depreciation of the office and computer equipment and furniture and fixtures is computed using the straight-line method, generally over three to five years, based upon estimated useful lives, commencing when the assets are available for service. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Network construction costs incurred during development are capitalized. Depreciation of the network construction costs begins when the network equipment is ready for its intended use and will be amortized over its estimated useful life. When assets are retired or disposed, the cost and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company periodically evaluates the recoverability of its long-lived assets. This evaluation consists of a comparison of the carrying value of the assets with the assets' expected future cash flows, undiscounted and without interest costs. Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flow, undiscounted and without interest charges, exceeds the carrying value of the asset, no impairment is recognized. Impairment losses are measured as the difference between the carrying value of long-lived assets and their fair value. No impairment losses were recognized during the period August 25, 1995 (date of inception) to December 31, 1995 and the years ended December 31, 1996 and 1997.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEFERRED INCOME TAXES

    Deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. The provision for income taxes consists of the Company's current provision for federal and state income taxes and the change in the Company's net deferred tax assets and liabilities during the period.

STOCK-BASED COMPENSATION

    The Statement of Financial Accounting Standards No. 123, (SFAS 123), "Accounting for Stock-Based Compensation," allows companies to account for employee stock-based compensation either under the provisions of SFAS 123 or under the provisions of Accounting Principles Board Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees", but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has continued to account for its stock based compensation in accordance with the provisions of APB 25.

REVENUE

    The Company earns revenue for project management and consulting services. The Company defers revenue when contractual payments are received in advance of the performance of services. Revenue is recognized over the related project period as milestones are achieved. All of the Company's revenue to date has been earned from four customers.

DEFERRED FINANCING COSTS

    The Company has incurred costs related to obtaining future debt financing arrangements. When the financing is obtained, the costs will be amortized over the term of the financing arrangement. If the financing is not obtained, the costs will be expensed.

NEW ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued three new standards that became effective for reporting periods beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131), and Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). Effective March 31, 1998, the Company adopted SFAS 130, SFAS 131 and SFAS 132. The adoption of these standards has no material affect on the Company's consolidated financial statements.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities", which requires a company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This standard is effective for the Company's 1998 calendar year. The Company

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) has not yet determined the effects SFAS 133 will have on its financial position or the results of its operations.

3. PROPERTY AND EQUIPMENT

    Property and equipment, stated at cost, is comprised of the following at December 31, 1996 and 1997 and at March 31, 1998:

                                                   DECEMBER 31,  DECEMBER 31,    MARCH 31,
                                                       1996          1997          1998
                                                   ------------  ------------  -------------
                                                                                (UNAUDITED)
Network construction in progress.................   $   --        $6,831,795   $   8,916,167
Office and computer equipment....................       31,006       248,880         732,748
Furniture and fixtures...........................       24,550       120,093         309,074
Leasehold improvements...........................       --            62,344          99,832
                                                   ------------  ------------  -------------
                                                        55,556     7,263,112      10,057,821
Less accumulated depreciation....................       (9,376)      (56,018)        (93,241)
                                                   ------------  ------------  -------------
Property and equipment, net......................   $   46,180    $7,207,094   $   9,964,580
                                                   ------------  ------------  -------------
                                                   ------------  ------------  -------------

    Network construction in progress includes all direct material and labor costs necessary to construct components of a high capacity digital microwave network which is owned and maintained by the Company. Network construction in progress includes approximately $5,100,000 of telecommunications equipment obtained from NEC Industries, Inc. (NEC). As the Company has not yet paid for this equipment, a corresponding amount is included in accounts payable at December 31, 1997.

4. RESTRICTED CASH

    On June 3, 1997, the Company signed the Agreement to Create and Manage a High Capacity Telecommunications System (the Agreement) with Texaco Pipeline, Inc. (Texaco). To assure performance of the installation services to be provided by the Company under the Agreement, Texaco and the Company entered into an Escrow Agreement which required the Company to make an initial cash deposit of $750,000 with a financial institution. Interest earned on these funds remains in the escrow. Upon providing documentation to Texaco showing expenses related to the installation, the Company obtains approval from Texaco to draw down a corresponding amount from the escrow balance to fund the network construction in progress. This balance is wholly restricted and may not be used for any other purpose.

5. CAPITAL STOCK TRANSACTIONS

COMMON STOCK

    The initial capitalization of the Company on August 28, 1995 occurred through the issuance of 1,450,000 shares of voting common stock and 1,450,000 shares of non-voting common stock. The shares of both the voting and non-voting common stock are owned by the Founder of the Company. In February 1996, the Founder returned 1,450,000 shares of non-voting common stock in exchange for 1,450,000 shares of voting common stock.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. CAPITAL STOCK TRANSACTIONS (CONTINUED)
CONVERTIBLE PREFERRED STOCK

    As part of its initial capitalization on August 25, 1995, the Company initiated a private offering of 1,000,000 shares of Series A convertible preferred stock for $1,000,000. Pursuant to the terms of the Investment and Stockholders' Agreement, the offering closed in two phases of $500,000 each. As of the signing of the Investment and Stockholders' Agreement, the Company received $500,000, representing the first closing on this offering in 1995. In addition, the offering provided for a convertible bridge loan in the amount of $1,000,000. The bridge loan carries an interest rate of 12% per annum and is due and payable in full on the earlier to occur of the anniversary date of the bridge loan issuance or the closing date of the Company's next equity financing. The bridge loan is convertible into Series B preferred stock at 73% of the price of the preferred stock issued in an equity financing.

    In February 1996, the Company issued 500,000 shares of Series A convertible preferred stock to the original investors in exchange for $500,000, representing the second closing of the Investment and Stockholders' Agreement. In August 1996, the Company drew $700,000 on a bridge loan with the original investors.

    On December 23, 1996, the Company consummated a private offering of 609,756 shares of Series B convertible preferred stock for $2,000,000 less issuance costs of $25,000. In addition, simultaneously, the $700,000 bridge loan plus $33,367 of accrued interest was converted into 306,242 shares of Series B convertible preferred stock. The Company recognized $271,107 of interest expense to account for the beneficial conversion feature of the bridge loan. In addition, $300,000 representing the committed but undrawn portion of the bridge loan, was paid to the Company for the sale of 125,292 shares of Series B convertible preferred stock at a discounted rate. The Company recognized $110,883 of interest expense to account for the beneficial conversion feature of the committed but undrawn bridge loan. On June 18, 1997, the Company received an additional $2,000,000 in a second closing in exchange for 609,756 shares of Series B convertible preferred stock. There were no issuance costs associated with the second closing.

    On October 31, 1997, the Company consummated a private offering of 939,850 shares of Series C convertible preferred stock for $10,000,054 less issuance costs of $38,780. The Company will receive an additional $19,999,998 in a second closing in exchange for 1,879,699 shares of Series C convertible preferred stock upon the occurrence of all of the following: (1)(a) the Company has executed definitive agreements, having terms and conditions which are approved by a majority of the directors designated by the holders of the preferred stock, with NEC or certain financial institutions, relating to credit facilities between the Company, and NEC or such financial institutions, respectively or (b) the Company closes a private offering of high yield debt, having terms and conditions which are approved by a majority of the directors designated by the holders of the preferred stock, (2) the Company has executed Fixed Point Microwave Services Agreements or Agreements to Create and Manage a Telecommunications Network with at least four Incumbents, (3) neither the Company nor the Founder are then in breach of any material terms of the Series A, Series B or Series C Investor and Stockholder Agreements and (4) all conditions of purchase set forth in the Series C convertible preferred stock Investors and Stockholders' Agreement have been fulfilled. As of December 31, 1997, the Company had executed Fixed Point Microwave Services Agreements or Agreements to Create and Manage a Telecommunications Network with four Incumbents in satisfaction of item (2) above. None of the other events have occurred.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. CAPITAL STOCK TRANSACTIONS (CONTINUED)
    Each share of Series A, Series B and Series C convertible preferred stock entitles each holder to a number of votes per share equal to the number of shares of Common Stock into which each share of Series A, Series B and Series C convertible preferred stock is convertible.

    The holders of the convertible preferred stock are entitled to receive dividends in preference to and at the same rate as dividends are paid with respect to the common stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of each share of Series A, Series B and Series C convertible preferred stock outstanding are entitled to be paid before any payment shall be made to the holders of any class of common stock or any stock ranking on liquidation junior to the convertible preferred stock, an amount, in cash, equal to the original purchase price paid by such holder plus any declared but unpaid dividends.

    The liquidation preferences of the outstanding shares of Series A, Series B and Series C convertible preferred stock are $1,000,000, $5,033,367, and $10,000,054, respectively, as of December 31, 1997. In the event the assets of the Company are insufficient to pay liquidation preference amounts, then all of the assets available for distribution shall be distributed pro rata so that each holder receives that portion of the assets available for distribution as the number of shares of convertible preferred stock held by such holder bears to the total number of shares of convertible preferred stock then outstanding.

    Shares of the Series A, Series B, and Series C convertible preferred stock may be converted at any time, at the option of the holder, into voting common stock. The number of shares of voting common stock entitled upon conversion is the quotient obtained by dividing the face value of the Series A, Series B and Series C convertible preferred stock by the Applicable Conversion Rate, defined as the Applicable Conversion Value of $0.34, $1.13 or $3.67 per share, respectively.

    Each share of convertible preferred stock shall automatically be converted into the number of shares of voting common stock which such shares are convertible upon application of the Applicable Conversion Rate immediately upon the closing of a qualified underwritten public offering covering the offer and sale of capital stock which is defined as: (i) the Company is valued on a pre-money basis at greater than $50,000,000, (ii) the gross proceeds received by the Company exceed $20,000,000, and (iii) the Company uses a nationally recognized underwriter approved by holders of a majority interest of the convertible preferred stock.

    If the Company issues any additional shares of common stock of any class at a price less than the Applicable Conversion Value, in effect for the Series A, Series B or Series C convertible preferred stock immediately prior to such issuance or sale, then the Applicable Conversion Value shall be adjusted accordingly.

    In the event a qualified public offering has not occurred prior to December 23, 2000, the holder of shares of Series A or Series B preferred stock can require the Company to redeem the shares of Series A and Series B convertible preferred stock. After receipt from any one holder of an election to have any shares redeemed, the Company is required to send a notice to the Series A and Series B preferred stockholders on December 24, 2000 of the redemption price. If after sending the redemption notice to Series A and Series B preferred stockholders, the Company receives requests for redemption on or prior to January 11, 2001, from the holders of at least 67% of the Series A and Series B convertible preferred stock taken together, the Company must redeem all shares of Series A and Series B convertible preferred stock. Payment of the redemption price is due on January 23, 2001, for a cash price equal to the original purchase

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. CAPITAL STOCK TRANSACTIONS (CONTINUED) price paid by such holders for each share of Series A and Series B convertible preferred stock as adjusted for any stock split, stock distribution or stock dividends with respect to such shares. The successful completion of a qualified public offering is not within the control of the Company. Therefore, the Company does not present the Series A and Series B preferred stock as a component of stockholders' equity.

    In the event that a qualified public offering has not occurred prior to November 3, 2001, the holder of shares of Series C preferred stock can require the Company to redeem the shares of Series C convertible preferred stock. After receipt from any one holder of an election to have any shares redeemed, the Company is required to send a notice to the Series C preferred stockholders on November 4, 2001 of the redemption price. If after sending the redemption notice to Series C preferred stockholders, the Company receives requests for redemption on or prior to November 21, 2001, from the holders of at least 67% of the Series C convertible preferred stock, the Company must redeem all shares of Series C convertible preferred stock. Payment of the redemption price is due on December 3, 2001 for a cash price equal to the original purchase price paid by such holders for each share of Series C convertible preferred stock as adjusted for any stock split, stock distribution or stock dividends with respect to such shares. The successful completion of a qualified public offering is not within the control of the Company. Therefore, the Company does not present the Series C preferred stock as a component of stockholders' equity.

6. STOCK OPTIONS

    On August 28, 1995, the Company adopted the 1995 Stock Option Plan (1995
Plan), under which incentive stock options and non-qualified stock options may be granted to the Company's employees and certain other persons and entities in accordance with law. The Compensation Committee, which administers the 1995 Plan, determines the number of options granted, the vesting period and the exercise price. The 1995 Plan will terminate August 28, 2005 unless terminated earlier by the Board of Directors.

    Options granted to date under the 1995 Plan generally vest over a three period and expire either 30 days after termination of employment or 10 years after date of grant. As of December 31, 1997, a total of 77,805 non-qualified stock options and 424,393 incentive stock options were issued at an exercise price of $0.034 per share, an amount estimated to equal or exceed the per share fair value of the common stock at the time of grant. As of December 31, 1997, the options issued at an exercise price of $0.034 have a weighted average contractual life of 7.77 years. As of December 31, 1997, 410,244 of the options issued at an exercise price of $0.034 were exercisable.

    On August 1, 1997, the Company adopted the 1997 Stock Incentive Plan (1997
Plan), under which incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance awards and certain other types of awards may be granted to the Company's employees and certain other persons and entities in accordance with the law. To date, only non-qualified stock options have been granted. The Compensation Committee, which administers the 1997 Plan, determines the number of options granted, the vesting period and the exercise price. The 1997 Plan will terminate July 31, 2007 unless terminated earlier by the Board of Directors.

    Options granted under the 1997 Plan generally vest over a three to seven year period and expire after: (1) ten years after the date of grant, (2) two years after the date of the participant's termination without cause, disability or death, (3) three months after the date of the participant's resignation, (4) the date of

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. STOCK OPTIONS (CONTINUED)
the participant's termination with cause or (5) the date of any material breach of any confidentiality or non-competition covenant or agreement entered into between the participant and the Company.

    As of December 31, 1997, a total of 1,289,167 non-qualified options were issued, 858,754 at an exercise price of $1.13 per share and 430,413 at an exercise price of $3.67 per share. Management estimates that the exercise price of the options issued in 1997 is greater than the estimated per share value of the underlying common stock. None of the options issued at $1.13 or $3.67 were exercisable at December 31, 1997. As of December 31, 1997, the weighted average contractual life of the options issued at $1.13 and $3.67 was 9.68 and 9.92 years, respectively. The options issued at $3.67 vest on October 31, 2004 provided, however (i) if the Company has met 80% of its revenue and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) budget for the calendar year ending December 31, 1998, which budget is approved by the Board of Directors of the Company, 50% of the shares covered by the options shall vest and become exercisable on January 1, 1999, (ii) if the Company has met 80% of its revenue and EBITDA budget for the calendar year ending December 31, 1999, which budget is approved by the Board of Directors of the Company, the remaining 50% of the shares covered by the options shall vest and become exercisable on January 1, 2000, and (iii) in the event that the first 50% of the shares covered by the options did not vest on January 1, 1999 as set forth in (i) above and the Company not only meets 80% of its revenue and EBITDA budget for the year ending December 31, 1999 but exceeds 80% of its revenue and EBITDA budget for the year ending December 31, 1999, which budget is approved by the Board of Directors of the Company, in an amount at least equal to the deficiency that occurred in the year ending December 31, 1998, 100% of the shares covered by the options shall vest and become exercisable on January 1, 2000. Unvested and uncancelled options issued at $3.67 immediately become fully vested and exercisable upon a change of control or a qualified public offering, as defined in the option agreement.

    The options issued at $1.13 vest ratably over three consecutive years subject to certain acceleration provisions set forth in an employment agreement, such as the immediate vesting upon a change in control or a qualified initial public offering. Under certain circumstances, upon the election of the employee upon termination of employment, the Company will be required to pay the employee the fair value of the vested options held on the date of such termination.

    For the three months ended March 31, 1998, a total of 667,370 (unaudited) options were issued at an exercise price of $1.13 per share. The estimated fair value of the Company's underlying common stock was determined to be $1.99 (unaudited) per share. Accordingly, the Company calculated deferred compensation expense of $573,938 (unaudited) related to the options granted during the three months ended March 31, 1998. The Company will recognize compensation expense over the vesting period of those stock options. The Company did not record any adjustment for deferred compensation expense since it did not have a material effect on total stockholders' equity (deficit) and the statement of operations as of and for the three months ended March 31, 1998.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. STOCK OPTIONS (CONTINUED)
    Stock option activity for the period from the August 25, 1995 (date of inception) to March 31, 1998 was as follows:

                                                        1995 PLAN                     1997 PLAN
                                             -------------------------------  -------------------------
                                                          NON-                   NON-                     WEIGHTED
                                             INCENTIVE  QUALIFIED             QUALIFIED                    AVERAGE
                                               STOCK      STOCK                 STOCK                     EXERCISE
                                              OPTIONS    OPTIONS     PRICE     OPTIONS        PRICE         PRICE
                                             ---------  ---------  ---------  ----------  -------------  -----------
Options outstanding, August 25, 1995.......     --         --         --          --           --            --
Granted....................................    410,246     70,731  $   0.034      --           --         $   0.034
Exercised..................................     --         --         --          --           --            --
Canceled...................................     --         --         --          --           --            --
                                             ---------  ---------             ----------
Options outstanding, December 31, 1995.....    410,246     70,731  $   0.034      --           --         $   0.034
Granted....................................     14,147      7,074  $   0.034      --           --         $   0.034
Exercised..................................     --         --         --          --           --            --
Canceled...................................     --         --         --          --           --            --
                                             ---------  ---------             ----------
Options outstanding, December 31, 1996.....    424,393     77,805  $   0.034      --           --         $   0.034
Granted....................................     --         --         --       1,289,167  $  1.13-$3.67   $    1.98
Exercised..................................     --         --         --          --           --            --
Canceled...................................     --         --         --          --           --            --
                                             ---------  ---------             ----------
Options outstanding, December 31, 1997.....    424,393     77,805  $   0.034   1,289,167  $  1.13-$3.67   $    1.43
Options granted (unaudited)................     --         --         --         667,370  $        1.13   $    1.13
Options exercised (unaudited)..............     --         (2,358) $   0.034      --           --         $   0.034
Options cancelled (unaudited)..............     --         (4,716) $   0.034      --           --         $   0.034
                                             ---------  ---------             ----------
Options outstanding at March 31, 1998
  (unaudited)..............................    424,393     70,731  $   0.034   1,956,537  $  1.13-$3.67   $    1.36
                                             ---------  ---------             ----------
                                             ---------  ---------             ----------

    At December 31, 1995, 1996 and 1997, 247,561, 325,366 and 410,244 options, respectively, were exercisable. At March 31, 1998, 522,234 (unaudited) options were exercisable. The weighted-average fair value of options granted during the years ended December 31, 1995, 1996 and 1997, was approximately $0.007, $0.010 and $0.000, respectively. The weighted-average fair value of options granted during the three months ended March 31, 1998 was approximately $3.29 (unaudited).

    The Company accounts for the fair value of its grants in accordance with APB
25. No compensation cost has been recognized for the stock options as all options have been granted at or above the estimated per share fair value of the stock to employees or directors of the Company. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. STOCK OPTIONS (CONTINUED)
the plan consistent with the method of SFAS 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                                                     THREE MONTHS
                                                       AUGUST 25, 1995                                   ENDED
                                                          (DATE OF        YEAR ENDED DECEMBER 31,      MARCH 31,
                                                        INCEPTION) TO    --------------------------      1998
                                                      DECEMBER 31, 1995      1996          1997       (UNAUDITED)
                                                      -----------------  ------------  ------------  -------------
Net loss as reported................................     $   426,826     $  1,743,635  $  3,977,400   $ 2,684,841
Pro forma net loss..................................     $   427,793     $  1,747,570  $  3,978,164   $ 2,807,008
Basic and diluted net loss per share as reported....     $     (0.15)    $      (0.60) $      (1.37)  $     (0.93)
Pro forma basic and diluted net loss per share......     $     (0.15)    $      (0.60) $      (1.37)  $     (0.97)

    The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1995, 1996 and 1997, respectively: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 6.02%, 6.35% and 6.55% and expected terms of 4.6, 5.8 and 5.0 years. The following weighted-average assumptions were used for grants during the three months ended March 31, 1998: dividend yield of 0% (unaudited), expected volatity of 0% (unaudited), risk-free interest rate of 5.56% (unaudited) and expected terms of 5.2 years (unaudited).

    As of December 31, 1997, the weighted average remaining contractual life of the options is 9.21 years. As of March 31, 1998, the weighted average contractual life of the options is 9.20 years (unaudited).

    As of December 31, 1996 and 1997, and March 31, 1998 the pro forma tax effects would include an increase to the deferred tax asset and the valuation allowance of $1,535, $2.98, and $48,867 (unaudited) respectively; therefore, there is no pro forma tax effect related to SFAS 123.

7.  COMMITMENTS AND CONTINGENCIES

    The Company maintains office space in Washington, D.C., Kansas and Texas. The most significant lease relates to the Company's headquarters facility in Washington, D.C. The partnership leasing the space in Washington, D.C. is controlled by the Founder of the Company. The lease expires on August 31, 1999, and is renewable by the Company for two additional years. Rent paid to this related party during the year ended December 31, 1997, was $60,980. The Company has no amounts due to the related party as of December 31, 1997.

    The Company's future minimum rental payments under noncancellable operating leases are as follows: $215,222 in 1998, $79,491 in 1999, $58,155 in 2000, and
$1,354 in 2001. Rent expense for the period August 25, 1995 (date of inception) to December 31, 1995 and the years ended December 31, 1996 and 1997, was $40, $4,399 and $114,673, respectively.

    In exchange for a non-compete agreement, the Company has agreed to pay a particular senior management employee a severance payment of $275,000 if such employee's employment with the Company is terminated.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8. INCOME TAXES

    The tax effect of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 1996 and 1997, is as follows:

                                                                  DECEMBER 31,   DECEMBER 31,
                                                                      1996           1997
                                                                  -------------  -------------

Deferred revenue................................................  $    --        $     117,000
Capitalized start-up costs......................................        661,000      1,271,227
Capitalized research and development costs......................       --               79,333
Net operating loss carryforward.................................         14,000        754,458
                                                                  -------------  -------------
                                                                        675,000      2,222,018
      Less valuation allowance..................................       (675,000)    (2,222,018)
                                                                  -------------  -------------
Net deferred tax asset..........................................  $    --        $    --
                                                                  -------------  -------------
                                                                  -------------  -------------

    Capitalized costs represent expenses incurred in the organization and start-up of the Company. For federal income tax purposes, these costs will be amortized over sixty months once business operations commence.

9. SUBSEQUENT EVENTS

    Subsequent to December 31, 1997, the Company determined that certain financing agreements being pursued may not be obtained resulting in the immediate expensing of deferred financing costs recorded as an asset as of December 31, 1997.


    On April 8, 1998, the Company completed the issuance and sale of 350,000 units, each consisting of a $1,000 principal amount of 12 1/4% Senior Notes due 2008 (the "Notes") and a warrant to purchase 3.19 shares of common stock or 1,116,500 shares in total (the "Warrants") at an exercise price of $0.01 per share for total gross proceeds of $350,000,000. Issuance costs of approximately $11,200,000 have been paid. Approximately $345,900,000 of the proceeds have been allocated to the Notes and approximately $4,100,000 have been allocated to the Warrants based upon estimated fair values. Interest on the Notes will accrue at an annual rate of 12 1/4% payable semiannually, in arrears, beginning October 15, 1998, with principal due in full on April 15, 2008. The Company used $81,128,751 of the proceeds to purchase U.S. Government debt securities which are pledged as collateral for repayment of all interest through April 15, 2000 with the balance deposited in cash accounts. The Notes are redeemable, in whole or part, at any time on or after April 15, 2003 at the option of the Company, at the following redemption prices plus accrued and unpaid interest (i) April 15, 2003; 106% of the principal amount, (ii) April 15, 2004; 104% of the principal amount, (iii) April 15, 2005; 102% of the principal amount and (iv) April 15, 2006 and thereafter; 100% of the principal amount. In addition, at any time on or prior to April 15, 2001, the Company may redeem within 60 days, from the proceeds of one or more public equity offerings, up to 35% of the aggregate principal at a redemption price equal to 112.25% of the principal amount plus accrued and unpaid interest, provided that at least 65% of the principal amount of the Notes remain outstanding. Upon a change in control, as defined, each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at a purchase price of cash equal to 101% of the principal amount.


    The Notes contain certain covenants which will affect and may restrict certain activities of the Company including limitations of indebtedness, restricted payments, issuances and sales of capital stock, affiliate transactions, liens, guarantees, sale of assets and dividends.

                                 PATHNET, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9. SUBSEQUENT EVENTS (CONTINUED)
    The Warrants expire on April 15, 2008 and are not separately transferable until the earlier of (i) October 15, 1998, (ii) a registered exchange offer for the Notes, (iii) the occurrence of an exercise event as defined, (iv) an event of default as defined, and (v) a date determined by the lead initial purchaser.

    On April 8, 1998, the Company completed the sale of 1,879,699 shares of Series C convertible preferred stock for an aggregate purchase price of approximately $20,000,000. There were no issuance costs associated with the sale.

    On April 13, 1998, Pathnet/Idaho Power License LLC and Pathnet/Idaho Power Equipment, LLC, wholly-owned subsidiaries of the Company, were formed.

    On May 4, 1998, the Company adopted the Pathnet 401(k) Plan, a defined contribution retirement plan that is qualified for favorable tax treatment under
Section 401 of the Internal Revenue Code of 1996, as amended. The Company does not match any participant's contributions. However, the Company may consider matching contribution arrangements from time to time.


    On May 8, 1998, the Company filed a Registration Statement with the Securities and Exchange Commission for an initial public offering (the Offering). On July 24, 1998, the Company's stockholders approved a 2.9-for-1 stock split which was effected on August 3, 1998, the record date. All share information has been adjusted for this stock split for all periods presented.



10. UNAUDITED INTERIM INFORMATION FOR RECENT DEVELOPMENTS SUBSEQUENT TO MARCH 31, 1998



    In April and May 1998, a total of 89,721 options were issued to employees at an exercise price of $3.67 per share. The Company has estimated the fair value of the underlying common stock to be $16.00 per share, the midpoint of the price range for the Offering. Accordingly, the Company will record deferred compensation expense of $1,106,260 as a component of stockholders' equity (deficit) and will recognize compensation expense over the vesting period of these stock options.

                                    GLOSSARY

access charges................  The fees paid by long distances carriers for LECs for originating and terminating long distance calls on the LECs'
                                local networks.

access tandem.................  An interconnection point on an ILEC local network where calls from central offices are aggregated for transmission to other central offices and IXC facilities.

Andrew........................  Andrew Corporation.

AT&T..........................  AT&T Corporation.

ATC...........................  American Tower Company.

ATM (Asynchronous Transfer
  Mode).......................  An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bytes of a standard fifty-three-byte-long packet or cell. The ATM format can be used by many different information systems, including area networks, to deliver traffic at varying rates, permitting a mix of voice data and video (multimedia).

bandwidth.....................  The width of a communications channel.

Bellcore......................  Bell Communications Research.

bit error rate................  The number of received bits in error compared to the total number of bits received.

CAD/CAM.......................  Software for computer aided design and computer aided manufacturing.

carrier.......................  A provider of communications transmission services.

central office................  The switching center or central switching facility of an
                                ILEC.

CLEC (Competitive Local
  Exchange Carrier)...........  A company that competes with ILECs in local services markets.

digital.......................  Describes a method of storing, processing and transmitting information through the use of distinct electronic or
                                optical pulses that represent the binary digits 0 and 1.
                                Digital transmission/ switching technologies employ a
                                sequence of discrete, distinct pulses to represent
                                information, as opposed to the continuously variable analog signal.

DS-0, DS-1, DS-3..............  Standard North American telecommunication industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second).
                                DS-0 service has a bit rate of 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 44.736 megabits per second. A DS-0 can transmit a single uncompressed voice conversation.

DS-0 circuit mile.............  Industry measurement of bandwidth capacity. The measurement equals the product of route miles and the number of DS-0s.

ESMR..........................  Enhanced Specialized Mobile Radio

extranet......................  The private networks of information service providers which operate on the same principles and make use of the same
                                network technologies as the Internet, but are not part of
                                the Internet.

FAA...........................  Federal Aviation Administration.

FCC...........................  Federal Communication Commission.

ILEC (Incumbent Local Exchange
  Carrier)....................  The incumbent carrier providing local exchange services, typically an RBOC created by the divestiture of AT&T.

Incumbents....................  Railroads, utilities, state and local governments and pipelines who own existing telecommunications assets.

Initial System................  The initial system with a 1 x 1 configuration which is comprised of non-protect radio and protect radio and all
                                radio components, antennae, waveguides, multiplexers,
                                software and other equipment and parts necessary for the
                                operation thereof.

interconnect..................  Connection of a telecommunications device or services to the public switched telephone network ("PSTN").

interconnection...............  Connection of a telecommunications device or services to the public switched telephone network.

ISP (Internet Service
  Provider)...................  A company that provides businesses and consumers with access to the Internet.

IXC...........................  Inter Exchange Carrier.

LATAs (Local Access and
  Transport Areas)............  The approximately 160 geographic areas that define the areas between which the RBOCs currently are prohibited from
                                providing long distance services.

LEC (local exchange
  carrier)....................  A company providing local switched services, including ILECs and CLECs.

long-haul circuit.............  A dedicated telecommunications circuit generally between locations in different LATAs.

MCI...........................  MCI Communications, Inc.

NEA...........................  New Enterprises Associates.

NEC...........................  NEC Corporation together with its affiliates, including NEC
                                America, Inc. and NEC Industries, Inc.

NIPSCO........................  Northern Indiana Public Service Company.

NOC...........................  Network Operations Center.

OC-24, OC-48..................  OC, or Optical Carrier, is a measure of a SONET transmission optical carrier level. The number following the OC
                                designation is equal to the corresponding number of DS-3s
                                (e.g., OC-48 is equal to 48 DS-3s).

Part 101......................  Part 101 of the FCC's Rules.

path..........................  The physical spatial separation between point-to-point towers.

PCS (Personal Communications
  Service)....................  A type of wireless telecommunications service competitive with cellular.

POPs (Points of Presence).....  Locations where a Telecom Service Provider has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long
                                distance carrier.

PSTN..........................  Public switched telephone network.

Qwest.........................  Qwest Communications International Inc.

RBOCs (Regional Bell Operating
  Companies)..................  The five remaining local telephone companies (formerly part of AT&T) established as a result of the AT&T Divestiture
                                Decree.

reseller......................  A carrier that does not own transmission facilities, but obtains communications services from another carrier for
                                resale to the public.

RF............................  Radio frequency.

route miles...................  The number of miles of the telecommunications path along which a transmission is directed as it would appear on a
                                network map.

SONET (Synchronous Optical
  Network Technology).........  An electronics and network architecture for variable-bandwidth products which enables transmission of
                                voice, data and video (multimedia) at very high speed.

Sprint........................  Sprint Corporation.

switch........................  A device that selects the paths or circuits to be used for transmission of information and a connection. Switching is the process of interconnecting circuits to form a
                                transmission path between users and it also captures
                                information for billing purposes.

Telecom Service Providers.....  IXCs, LECs, ISPs, RBOCs, other carrier's carriers, cellular operators and resellers.

WAN...........................  Wide area network.

WorldCom......................  WorldCom, Inc.

WTO...........................  World Trade Organization.

                                     [LOGO]

[Artwork: inside back cover page --
Map showing universe of existing
private fixed point wireless networks;
Outside Back Cover page -- Company logo]

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED              , 1998
                                4,687,500 SHARES

                                     [LOGO]
                                  COMMON STOCK
                               -----------------

ALL OF THE SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, OFFERED HEREBY ARE BEING SOLD BY PATHNET, INC. OF THE 4,687,500 SHARES OF COMMON STOCK BEING
   OFFERED, 937,500 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 3,750,000 SHARES
     ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE
       U.S. UNDERWRITERS. SEE "UNDERWRITERS." PRIOR TO THE OFFERING,
       THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE
         COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC
         OFFERING PRICE PER SHARE WILL BE BETWEEN $15.00 AND $17.00.
           SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS
           CONSIDERED IN                    DETERMINING THE
                         INITIAL PUBLIC OFFERING PRICE.
                            ------------------------

  APPLICATION HAS BEEN MADE FOR QUOTATION OF THE SHARES ON THE NASDAQ NATIONAL
                        MARKET UNDER THE SYMBOL "PTNT."
                            ------------------------

SEE "RISK FACTORS" BEGINNING OF PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTA          TION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                              -------------------

                             PRICE $       A SHARE
                              -------------------

                                                                            UNDERWRITING
                                                                           DISCOUNTS AND        PROCEEDS TO
                                                      PRICE TO PUBLIC      COMMISSIONS(1)        COMPANY(2)
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................  $                   $                   $
TOTAL(3)...........................................  $                   $                   $

---------

    (1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

    (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $850,000.

    (3) THE COMPANY HAS GRANTED THE U.S. UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 703,125 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE U.S. UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS
       AND PROCEEDS TO COMPANY WILL BE $          , $          AND $
       RESPECTIVELY. SEE "UNDERWRITERS."

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SHEARMAN & STERLING, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT
DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT              , 1998, AT THE
OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY DEAN WITTER

         BEAR, STEARNS INTERNATIONAL LIMITED

                   LEHMAN BROTHERS INTERNATIONAL

                             J.P. MORGAN SECURITIES LTD.

         , 1998

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses payable in connection with the offering of the shares being registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the NASD filing fee. All of such expenses are being borne by Pathnet, Inc. (the "Company").

SEC registration fee..............................................  $  29,500
NASD filing fee...................................................     10,500
NASDAQ listing fee................................................     90,000
Accounting fees and expenses......................................    150,000
Legal fees and expenses...........................................    300,000
Printing and engraving expenses...................................    180,000
Registrar and transfer agent's fees...............................      3,500
Miscellaneous fees and expenses...................................     86,500
                                                                    ---------
Total.............................................................  $ 850,000
                                                                    ---------
                                                                    ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a provision in the certificate of incorporation of each corporation organized thereunder, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. The Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate of Incorporation") eliminates the personal liability of directors to the fullest extent permitted by Delaware law.

    Section 145 of the DGCL ("Section 145"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

    With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

    The Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company (the "Restated Bylaws"), provide for the indemnification of officers and directors and certain other parties (the "Indemnitees") of the Company to the fullest extent permitted by law.

    The Underwriting Agreement by and among the Company, Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc. ("Underwriters") and Morgan Stanley & Co. International Limited, Bear, Stearns International Limited, Lehman Brothers International (Europe) and J.P. Morgan Securities Ltd. will provide for indemnification of the Company, its directors and officers, and persons who control the Company within the meaning of Section 15 of the Securities Act of 1933 (the "Securities Act") for certain liabilities, including liabilities under the Securities Act.

    The Purchase Agreement by and among Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., TD Securities and Salomon Brothers Inc (together, the "Initial Purchasers") and the Company, dated as of April 1, 1998 (the "Unit Purchase Agreement"), provides for indemnification of the Company and persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934 (the "Exchange Act") for certain liabilities, including liabilities under the Securities Act.

    The Notes Registration Rights Agreement by and among the Company and the Initial Purchasers, dated as of April 8, 1998 (the "Notes Registration Rights Agreement"), provides for indemnification of the Company, its directors and officers, and persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act for certain liabilities, including liabilities under the Securities Act.

    The Warrant Registration Rights Agreement by and among the Company, the Initial Purchasers and certain other persons, dated as of April 8, 1998 (the "Warrant Registration Rights Agreement"), provides for indemnification of the Company, its directors and officers, and persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act for certain liabilities, including liabilities under the Securities Act.

    The Investment and Stockholders' Agreement by and among the Company, certain stockholders of the Company, Mr. Schaeffer and Mr. Jalkut, dated October 31, 1997, as amended (the "Investment and Stockholders' Agreement"), provides for indemnification of the Company, its directors and officers, and persons who control the Company within the meaning of Section 15 of the Securities Act or
Section 20 of the Exchange Act for certain liabilities, including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The initial capitalization of the Company on August 28, 1995, occurred through the issuance of 1,450,000 shares of voting common stock and 1,450,000 shares of non-voting common stock to David Schaeffer. In February 1996, David Schaeffer returned 1,450,000 shares of non-voting common stock in exchange for 1,450,000 shares of voting stock.

    On August 28, 1995, pursuant to an Investment and Stockholders' Agreement (the "Series A Purchase Agreement"), by and among the Company and Spectrum Equity Investors, L.P., New Enterprise Associates VI, Limited Partnership, Onset Enterprise Associates II, L.P., IAI Investment Funds VIII, Inc., Thomas Domencich, Dennis R. Patrick and the Corman Foundation Incorporated (together, the "Series A Purchasers") and David Schaeffer, the Series A Purchasers (i) agreed to purchase in the aggregate 1,000,000 shares of Series A Preferred Stock for an aggregate purchase price of $1.0 million, (ii) purchased 500,000 shares of such 1,000,000 shares of Series A Preferred Stock for an aggregate purchase price of $500,000 and (iii) agreed to make available to the Company, under certain circumstances, bridge loans in an aggregate principal amount of $500,000. On February 8, 1996, pursuant to Amendment No. 1 to the Investment and Stockholders' Agreement, the Series A Purchasers purchased the remaining 500,000 shares of Series A Preferred Stock for an aggregate purchase price of $500,000. On August 2, 1996, pursuant to Amendment No. 2 to the Investment and Stockholders' Agreement, the Series A Purchasers, among other things, increased the amount of their bridge loan commitments to the Company to an aggregate principal amount of $700,000 and advanced such amount to the Company, such loans being evidenced by bridge loan notes (collectively, the "Bridge Loan Notes"). In addition, the Series A Purchasers agreed to make available to the company, upon the occurrence of certain events, additional bridge loans in an aggregate principal amount of $300,000 (the "Additional Bridge Loan Commitment").

    On December 23, 1996, the Company, each of the Series A Purchasers, Grotech Capital Group IV, L.P., Toronto Dominion Capital (U.S.A.), Inc., and Utech Climate Challenge Fund, L.P. (together, the "Series B Purchasers") and Mr. Schaeffer entered into an Investment and Stockholders' Agreement (the "Series B Purchase Agreement"), pursuant to which, among other things, the Series B Purchasers agreed to acquire in the aggregate 1,651,046 shares of Series B Preferred Stock for an aggregate purchase price of $5.0 million. As part of the purchase of such shares of Series B Preferred Stock and pursuant to the Series B Purchase Agreement and Amendment No. 3 to the Series A Purchase Agreement of the same date, the Series B Purchasers purchased 1,041,290 shares of Series B Preferred Stock for an aggregate purchase price of $3.0 million (which included conversion of the Bridge Loan Notes into shares of Series B Preferred Stock) on December 23, 1996, and purchased 609,756 shares of Series B Preferred Stock for an aggregate purchase price of $2.0 million on June 18, 1997.

    On October 31, 1997, the Company, the Series A Purchasers, the Series B Purchasers and FBR Technology Venture Partners, L.P. (together the "Series C Purchasers") and Mr. Schaeffer entered into the Investment and Stockholders' Agreement (as amended, the "Investment and Stockholders' Agreement"), pursuant to which, among other things, the Series C Purchasers agreed to acquire 2,819,549 shares of Series C Preferred Stock for an aggregate purchase price of $30.0 million. Pursuant to the Investment and Stockholders' Agreement, the Series C Purchasers purchased 939,850 shares of Series C Preferred Stock for an aggregate purchase price of $10.0 million on October 31, 1997, and purchased an additional 1,879,699 shares of Series C Preferred Stock for an aggregate purchase price of $20.0 million on April 8, 1998.

    On April 8, 1998, the Company issued and sold 350,000 units, each consisting of $1,000 principal amount of 12 1/4% Senior Notes due 2008 (the "Notes") and warrants to purchase shares of Common Stock (the "Warrants") to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., TD Securities and Salomon Brothers Inc (together, the "Initial Purchasers") for resale pursuant to Rule 144A and Regulation S under the Securities Act. The aggregate purchase price of the Notes and Warrants was $350,000,000 (including $10,500,000 in discounts to the Initial Purchasers).

    Also in the last three years, the Company has issued options to purchase an aggregate of 495,123 shares of Common Stock under the Pathnet, Inc. 1995 Stock Option Plan, and options to purchase an aggregate of 2,046,258 shares of Common Stock (as of June 2, 1998) under the Pathnet, Inc. 1997 Stock Incentive Plan, to certain of its employees.

    All of these shares, units and options were issued in reliance upon the exemption from registration contained in Section 4(2) (in the case of original issuances) or Section 3(a)(9) (in the case of exchanges) of the Securities Act.

    In addition, in connection with the Offering, an aggregate of 15,864,716 shares of Common Stock will be issued to the holders of the Company's Series A, Series B and Series C Convertible Preferred Stock. These shares of Common Stock will be issued in reliance upon the exemption from registration contained in
Section 3(a)(9) of the Securities Act.

ITEM 16. EXHIBITS


   EXHIBIT
    NUMBER                                       DESCRIPTION OF DOCUMENT
--------------  -----------------------------------------------------------------------------------------
  1.1(4)        Form of Underwriting Agreement among the Company, Morgan Stanley & Co. Incorporated,
                Bear, Stearns & Co. Inc., Lehman Brothers Inc., J.P. Morgan Securities Inc., Morgan
                Stanley & Co. International Limited, Bear, Stearns International Limited, Lehman Brothers
                International (Europe) and J.P. Morgan Securities Ltd.
  3.1(5)        Form of Amended and Restated Certificate of Incorporation of the Company.
  3.2(5)        Form of Amended and Restated Bylaws of the Company.
  4.1(5)        Form of Common Stock Certificate.
  5.1(5)        Opinion of Paul, Weiss, Rifkind, Wharton & Garrison regarding legality of securities.
 10.1(2)(5)     Fixed Point Microwave Services Agreement by and between the Company and Northern Border
                Pipeline Company, dated October 17, 1997.
 10.2(2)(5)     Fixed Point Microwave Services Agreement by and between the Company and Northern Indiana
                Public Service Company, dated January 30, 1998.
 10.3(2)(5)     Fixed Point Microwave Services Agreement by and between the Company and Northeast
                Missouri Electric Power Cooperative, dated December 1, 1997.
 10.4(2)(5)     Fixed Point Microwave Services Agreement by and between the Company and KN Energy, Inc., dated September 8, 1997.
 10.5(2)(5)     Fixed Point Microwave Services Agreement by and between the Company and Pathnet/Idaho
                Power Equipment, LLC, dated April 17, 1998.
 10.6(2)(5)     Agreement to Create and Manage a High Capacity Telecommunications System by and between the Company and Texaco Pipeline, Inc., dated June 3, 1997.
 10.7(5)        Binding Term Sheet, by and between the Company and American Tower Corporation, dated
                February 17, 1998, as amended by Amendment No. 1, dated February 25, 1998, and Amendment
                No. 2, dated April 8, 1998.
 10.7.1(2)(5)   License Agreement, by and between the Company and American Tower Corporation, dated as of
                August 1, 1998.
 10.8(5)        Maintenance Services Agreement by and between the Company and KN Energy, Inc., dated
                October 11, 1997.
 10.9(5)        Maintenance Services Agreement by and between the Company and Northern Indiana Public
                Service Company, dated January 30, 1998.
 10.10(5)       Maintenance and Provisioning Services Agreement by and between the Company and Northern
                Border Pipeline Company, dated April 29, 1998.
 10.11(5)       Master Agreement by and between the Company and NEC America, Inc., dated August 8, 1997, as amended by Amendment No. 1, dated November 9, 1997 and Amendment No. 2, dated April 2,
                1998.
 10.11.1(5)     Amendment No. 3, dated May 4, 1998 to Master Agreement by and between the Company and NEC
                America, Inc.
 10.11.2(5)     Amendment No. 4, dated July 10, 1998 to Master Agreement to Master Agreement by and
                between the Company and NEC America, Inc.
 10.12(5)       Letter Agreement, by and between the Company and TCI Wireline, Inc., dated December 16,
                1997.
 10.13(3)(5)    Non-Qualified Stock Option Agreement by and between the Company and Richard A. Jalkut, dated August 4, 1997.
 10.14(3)(5)    Non-Qualified Stock Option Agreement by and between the Company and David Schaeffer, dated October 31, 1997.
 10.15(5)       Employment Agreement by and between the Company and Richard A. Jalkut, dated August 4,
                1997, as amended by Amendment to Employment Agreement, dated April 6, 1998.

 10.16(3)(5)    Non-Disclosure, Assignment of Inventions and Non-Competition Agreement by and between the
                Company and Kevin Bennis, dated February 2, 1998.
 10.17(3)(5)    Pathnet, Inc. 1995 Stock Option Plan.
 10.18(3)(5)    Pathnet, Inc. 1997 Stock Incentive Plan, as amended by Amendment No. 1 to 1997 Stock
                Incentive Plan.
 10.19(5)       Indenture by and between the Company and The Bank of New York, as trustee, dated April 8,
                1998.
 10.20(5)       Pledge Agreement by and among the Company, The Bank of New York, as trustee, and The Bank of New York, as securities intermediary, dated April 8, 1998.
 10.21(5)       Notes Registration Rights Agreement by and among the Company and Merrill Lynch & Co.,
                Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co., Inc., TD
                Securities (USA) Inc. and Salomon Brothers Inc (collectively, the "Initial Purchasers"), dated April 8, 1998.
 10.22(5)       Warrant Agreement by and between the Company and The Bank of New York, as warrant agent, dated April 8, 1998.
 10.23(5)       Warrant Registration Rights Agreement by and among the Company, Spectrum Equity
                Investors, L.P., New Enterprise Associates VI, Limited Partnership, Onset Enterprise
                Associates II, L.P., FBR Technology Venture Partners, L.P., Toronto Dominion Capital
                (U.S.A.) Inc., Grotech Partners IV, L.P., Richard A. Jalkut, David Schaeffer and the
                Initial Purchasers, dated April 8, 1998.
 10.24(4)       Investment and Stockholders' Agreement by and among the Company and certain stockholders of the Company set forth on the signature pages.
 10.25(5)       Purchase Agreement by and between Andrew Corporation and Path Tel, Inc., dated July 1,
                1995, as amended by Amendment One, dated September 16, 1996, and Amendment Two, dated
                July 1, 1997.
 10.26(5)       Lease Agreement, by and between 6715 Kenilworth Avenue General Partnership and the
                Company, dated August 9, 1997, as amended by Amendment to Lease, dated March 5, 1998.
 10.26.1(5)     Second Amendment to Lease, dated June 1, 1998.
 10.27(2)(5)    Fixed Point Microwave Services Agreement by and between the Company and KN
                Telecommunications, Inc., dated June 2, 1998.
 10.28(5)       Maintenance Services Agreement by and between the Company and Texaco Pipeline, Inc., dated June 26, 1998.
 21.1(5)        Subsidiaries of the Company.
 23.1(4)        Consent of PricewaterhouseCoopers LLP.
 23.2(5)        Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1).
 24.1(5)        Power of Attorney.
 27.1(5)        Financial Data Schedule.
 99.1(5)        Consent of the Yankee Group.
 99.2(5)        Consent of Bell Communications Research.


------------------------

(1) To be filed by amendment.

(2) Certain portions of this exhibit have been omitted based on a request for confidential treatment filed separately with the Securities and Exchange Commission.

(3) Constitutes management contract or compensatory arrangement.

(4) Filed herewith.


(5) Previously filed.


    (B) FINANCIAL STATEMENT SCHEDULES

    All schedules for which provision is made in the applicable accounting regulations of the Commission are not required, are inapplicable or have been disclosed in the notes to other financial statements and therefore have been omitted.

ITEM 17. UNDERTAKINGS

    The Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Restated Certificate of Incorporation, the Restated Bylaws, the Underwriting Agreement, the Unit Purchase Agreement, the Notes Registration Rights Agreement and the Warrant Registration Rights Agreement or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on this 10th day of August, 1998.



                                PATHNET, INC.

                                By:  /s/ MICHAEL A. LUBIN
                                     -----------------------------------------
                                     Name: Michael A. Lubin
                                        Title:Vice President, General Counsel
                                              and Secretary



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dated indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Chairman of the Board and     August 10, 1998
       David Schaeffer            Director

              *
------------------------------  Chief Executive Officer       August 10, 1998
      Richard A. Jalkut           and Director

              *                 Vice-President, Finance
------------------------------    (principal accounting       August 10, 1998
    William R. Smedberg, V        and financial officer)

              *
------------------------------  Director                      August 10, 1998
       Peter J. Barris

              *
------------------------------  Director                      August 10, 1998
       Kevin J. Maroni

              *
------------------------------  Director                      August 10, 1998
      Patrick J. Kerins

              *
------------------------------  Director                      August 10, 1998
       Richard K. Prins

              *
------------------------------  Director                      August 10, 1998
   Stephen A. Reinstadtler



*By:  /s/ MICHAEL A. LUBIN
      -------------------------
      Name: Michael A. Lubin
      Title: Attorney-in-fact

                               INDEX TO EXHIBITS


   EXHIBIT
    NUMBER                                       DESCRIPTION OF DOCUMENT
--------------  -----------------------------------------------------------------------------------------
   1.1(4)       Form of Underwriting Agreement among the Company, Morgan Stanley & Co. Incorporated,
                Bear, Stearns & Co. Inc., Lehman Brothers Inc., J.P. Morgan Securities Inc., Morgan
                Stanley & Co. International Limited, Bear, Stearns International Limited, Lehman Brothers
                International (Europe) and J.P. Morgan Securities Ltd.
   3.1(5)       Form of Amended and Restated Certificate of Incorporation of the Company.
   3.2(5)       Form of Amended and Restated Bylaws of the Company.
   4.1(5)       Form of Common Stock Certificate.
   5.1(5)       Opinion of Paul, Weiss, Rifkind, Wharton & Garrison regarding legality of securities.
  10.1(2)(5)    Fixed Point Microwave Services Agreement by and between the Company and Northern Border
                Pipeline Company, dated October 17, 1997.
  10.2(2)(5)    Fixed Point Microwave Services Agreement by and between the Company and Northern Indiana
                Public Service Company, dated January 30, 1998.
  10.3(2)(5)    Fixed Point Microwave Services Agreement by and between the Company and Northeast
                Missouri Electric Power Cooperative, dated December 1, 1997.
  10.4(2)(5)    Fixed Point Microwave Services Agreement by and between the Company and KN Energy, Inc., dated September 8, 1997.
  10.5(2)(5)    Fixed Point Microwave Services Agreement by and between the Company and Pathnet/Idaho
                Power Equipment, LLC, dated April 17, 1998.
  10.6(2)(5)    Agreement to Create and Manage a High Capacity Telecommunications System by and between the Company and Texaco Pipeline, Inc., dated June 3, 1997.
  10.7(5)       Binding Term Sheet, by and between the Company and American Tower Corporation, dated
                February 17, 1998, as amended by Amendment No. 1, dated February 25, 1998, and Amendment
                No. 2, dated April 8, 1998.
  10.7.1(2)(5)  License Agreement, by and between the Company and American Tower Corporation, dated as of
                August 1, 1998.
  10.8(5)       Maintenance Services Agreement by and between the Company and KN Energy, Inc., dated
                October 11, 1997.
  10.9(5)       Maintenance Services Agreement by and between the Company and Northern Indiana Public
                Service Company, dated January 30, 1998.
  10.10(5)      Maintenance and Provisioning Services Agreement by and between the Company and Northern
                Border Pipeline Company, dated April 29, 1998.
  10.11(5)      Master Agreement by and between the Company and NEC America, Inc., dated August 8, 1997, as amended by Amendment No. 1, dated November 9, 1997 and Amendment No. 2, dated April 2,
                1998.
  10.11.1(5)    Amendment No. 3, dated May 4, 1998 to Master Agreement by and between the Company and NEC
                America, Inc.
  10.11.2(5)    Amendment No. 4, dated July 10, 1998 to Master Agreement to Master Agreement by and
                between the Company and NEC America, Inc.
  10.12(5)      Letter Agreement, by and between the Company and TCI Wireline, Inc., dated December 16,
                1997.
  10.13(3)(5)   Non-Qualified Stock Option Agreement by and between the Company and Richard A. Jalkut, dated August 4, 1997.
  10.14(3)(5)   Non-Qualified Stock Option Agreement by and between the Company and David Schaeffer, dated October 31, 1997.
  10.15(5)      Employment Agreement by and between the Company and Richard A. Jalkut, dated August 4,
                1997, as amended by Amendment to Employment Agreement, dated April 6, 1998.
  10.16(3)(5)   Non-Disclosure, Assignment of Inventions and Non-Competition Agreement by and between the
                Company and Kevin Bennis, dated February 2, 1998.

  10.17(3)(5)   Pathnet, Inc. 1995 Stock Option Plan.
  10.18(3)(5)   Pathnet, Inc. 1997 Stock Incentive Plan, as amended by Amendment No. 1 to 1997 Stock
                Incentive Plan.
  10.19(5)      Indenture by and between the Company and The Bank of New York, as trustee, dated April 8,
                1998.
  10.20(5)      Pledge Agreement by and among the Company, The Bank of New York, as trustee, and The Bank of New York, as securities intermediary, dated April 8, 1998.
  10.21(5)      Notes Registration Rights Agreement by and among the Company and Merrill Lynch & Co.,
                Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co., Inc., TD
                Securities (USA) Inc. and Salomon Brothers Inc (collectively, the "Initial Purchasers"), dated April 8, 1998.
  10.22(5)      Warrant Agreement by and between the Company and The Bank of New York, as warrant agent, dated April 8, 1998.
  10.23(5)      Warrant Registration Rights Agreement by and among the Company, Spectrum Equity
                Investors, L.P., New Enterprise Associates VI, Limited Partnership, Onset Enterprise
                Associates II, L.P., FBR Technology Venture Partners, L.P., Toronto Dominion Capital
                (U.S.A.) Inc., Grotech Partners IV, L.P., Richard A. Jalkut, David Schaeffer and the
                Initial Purchasers, dated April 8, 1998.
  10.24(4)      Investment and Stockholders' Agreement by and among the Company and certain stockholders of the Company set forth on the signature pages.
  10.25(5)      Purchase Agreement by and between Andrew Corporation and Path Tel, Inc., dated July 1,
                1995, as amended by Amendment One, dated September 16, 1996, and Amendment Two, dated
                July 1, 1997.
  10.26(5)      Lease Agreement, by and between 6715 Kenilworth Avenue General Partnership and the
                Company, dated August 9, 1997, as amended by Amendment to Lease, dated March 5, 1998.
  10.26.1(5)    Second Amendment to Lease, dated June 1, 1998.
  10.27(2)(5)   Fixed Point Microwave Services Agreement by and between the Company and KN
                Telecommunications, Inc., dated June 2, 1998.
  10.28(5)      Maintenance Services Agreement by and between the Company and Texaco Pipeline, Inc., dated June 26, 1998.
  21.1(5)       Subsidiaries of the Company.
  23.1(4)       Consent of PricewaterhouseCoopers LLP.
  23.2(5)       Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1).
  24.1(5)       Power of Attorney.
  27.1(5)       Financial Data Schedule.
  99.1(5)       Consent of the Yankee Group.
  99.2(5)       Consent of Bell Communications Research.


------------------------

(1) To be filed by amendment.

(2) Certain portions of this exhibit have been omitted based on a request for confidential treatment filed separately with the Securities and Exchange Commission.

(3) Constitutes management contract or compensatory arrangement.

(4) Filed herewith.


(5) Previously filed.